12/9

02069112

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME L'Oréal S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

FILE NO. 82- 735

FISCAL YEAR 12/31/00

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: NM

DATE : 2/3/03


L'ORÉAL
2000

L'Oréal – founded in Paris nearly a century ago by the chemist Eugène Schueller – is the global leader in the cosmetics industry.
The group is present in more than 150 countries with a portfolio of global brands, and has maintained its market leadership for many years, in particular in the four main segments of the cosmetics market: Haircare, Make-up, Perfumes and Skincare. L'Oréal is also active in Dermatology.

Contents









The L'Oréal Annual Report comprises three separate documents :

1 - a general brochure ;

2 - the consolidated financial statements available to the financial community on Thursday 5th April 2001 ;

3 - the Management Report and the L'Oréal S.A. parent company financial statements plus additional information as required by law, available two weeks prior to the Annual General Meeting convened for Tuesday 29th May 2001.

Board of **Directors**

Lindsay Owen-Jones, CBE
Chairman and Chief Executive Officer

Jean-Pierre Meyers
Vice-Chairman

Liliane Bettencourt
Director

Françoise Bettencourt Meyers
Director

Peter Brabeck-Letmathe
Director

Francisco Castañer Basco
Director

François Dalle
Director

Rainer E. Gut
Director - Since 30th May, 2000

Marc Ladreit de Lacharrière
Director

Guy Landon
Director

Olivier Lecerf
Director

Edouard de Royère
Director

Michel Somnolet
Director - Since 23rd February, 2000

Auditors

Pierre Coll
Patrice de Maistre

Substitutes

Etienne Jacquemin
Etienne Boris

The presentation of the Directors is on page 55.

An **histo**

2000 was a landmark year for L'Oréal: our sales growth was the highest since the integration of our American subsidiaries in 1994, and growth in earnings was at an all-time record level.
Thanks to the exceptional success of our new products and spectacular breakthroughs in several markets, we achieved a high level of organic growth which was complemented by favourable exchange rates and the consolidation of our acquisitions. The further improvement in our margins confirmed the success of concentrating on ten or so core brands.

Finally, we should emphasise the strong progress made in our dermatological activities, and the excellent contribution made by Sanofi/Synthélabo, which confirms the success of the merger process began two years ago.

Outstanding success for our "star" products
Our brands successfully launched a large number of "star" products, including Water Shine lipstick and Full n'Soft mascara from Maybelline, the Age Perfect skincare lines from L'Oréal Paris and Nutrilogie from Vichy, the Fructis Style line from Laboratoires Garnier, Maji-Contrast colourants from L'Oréal Professionnel, and the fragrances Ralph by Ralph Lauren and Miracle by Lancôme. Finally, 2000 saw the very promising debut of a new luxury make-up line under the Giorgio Armani signature.

The success of these products stems from the technologies developed by our research teams, which now number over 2500 people. For the first time ever, we registered more than 400 patents in a single year.

International breakthroughs
Carried forward by research, our brands have advanced on every front: firstly in Europe and the United States, where the group's sales topped the 3 billion dollar mark, and strengthened its position as market leader. In Japan, sales increased by 46%. By the end of 2000, Maybelline had become number one in Japan for mass-market make-up, following in the wake of our luxury brands which had already shown the way by occupying leading positions in the country's department stores. Spectacular breakthroughs were made in Korea (+70%), Russia (+47%) and Brazil (+44%), as well as in other countries.

These successes mean that our activity is now more evenly distributed geographically. For the first time, L'Oréal achieved its objective of producing 50% of its sales outside Europe.

Margins further improved
Once again we have kept the increase in operating profit ahead of the rise in sales. I see this as the culmination of our policy of concentrating on ten or so brands, which account for nearly 90% of sales. This strategy, which has been in force for several years, has made possible substantial economies of scale.

At the same time, constant effort has enabled us to move towards greater geographical balance in the profitability of our businesses. Profitability continues to increase in Europe and in North America, but is now also beginning to increase significantly in new markets, opening up attractive prospects for future years.

Acquisitions: new sources of growth
The year 2000 also saw a number of strategic acquisitions that should improve the group's long-term growth prospects.

The acquisition of Carson makes L'Oréal number one in ethnic cosmetics in the fast-expanding American market, while opening up promising lines of development in Africa. In the salon sector, the acquisition of Matrix completes the L'Oréal product range with an American brand name of the first rank. Kiehl's – a cult brand in New York – represents a new trend-setting and totally original approach to this sector.

·ical

year



Our strategic alliance with the Japanese company Shu Uemura, a major make-up and skincare brand well known for its creativity, is a noteworthy event: for the first time, our brand portfolio now features an Asian brand with global potential. This agreement reflects our determination to make Tokyo the third focus of L'Oréal's creative identity, alongside Paris and New York.

These acquisitions have been targeted to complement, rather than replace, the group's organic growth. By integrating new brands, we aim to prepare L'Oréal for the future by providing new areas for expansion.

Sustainable development

Our mission is to satisfy those needs that are intimately linked to the more general pursuit of a sense of well-being. Fluctuations in the economy have little impact on it, and it offers substantial development prospects both in our traditional markets and in those new markets that are our future growth drivers.

Our group is now better balanced, and so both less sensitive to the economic climate, and better equipped to maintain sustained growth.

Our leading-edge technologies, our major international brands, and our ability to market our products world-wide help us to meet the challenge of better service to consumers wherever they may be.

The success of this growth model has been sustainable only because our economic activity is very firmly based on ethical principles and on a keen sense of our social responsibilities.
I take pleasure in observing that an awareness of these responsibilities with respect to our employees, our consumers, public authorities, the environment and society in general continues to grow, and I am determined to further strengthen this commitment in all our businesses world-wide.

But our successes, past, present and future are above all rooted in the everyday commitment, the enthusiasm and passion of the men and women of L'Oréal.

I would like to take this opportunity to thank them.
I base my confidence in the future of our group on them.

Lindsay Owen-Jones
Chairman and Chief Executive Officer

Manage



Lindsay Owen-Jones, CBE
Chairman and Chief Executive Officer

Jean-François Grollier
Vice-President in charge of Research and Development

Béatrice Dautresme
Vice-President in charge of Strategic Business Development

Jean-Jacques Lebel
Vice-President in charge of Professional Products Division[2]



Giorgio Galli
Vice-President in charge of Corporate Communications and External Affairs[1]

Marcel Lafforgue
Vice-President in charge of Production and Technology

[1] **Jean-Pierre Valériola**, Vice-President in charge of Corporate Communications and External Affairs has decided to retire.
Giorgio Galli is appointed to succeed him.

ment Committee

Patrick Rabain

Vice-President in charge of Consumer Products Division

Michel Somnolet

Vice-President in charge of Administration and Finance

Gilles Weil

Vice-President in charge of Luxury Products Division



François Vachey

Vice-President in charge of Human Resources

[2] **Alain Leprince-Ringuet**, Vice-President in charge of Professional Products Division, retired at the end of the year 2000.
He was succeeded by Jean-Jacques Lebel.

L'Oréal financial

World number one in the cosmetics industry
Global brands
Present in over 150 countries

Consolidated sales: 12,671 million euros
Net profit before capital gains
and losses and after minority interests: **1,028** million euros

283 subsidiaries
46 plants
48,222 employees worldwide

383 million euros of R&D investments, representing 3%
of consolidated sales
2,564 researchers
420* patents registered in 2000

* In accordance with standard CNCC 354 (revised), figures marked with an asterisk (*) are from external sources outside the scope of review of the Auditors.

highlights

2000 key data

Breakdown of share ownership as of December 31st, 2000


Mrs
Bettencourt
and her family
51%
Gesparal
53,70
Public
46,30%
Nestlé
49%

L'Oréal in 2000 – **€ millions (€1 = FF 6.55957)** – FF millions

	(1) and (2) **1999**	**2000**	**Growth**
Consolidated sales	**10,751**	**12,671**	+ 17.9%
	70,520	83,116	
Net profit before capital gains and losses and minority interests	**833**	**1,033**	+ 24.0%
	5,465	6,776	
Net profit before capital gains and losses and after minority interests	**827**	**1,028**	+ 24.2%
	5,428	6,743	
Fully diluted earnings per share (€ – FF) (3)	**1.22**	**1.52**	+ 24.2 %
	8.03	9.97	

Dividend(3)

(excluding tax already paid to French Treasury, or tax credit)	Paid in 2000	Proposed for 2001*	Change 00/01
– in euros (1 € = FF 6.55957)	**0.34**	**0.44**	**+29.4%**
– Approximately in FF	2.23	2.89	

* Annual General Meeting on 29 th May, 2001

Cosmetology and dermatology research

As a percentage of 2000 consolidated sales	3%
Growth in expenditure	+17.7%
Number of research and development employees	2,564

(1) – Following the transfer during 1999 of Synthélabo to the new Sanofi-Synthélabo entity, L'Oréal consolidated 56.64% of its subsidiary by the equity method in the first half-year, and its 19.57% interest in Sanofi-Synthélabo by the equity method in the second half-year.
(2) – In 2000, the application of Regulation CRC 99-02 led to the reclassification of employee profit-sharing as personnel costs, and the reclassification of exceptional operating expense and income as other operating expense and income. To ensure comparability, the 1999 financial statements are presented in accordance with this new reference (see Notes to Financial Statements, volume 2 of the Annual Report).
(3) – After the ten-for-one share split of 3rd July, 2000.

A track record of

Consolidated group sales

Published consolidated total

	1996	1997	1998	1998 (pro forma)	1999	2000
€ millions	**9,200**	**10,537**	**11,498**	**9,588**	**10,751**	**12,671**
FF millions	60,347	69,121	75,421	62,892	70,520	83,116

Consolidated sales by sector



€ millions
Consolidated Cosmetics
Pharmaceuticals
Dermatology
7,468
1,589
79
1996
8,562
1,788
121
1997
9,382
1,910
151
1998
9,369
151
1998 pro forma (1)
10,481
199
1999
12,317
263
2000

(1) – After reclassification of sales according to sector.

Breakdown of 2000 consolidated cosmetics sales[2] by division



54.8%
27.4%
12.3%
0.8%
4.7%

	€ millions	Growth published figures	Growth like-for-like basis
Consumer Products	6,745	+ 14.8%	+ 6.5%
Luxury Products	3,385	+ 19.8%	+ 10,8%
Professional Products	1,518	+ 27.7%	+ 8.5%
Active Cosmetics	574	+ 15.1%	+ 12.0%
Other Cosmetics	95	+ 4.0%	+ 1.8%
Total cosmetics sales	**12,317**	**+ 17.5%**	**+ 8.1%**

(2) – Including sales generated by agents, 2000 group cosmetics sales stood at € 12.5 billion. Details of these economic sales figures can be found in the sections in this report covering the individual cosmetics divisions.

Breakdown of 2000 consolidated cosmetics sales by geographical zone



30.3%
50.6%
19.1%

	€ millions	Growth published figures	Growth like-for-like basis
Western Europe	6,234	+ 6.0%	+ 5.1%
North America	3,733	+ 31.4%	+ 8.0%
Rest of the World	2,350	+ 33.4%	+ 17.3%
Total cosmetics sales	**12,317**	**+ 17.5 %**	**+ 8.1 %**

growth

Consolidated profit

Pre-tax profit of fully consolidated companies

€ millions, FF millions


1,183
7,762
1,339
8,780
1,155
7,576
979
6,422
1,125
7,380
1,322
8,672
1997
1998
1999
1998
1999
2000
(pro forma)
published
new reference (1)

(1) – See Notes to Financial Statements, volume 2 of the Annual Report

Net profit before capital gains and losses and after minority interests[2]

€ millions, FF millions


568
3,728
641
4,206
719
4,714
827
5,428
1,028
6,742
+10.3%
+12.8%
+12.1%
+15.1%
+24.2%
1996
1997
1998
1999
2000

(2) – The new accounting reference has no impact at this level.

2000 pre-tax profit of fully consolidated companies by sector

Weight


96.4%
3.6%

	€ millions FF millions	Growth
Consolidated cosmetics	**1,275** 8,366	**+ 17.3%**
Dermatology	**48** 313	**+ 34.8%**

2000 adjusted operating profit [3] of cosmetics divisions by geographical zone

(% of sales)

	1998[4][5]	1999[5]	*2000*
Western Europe	13.1%	13.5%	**13.6%**
North America	11.6%	11.7%	**11.9%**
Rest of the World	4.5%	3.8%	**5.7%**
Cosmetics divisions total	**11.3%**	**11.4%**	**11.6%**

(3) – Adjusted operating profit, i.e. including exchange gains and losses.
(4) – Pro forma.
(5) – New reference.

2000 balance sheet, cash flows and capital expenditures

Balance sheet

€ millions, FF millions

Total: **13,635** / 89,436

Assets	€ millions	FF millions
Net fixed assets	**7,605**	49,886
Stocks and debtors	**4,426**	29,032
Cash and short term investments	**1,588**	10,413
Others	**16**	105

Liabilities	FF millions	€ millions
Shareholders' equity	43,230	**6,591**
Minority interests	65	**10**
Provisions for liabilities and charges	4,738	**722**
Debt	22,457	**3,424**
Current liabilities	18,905	**2,882**
Others	41	**6**

Sources and applications of funds

€ millions, FF millions

Sources	€ millions	FF millions
Net book profit of companies consolidated by global and proportional methods	**769**	5,044
Depreciation and provisions	**526**	3,451

Applications	FF millions	€ millions
Capital expenditure	2,663	**406**
Dividends received from companies consolidated by the equity method	- 321	**- 49**
Change in working capital requirements	2,650	**404**
Operating cash flow	3,503	**534**

Cash flow
8,495 **1,295**

Capital expenditure (cosmetology and dermatology)

€ millions, FF millions



382
2,505
446
2,923
411
2,693
309
2,024
339
2,224
1997
1998
1999
1999
2000
published
new reference

Financial ratios

	1999 (1)	2000
Pre-tax profit of fully consolidated companies / Sales	= 10.5%	10.4%
Net profit on ordinary activities before capital gains and losses and minority interests / Sales	= 7.7%	8.2%
Net profit on ordinary activities before capital gains and losses and after minority interests / Opening shareholders' equity	= 16.2%	17.7%
Net borrowings / Shareholders' funds	= 12.2%	24.0%

(1) - New reference

The L'Oréal share

L'Oréal share performance (base 100 as of 01.01.96)

Source : Datastream


L'ORÉAL (adjusted share price)
CAC 40 index (1)
DOW JONES STOXX 50 index (1)
(reconstituted for the years prior to 1999)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
indices
1996
1997
1998
1999
2000
762
686
610
534
457
381
305
229
152
76
share price

As of 31st December, 2000, L'Oréal's share capital consisted of 676,062,160 shares with a par value of 0.2 euros. Gesparal S.A. holds 53.70% of L'Oréal's capital and 70.93% of voting rights.

(1) - Indices relative to L'Oréal share price.

Fully diluted earnings per share (before capital gains and losses, after minority interests) [2]

– €, – FF


0.84
5.52
0.95
6.22
1.06
6.97
1.22
8.03
1.52
9.97
+10.3%
+12.8%
+12.1%
+15.1%
+24.2%
1996
1997
1998
1999
2000

(2) After the one-for-ten bonus share allocation decided by the Board of Directors on 23rd May 1996, and the ten-for-one share split of 3rd July 2000.

Share (Deferred Settlement Service) [3]

– €, – FF

		1996	1997	1998	1999	2000
Final adjusted closing price [4]		**29.79**	**35.90**	**61.59**	**79.65**	**91.30**
		195.40	235.50	404.00	522.47	598.89
Dividend per share for the year [4]	Net dividend				**0.34**	**0.44** [5]
		1.40	1.60	1.85	2.23	2.89
	Tax credit				**0.17**	**0.22**
		6.70	0.80	0.92	1.11	1.44
	Total value				**0.51**	**0.66**
		2.10	2.40	2.77	3.34	4.33

(3) - The Deferred Settlement Service replaced the Monthly Settlement Market at the Paris Bourse on 25th September 2000.
(4) - Prices and dividends have been restated to reflect the one-for-ten bonus share allocation decided by the Board of Directors on 23rd May 1996, and the ten-for-one share split of 3rd July 2000.
(5) - Dividend proposed to the Annual General Meeting of 29th May 2001.

5-year investment in L'Oréal shares [6]

– €, – FF

Purchase of 76 shares on 31st December, 1995	**15,189.41** 99,636.00
Reinvestment of dividends	
Valuation at 31st December 2000 (890 shares at € 91.30 / FF 598.89) [7]	**81,257.00** 533,010.98

Capital invested multiplied by 5.35
Total shareholder return: 39.03% per year

(6) - See volume 3 of the Annual Report 2000 (shareholder value creation).
(7) - There was a ten-for-one share split on 3rd July 2000.

solidated financial data

1998	1997	1996	1995	1994	1993	1992	1991	1990
11,498	**10,537**	**9,200**	**8,136**	**7,260**	**6,123**	**5,727**	**5,099**	**4,628**
75,421	69,121	60,347	53,371	47,624	40,163	37,568	33,445	30,360
1,339	**1,183**	**1,011**	**897**	**816**	**685**	**611**	**527**	**472**
8,780	7,762	6,632	5,886	5,352	4,493	4,008	3,456	3,093
11.6	**11.2**	**11.0**	**11.0**	**11.2**	**11.2**	**10.7**	**10.3**	**10.2**
488	**422**	**328**	**285**	**256**	**211**	**189**	**173**	**172**
3,200	2,771	2,149	1,871	1,682	1,387	1,242	1,137	1,128
807	**722**	**644**	**579**	**529**	**448**	**395**	**330**	**279**
5,296	4,739	4,225	3,796	3,472	2,936	2,592	2,163	1,828
7.0	**6.9**	**7.0**	**7.1**	**7.3**	**7.3**	**6.9**	**6.5**	**6.0**
719	**641**	**568**	**515**	**476**	**394**	**350**	**308**	**257**
4,714	4,206	3,728	3,381	3,121	2,584	2,298	2,018	1,687
191	**165**	**144**	**125**	**114**	**96**	**85**	**75**	**62**
1,251	1,082	946	817	750	628	559	489	406
5,590	**5,346**	**4,687**	**3,550**	**3,366**	**2,029**	**1,808**	**1,916**	**1,406**
36,669	35,066	30,743	23,286	22,082	13,308	11,857	12,571	9,225
4,937	**4,512**	**4,048**	**3,617**	**3,182**	**3,182**	**3,041**	**2,525**	**2,419**
32,383	29,594	26,555	23,728	23,659	20,875	19,946	16,562	15,868
903	**825**	**810**	**685**	**844**	**960**	**847**	**540**	**510**
5,921	5,409	5,310	4,493	5,534	6,300	5,559	3,543	3,347
5,519	**5,183**	**4,584**	**4,083**	**3,829**	**2,767**	**2,464**	**2,155**	**1,859**
36,199	33,998	30,066	26,782	25,117	18,148	16,164	14,137	12,196
1,748	**1,767**	**1,598**	**848**	**979**	**619**	**638**	**701**	**602**
11,466	11,591	10,483	5,561	6,420	4,060	4,188	4,598	3,950
1.06	**0.95**	**0.84**	**0.76**	**0.70**	**0.62**	**0.55**	**0.48**	**0.40**
6.97	6.22	5.52	5.00	4.62	4.04	3.59	3.15	2.64
0.28	**0.24**	**0.21**	**0.18**	**0.17**	**0.15**	**0.13**	**0.12**	**0.10**
1.85	1.60	1.40	1.21	1.11	0.98	0.87	0.76	0.64
0.14	**0.12**	**0.11**	**0.09**	**0.09**	**0.07**	**0.07**	**0.06**	**0.05**
61.59	**35.90**	**29.79**	**18.17**	**15.09**	**18.09**	**14.79**	**10.41**	**6.53**
404.00	235.50	195.40	119.18	99.00	118.64	97.00	68.27	42.82
676,062,160	**676,062,160**	**676,062,160**	**614,601,970**	**614,601,970**	**581,891,760**	**581,891,760**	**581,422,050**	**579,793,240**

(5) – Public Exchange Offers were made for investment certificates and voting right certificates on the date of the Annual General Meeting of 25th May, 1993 (see Commission des Opérations de Bourse information note of 3rd June, 1993).
(6) – The certificates were reconstituted as shares following the Special General Meeting on 29th March, 1999 and the Extraordinary General Meeting on 1st June, 1999.
(7) – The L'Oréal share has been listed in euros on the Paris Bourse since 4th January, 1999, where it was first listed in 1963. The share capital was fixed at € 135,212,432 at the Annual General Meeting of June 1st, 1999: the par value of one share is now 0.2 euros.
(8) – The dividend is fixed in euros since the Annual General Meeting of 30th May 2000.

1990-2000 : **ten years** of co

– € millions (€1 = FF 6.55957) - FF millions	**2000**	1999 new reference	1999	1998 Pro forma new reference
RESULTS OF OPERATIONS				
Consolidated sales	12,671 83,118	10,751 70,520	10,751 70,520	9,588 62,892
Pre-tax profit of consolidated companies	1,322 8,672	1,125 7,380	1,155 7,576	979 6,421
As a percentage of consolidated sales	10.4	10.5	10.7	10.2
Corporate tax	488 3,204	429 2,811	429 2,811	375 2,460
Net profit before capital gains and losses and minority interests	1,033 6,779	833 5,465	833 5,465	722 4,738
As a percentage of consolidated sales	8.2	7.7	7.7	7.5
Net profit before capital gains and losses, after minority interests	1,028 6,742	827 5,428	827 5,428	719 4,714
Total dividend	297 1,951	230 1,508	230 1,508	191 1,251
BALANCE SHEET				
Fixed assets	7,605 49,886	5,918 38,819	5,908 38,757	5,299 34,756
Current assets	6,013 39,445	4,944 32,431	4,721 30,968	4,229 27,743
of which cash and short-term investments	1,588 10,413	1,080 7,082	1,080 7,082	762 4,999
Long-term capital (shareholders' equity + provisions)	7,313 47,968	6,298 41,315	6,201 40,673	5,549 36,401
Loans and debt	3,424 22,457	1,914 12,554	1,794 11,767	1,718 11,271
PER SHARE DATA (notes 1 to 6)				
Net earnings per share (before capital gains and losses, after minority interests)	1.52 9.97	1.22 8.03	1.22 8.03	1.06 6.97
Net dividend per share (7) (8) (approximately in FF)	0.44 2.89	0.34 2.23	0.34 2.23	0.28 1.85
Tax credit	0.22	0.17	0.17	0.14
Share price as of 31st December (7)	91.30 598.89	79.65 522.47	79.65 522.47	61.59 404.00
Number of shares outstanding (1) (4) (5) (6) (7)	676,062,160	676,062,160	676,062,160	676,062,160

(1) – Including investment certificates issued in 1986 and bonus share issues.
(2) – Restated to reflect the ten-for-one share split decided at the Extraordinary General Meeting of 14th June, 1990.
(3) – Figures restated to reflect the one-for-ten bonus share allocation decided by the Board of Directors as of 23rd May, 1996.
(4) – **676,062,160** shares after the ten-for-one share split (Annual General Meeting of 30th May 2000).

Year's

L'Oréal acquires 3 American brands


L'OREAL
FIFTH AVENUE

L'Oréal USA headquarters in New York City.

In the year 2000, the group made 3 strategic acquisitions of American brands : Carson, Kiehl's and Matrix.

Carson is number one on the American ethnic cosmetics market, the largest in the world. The company also holds the number one position in South Africa with 35 %* of the ethnic haircare market, and is the market leader for the African continent, which accounts for almost one quarter of its sales.

Created in New York in 1851, **Kiehl's** is a unique skincare and haircare brand renowned throughout the world. Kiehl's has become a cult brand in luxury cosmetics through its original approach: no advertising, highly exclusive distribution and an extremely personalised relationship with its customers.

Matrix is the number three company worldwide in professional haircare products. **Matrix** markets shampoos, colourants, styling and haircare products with an accessible brand positioning through hairdressing salons. The company is number one in this market in North America where it achieves about 90 % of its sales.

Acquisition of two regional brands: Respons in Scandinavia and Miss Ylang in Argentina

L'Oréal bought the shampoo and conditioner brand **Respons**, one of the top three haircare brands in Scandinavia. Already number one in Denmark, the group is now a leading player in the Swedish haircare market and promises rapid growth in Norway and Finland. The product lines will gradually be linked with the Garnier brand.

L'Oréal acquired **Miss Ylang**, long established as number one in Argentina for mass-market make-up. This acquisition means the group can now speed up the deployment and expansion of Maybelline in Argentina, and strengthen its leadership in the mass make-up market.



Miss Ylang has an excellent reputation, based on its high quality and affordable products.

events

Alliance with the Japanese company Shu Uemura

In November the group's Japanese subsidiary, Nihon L'Oréal, took a 35 % stake in Shu Uemura. **Shu Uemura** is a pioneer in the art of make-up, skincare and cleansing, and one of the best-known cosmetics brands in Japan. L'Oréal is also taking over all the international activities of the company, which operates in over 25* countries through some hundred department stores and speciality boutiques.



Depsea Water, an innovative face and body mist formulated with water extracted from the deep sea (exclusively from Shu Uemura) and water-soluble aromatic compounds for a lasting, hydrating effect.

Atelier Factory, a 500m² boutique with on-site production of custom-made make-up products.

L'Oréal and UNESCO acknowledge the achievements of 15 women scientists



Ceremony for the presentation of the L'Oréal "Awards For Women in Science" at UNESCO headquarters, January 10, 2000, in the presence of Mr. Matsuura, Director General of UNESCO, and Mr. Owen-Jones.

In January, Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal and Koïchiro Matsuura, Director General of UNESCO, presented the L'Oréal **For Women in Science** awards to five women scientists – one from each of five continents in recognition of their outstanding achievements in the life sciences.

UNESCO-L'Oréal Fellowships were also awarded to ten young women to help them continue in their chosen path of scientific research.

This sponsorship programme, For Women in Science, in conjunction with UNESCO, is an expression of the L'Oréal group's faith in scientific progress, and of its commitment to promoting the fundamental role of women in research.

50 subsidiaries adopt the L'Oréal name

Cosmair is now L'Oréal USA, Kosmeor has become L'Oréal Polska, Kobel is now known as L'Oréal Korea … In 2000, fifty of the group's subsidiaries all over the world adopted L'Oréal as their corporate name. This trend reflects a determination to strengthen the group's corporate identity in each country through the use of a single name: L'Oréal.

Giorgio Galli
Vice-President in charge of Corporate Communications and External Affairs

Brands of

Sales and origin of the group's top global brands

Sales over € 4 billion

L'ORÉAL PARIS



Sales over € 1 billion



LANCÔME PARIS

Sales between € 100 million and € 500 million

VICHY LABORATOIRES



RALPH LAUREN





REDKEN 5TH AVENUE NYC



HELENA RUBINSTEIN HR



Sales for the L'Oréal brand are over EUR 4 billion and are divided between two divisions: Consumer Products (L'Oréal Paris) and Professional Products (L'Oréal Professionnel Paris)

- □ **Consumer Products Division**
- ■ **Luxury Products Division**
- ■ **Professional Products Division**
- □ **Active Cosmetics Department**

Brands of European origin

- • L'Oréal Professionnel
- ○ L'Oréal Paris
- ○ Garnier
- • Lancôme
- • Biotherm
- • Parfums Giorgio Armani
- • Cacharel
- ○ Vichy
- ○ La Roche-Posay

global stature


L'ORÉAL PARIS PROFESSIONNEL
MAYBE SHE'S BORN WITH IT. MAYBE IT'S MAYBELLINE.
MAYBELLINE NEW YORK
GARNIER
GIORGIO ARMANI PARFUMS
BIOTHERM
cacharel PARIS
SOFT SHEEN PRODUCTS
carson
MATRIX
LA ROCHE-POSAY LABORATOIRE PHARMACEUTIQUE

Brands of American origin

- • Matrix
- • Redken
- ○ Maybelline
- ○ Carson/Soft Sheen
- • Ralph Lauren
- • Helena Rubinstein

The above table shows the organisational structure of the **L'Oréal** group in terms of its major global brands, arranged according to sales and distribution channels : mass-market, selective retail, salons, pharmacies and specialist dermo-cosmetics outlets.

L'Oréal worldwide : **international** momentum

1993



WORLD COVERAGE OF L'ORÉAL'S TOP BRANDS	
Number of brands per country	
10 and over	
6 – 9 brands	
0 – 5 brands	



2000

The above maps show that, from 1993 to 2000, **L'Oréal** continued its world-wide growth. While remaining true to its strategy of pragmatic globalisation, the group developed its major European and American brands to make them world-wide success stories.

A group that looks **to the future**



Whether by chance or coincidence, radical changes are taking place in the world as we enter the new millennium. The world of tomorrow will bear little relation to the world familiar to us today.

A beauty strategy adapted to a world of permanent change

What part will beauty play in a society that enables people – divided into increasingly segmented and diversified types, and better informed – to lead a life that is better, longer, and more in harmony with their environment ?

To anticipate and to analyse their needs and to fine-tune a response to them, to project a vision of the future with the utmost precision : that is the role of the Strategic Development Division. But its task is not merely to anticipate. Rather, it takes a long-term view, at the cross-roads where different issues meet : trends in consumer behaviour, advances in scientific research, and the profound transformations already being brought about by new information technology.

An increasingly demanding global consumer

The heart of L'Oréal's Strategic Development Division is therefore at the centre of a series of activities :

- Through an Internet and e-Business Division for the group:
  - A service to help, co-ordinate and develop the numerous group brand sites throughout the world,
  - A detailed monitoring of the individual desires of an increasingly demanding global consumer, in order to offer more appropriate and more personalised products and services,
  - A better understanding of the emergence of new interactive communication methods that are bound to bring changes in consumer attitudes.


L'ORÉAL
NEWS
L'ORÉAL

- An analysis of changes in the world-wide marketing of our brands, and the identification of new opportunities.

- An observation of the creative world in all beauty-related fields, leading to alliances and acquisitions that bring with them new creative talents.

This process of anticipation, analysis and recommendation should enable an all-encompassing and forward-looking vision of the world of beauty, beneficial to all L'Oréal group brands, and essential to the world of tomorrow.

Béatrice Dautresme
Vice-President in charge of Strategic Business Development



Melanocytes are skin cells responsible for the colour of the skin. This photo shows in vitro cultures of African melanocytes used for skin pigmentation studies.

Growth in knowledge, opening on

Confocal microscopy is a non-invasive imaging technique, instrumental for skin and hair structure analysis.



L'Oréal is unique in devoting a quarter of its resources to fundamental scientific research. Our advanced research teams thus produce concepts that are adapted and applied by the R&D teams to become the cosmetic products of tomorrow.

The search for new concepts

By investing in:

- molecular biology to understand the intimate scientific mechanisms of skin and hair,
- combinatorial chemistry and HTS (High Throughput Screening) to create, produce and test increasing numbers of new molecules,
- genetics, to focus more than ever on prevention.

L'Oréal has acquired a level of expertise unrivalled anywhere in the world leading to better-targeted and more effective products with maximum tolerance. Its teams thus recently took part with other researchers in a vast epidemiological study of the antiaging molecule DHEA. Over a 12-month period, the skin of 280 people aged from 60 to 79 was regularly monitored. The wealth of the resulting data on skin ageing and the beneficial effects of hormones will open the way to opportunities for dermatological and cosmetic advances.

To further its knowledge, L'Oréal is participating for the sixth successive year in the SU.VI.MAX[1] study which focuses on the state of health of the hair of 13,000 volunteers.

Finally, significant results have been obtained in the field of African, Asian and Hispanic skin and hair, as a result of collaborative programmes with foreign universities. The forthcoming L'Oréal Research Institute in Chicago will maximise the results to improve the positioning of the group's ethnic brands.

(1) – Vitamin and anti-oxidant mineral supplementation ("Supplémentation en Vitamines et Minéraux Anti-oxydants")

Since the 80's, L'Oréal had reconstructed skin by the use of cell engineering. These human skin models are important for skin biology research and safety tests of cosmetic products.



the world

Efficacy and safety

L'Oréal's R&D teams also make a significant contribution to ensuring product efficacy and safety. For over 20 years, L'Oréal has been actively developing alternative methods by the creation of human skin models. One of the models is today manufactured in kit form under the EPISKIN™ brand name. This reconstructed epidermis model has been validated by ECVAM[2] for chemical corrosivity. To make this safety evaluation tool available to industrial users, L'Oréal has opened a skin bioengineering centre in Lyons, France.

Innovation and globalisation

The location of research laboratories on three continents – in Europe, the United States and Asia – is fully in line with the group's determination to globalise its brands. The aim is to accompany the development of each brand by research carried out on the continent from which it originates.

The teams in these centres devote their efforts to a world-wide understanding of differences between skin and hair cell characteristics and to the ways in which cosmetics are used. Test centres, supervised by the research teams, are opening in many countries, to ensure that cosmetics formulas fully meet the expectations of consumers on each continent.

Recruitment of researchers is also increasingly international, as are the collaborative projects being set up in ever greater numbers all over the world.

To increase our involvement in the global research effort, our researchers publish growing numbers of papers in prestigious journals on leading edge issues such as the genetics of ageing, the natural repigmentation of grey hair, hair stem cells, cell DNA damage caused by solar radiation, and skin bioengineering.

L'Oréal files patents to protect its innovations. For the first time ever, over 400* patents were filed in 2000. The ability to add value to intellectual assets is indispensable to the group as it increases its global presence.



Color is one of the major L'Oréal research fields. Pigments (here crystals) are fundamental ingredients in hair dyes and make-up products.

(2) – European Centre for Validation of Alternative Methods.

Jean-François Grollier
Vice-President in charge of Research and Development

Grooming **the talents** of the future

Attracting, recruiting and developing talents in R&D, Marketing, Administration and Finance, and Production. The challenge that faces us each day in planning and supporting the group's international development.


MAYBELLINE
NEW YORK

Around the world, in every field of activity, teams share the same passion.

L'Oréal's international profile has been further reinforced : in Europe, L'Oréal ranked **number one* among the consumer-product companies preferred by students**. It was also ranked **8th*** in the survey covering all sectors of the economy (ranked 10th* in 1999).

1,650 future managers of **62 different nationalities** joined the group in 2000, more than **15% of them via the Internet**.

New international student projects have brought even more dynamism to our academic partnerships and our relationships with young graduates all over the world: a worldwide strategy game on the Net – **L'Oréal e-strat Challenge**, an international training course programme for young students– **L'Oréal Discovery**, and a pan-European marketing case study programme developed in partnership with the European Community of Management Schools.

International mobility has increased, contributing to the multi-cultural development of our teams and increasing the number of managers with international experience: **over 400 managers of 42 different nationalities** now work outside their country of origin.

Training programmes have been expanded throughout the world through the relocation of local seminars to regional training centres and through the utilisation of new technologies.

Programmes to support training for young people and integration of the socially disadvantaged are now being implemented on an international scale.

The strong spirit of commitment of our Senior Management and Human Resources teams worldwide has resulted in the increased internationalisation of all our projects.

François Vachey
Vice-President in charge of Human Resources

e-strat : the first on-line business game worldwide. 53 participating countries.


L'ORÉAL
e-strat
challenge
the online business game for a new breed of entrepreneurs
1st
San Francisco
or Tokyo
or London

An administrative and financial policy at the service **of global growth**


L'ORÉAL
PRELIMINARY 1999 CONSOLIDATED RESULTS
Sales: +12,1% pro forma
profit before capital gains/losses and after minority interests: +15.1%
Main annual group indicators
L'ORÉAL
Schnelles Wachstum der Ergebnisse im 15. Jahr hintereinander. Nettoergebnis : + 15%.
Dividende : + 20,5%. Splittung der Aktie im Verhältnis 1:10
L'ORÉAL
CONSOLIDATED SALES FOR FIRST NINE MONTHS: 9.4 BILLION EUROS; +17.4%
L'ORÉAL
rofits surge ahead for th
ividend: 20.5%. One b
L'ORÉAL
Rapida crescita dei risultati per il 15° anno consecutivo.
Utile netto: + 15,1% Dividendo : + 20,5%. Divisione dell'azione per dieci

Financial releases published in newspapers of investor countries.

Market risk management

To ensure the security of all currency flows, the group applies a policy of annual exchange rate hedging which enables each subsidiary to keep these risks under control. As for interest rate risk, the group's policy is again not to speculate, and its refinancing is mainly in local currencies at variable rates.

All financial instruments are negotiated with leading international banking counterparties; the group considers that its counterparty risk exposure is low.

Information systems

The group is continuing its modernisation programme through SAP integrated software, enabling tighter internal control in the subsidiaries and facilitating the changeover to the euro. The changeover will be completed in all the countries concerned by the end of the first half of 2001.

Acquisitions

In the light of its strategic and tactical acquisitions, the "External Development Division" has been strengthened to ensure more effective collaboration with the local financial teams in countries where acquisition projects are being considered.

In 2000, six acquisitions were thus rapidly completed in the United States, Argentina, Japan and South Africa. These additions from outside the group complemented the internal growth of our businesses.

Legal protection

The International Legal Division ensures the legal protection of L'Oréal and its subsidiaries in all areas of corporate activity, including contractual relations, the preservation of the group's assets and risk coverage. Its prevention programmes are based on drawing up standards and procedures and on employee training, and it intervenes to settle any legal disputes that may arise.

Financial communication

The financial communication policy is international. In presenting its results to the financial markets, the group takes full account of the recommendations of regulators not only in France, but also in English-speaking countries and in other countries where we make investments.

Michel Somnolet
Vice-President in charge of Administration and Finance

Globalisation : a **challenge** for manufacturing



Matrix products distribution center in the USA.

Production and logistics investment in cosmetics (€ millions).


197
191
288
1998
1999
2000



Hair dyeing production platform in China.

Quality policy

Quality systems for packaging design and development of manufacturing processes were established in 2000 to complement the quality systems in place in the factories. Excluding acquisitions, 93%* of cosmetics production is now ISO certified.

Safety policy

The group has strengthened its management structures in the areas of safety, hygiene and industrial environment. A separate management team has been set up within the Production and Technology Division ; structures have been reinforced in each Division and factory so that the group can move closer to its zero-accident objective.

Packaging research and new technology

Packaging Research filed a record 85 patents* for packaging in 2000. It successfully defended its mascara brush patents world-wide. Process Research and Development introduced a number of innovations in cosmetic powder manufacturing processes.

Investments and production

Capital expenditure on production and logistics within the group cosmetics sector reached 288 million euros in 2000. Production for the year 2000 amounted to 3.3 billion units.
Europe : the first phase of production transfers from the Professional Products and Consumer Products Divisions, consisting of the transfer of 710 million units* over four years, is very nearly complete. The Albesa plant in Madrid, which makes cosmetic powders for the Consumer Products Division, came on stream in June.
North America : the acquisition of the Matrix, Kiehl's and Carson brands has brought with it four new manufacturing plants in the United States and two in Africa.
China : the Maybelline plant in Suzhou closed down at the end of 2000 and its production was transferred to the new L'Oréal plant.

Cost reduction

The year 2000 was affected by a significant increase in the cost of petroleum-based chemical and plastic raw materials, as well as in the cost of paper. The entire purchasing network responded to the challenge, and cost reduction targets were met by applying very strict raw material and packaging value-analysis programmes. As a result, the impact of higher raw material prices was cancelled out. The group has also committed itself to e-procurement, and has invested in the procurement site CPGmarket.com which should bring cost savings all along the supply chain. Productivity improvements were also achieved through product harmonisation and plant specialisation.

Marcel Lafforgue
Vice-President in charge of Production and Technology

A pro-active policy to fulfil the group's environmental **responsibilities**



Garnier shipping centre roof converted into green space in Germany.

Our ecological approach

L'Oréal has devoted considerable effort to environmental protection for many years. It adopts a pro-active and forward-looking approach which, combined with the efforts of its staff throughout the world, has achieved significant results in the areas of manufacturing, logistics, raw materials, packaging, *point-of-sales merchandising material, administrative sites,* buildings, etc.
For further information, visit the Internet site: http://loreal.com or send an e-mail message to gmaiburg@dgt.loreal.com

Percentage of transportable waste not reused, recycled or incinerated for waste-to-energy conversion.


50%
20%
11%*
1998
1999
2000

Sustainable Development

L'Oréal takes an active interest in the progress of the "sustainable development" concept adopted by banks and investment funds. The concept is based on rating companies according to three criteria : economic growth, social aspects and respect for the environment. The group fully and openly answers the "sustainable development" questionnaires issued by the financial institutions in question, and has almost always received favourable ratings.
To take this approach further, L'Oréal became a member of the Geneva-based World Business Council for Sustainable Development in 2000. The WBCSD is the most authoritative association of its type, and its members include the most prestigious companies in the world.

Transportable waste reuse, recycling and incineration* (2000).


11%
Not reused, recycled or incinerated
20%
Reused
25%
Incinerated
44%
Recycled

Manufacturing plants

L'Oréal is continuing to take specially targeted measures to improve the results of its manufacturing plants in environmental terms. The percentage of transportable waste not reused was thus cut to 11%* in 2000 (compared with 20% in 1999).

Natural environment

The group's environmental commitment also encompasses the natural environment around its *manufacturing* plants and administrative centres. The land around manufacturing plants is carefully landscaped to enhance the working environment of the group's employees. The roof of a distribution centre can be used to help integrate the building into its natural setting (see photograph). As part of a logistics operation (the recovery of transit packaging from our customers), the Luxury Products Division in Austria planted 1,700 trees in the outskirts of Vienna.

An **organisational** tailored for



Professional Products Division


L'ORÉAL
PARIS
L'ORÉA
PARIS

Consumer Products Division

Mission and business segment

The role of the Professional Products Division is the global development of highly innovative and exclusive **haircare products for professional salon use**. It also promotes the expansion of the salon profession through a policy of active partnership centred on hairdresser training.

With a diversified portfolio of complementary brands, the Professional Products Division offers personalised technical services to salon customers the world over, expanding **the sale of professional salon products for beauty care at home**.

- **L'Oréal Professionnel :** Majirel, Maji.Contrast, Composite Colors, Diacolor, Série Expert, Tec Ni Art, Infinium, Dulcia
- **Kérastase :** Nutritive, Spécifique, Résistance
- **Redken 5th Avenue NYC**
- **Inné**
- **Matrix**

Mission and business segment

The role of the Consumer Products Division is to develop beauty products **for the widest possible range of customers, offering highly innovative products at competitive prices** through mass-market retail channels.

The Consumer Products Division markets large product categories: **haircare, colourants, skincare and make-up**, for which laboratory technology gives it a lead over competitors. These internationally renowned brands – inspired by the beauty centres of the world : Paris, New York, etc ..., and led by the emergence of new trends, have a reputation built on the triple demand for quality, performance and innovation.

- **L'Oréal Paris :** Elsève (Elvive), Elnett, Studioline, Préférence, Excellence, Féria, Plénitude, L'Oréal Perfection
- **Garnier :** Fructis, Ultra Doux, Natéa, Belle Color, Synergie, Ambre Solaire
- **Maybelline New York - Jade - Gemey**
- **Carson - Soft Sheen**
- **Other Brands :** Dop, Mixa, Narta, Obao

structure
specific business segments


LANCÔME
PARIS

Luxury Products Division


VICHY

Active Cosmetics Department

Mission and business segment

The Luxury Products Division markets **prestigious global brands sold through a selective distribution network** designed to add value to the products – department stores, perfume boutiques, travel retail outlets – that heightens their appeal. Its mission is that of service to the customer. The services it provides are demonstrated by the advice offered to and the personal relationship built up with the customer.

The Division devotes itself to maintaining the highest possible quality in its products, packaging, merchandising and communication, thus confirming the brands as **world-renowned signatures**.

- **Lancôme :** Primordiale, Rénergie, Vinéfit, Aromacalm, Flash Bronzer, *Définicils, Photogénic, Rouge Magnétic, Color Focus, Trésor, Ô Oui, Miracle*
- **Biotherm :** Réducteur Rides, White Detox, D-Stress, Aquasource, Eau Vitaminée, Aqua Fitness
- **Helena Rubinstein :** Face Sculptor, Force C, Power A, Hydro-Urgency, Golden Beauty, Vertiginous Mascara, Ritual Rouge, Crescendo Mascara
- **Perfumes Brands :** Cacharel, Ralph Lauren, Armani, Lanvin, Guy Laroche, Paloma Picasso

Mission and business segment

The Active Cosmetics Department develops **dermo-cosmetic healthcare brands for sale through pharmacies** and specialist parapharmacy outlets.

These brands, backed up by pharmaceutical advice and dermatological prescription, meet the highest standards of skincare safety and effectiveness, as proven by **clinical tests**.

- **Vichy :** Thermal S, Liftactiv, Reti.C, Nutrilogie, Normaderm, Glucoblock, *Capital Soleil, Aéra-teint, Hair-loss prevention treatment and shampoo with* Aminexil
- **La Roche-Posay :** Tolériane, Hydraphase , Active C, Effaclar, Eclamat, Unifiance, Respectissime Mascaras, Rouge Novalip, Pur Vernis, Lipikar, Anthélios



The role of the Professional Products Division is to develop innovative hair products exclusively for salon professionals and to foster expansion of the

Professional Products Division

hairdressing industry through a policy of active partnership.

Generating





Power Care Color, intense treatment to restore strength and shine to the most sensitised colour-treated hair.

Alain Leprince-Ringuet, Vice-President of L'Oréal and Managing Director of Professional Products Division retired at the end of 2000. During his 35 years with the group, including 18 in charge of this Division, he was truly L'Oréal's ambassador to salon professionals throughout the world. His modernising influence was a major contribution to new developments in a business which combines technical skill with artistry.



L'ORÉAL
PROFESSIONNEL
PARIS
500 ml
power care color
SHAMPOOING
SOS REPAIR SYSTEM
série expert

"The Division has strong growth potential. Markets are dynamic all over the world. The group operates in all market sectors with clearly differentiated brands and highly innovative products."



Jean-Jacques Lebel
Vice-President in charge of Professional Products Division

fashion appeal and **capturing** market share



Thanks to its patented formula with new Hi-Chroma colourants, Maji.Contrast enables hairdressers to propose a unique service of coloured highlights.

In the year 2000, the Professional Products Division continued to gain market share, with growth of + 8.5% on a like-for-like basis and + 27.7% on published figures.

The major event of the year was the acquisition of **Matrix**, the number one* brand in North America, which very substantially strengthens the Division's position as world leader, and opens up major global development possibilities.
Active globalisation of the brand portfolio continued in all parts of the world.

Geographical breakdown of sales (1)
€ 1.5 billion
FF 10.1 billion


52.1%
Western Europe
23.7%
Rest of the world
24.2%
North America

(1) – Sales are consolidated sales plus sales generated by agents.

L'Oréal Professionnel

In September 2000, the World Hairstyling Championships in Berlin provided an ideal showcase for the brand "of the world's top hair stylists" to demonstrate to an audience of 100,000* the quality of the training methods and creative guidance it provides to the whole profession.

Geographical expansion into Asia and Eastern Europe brought high growth rates (+34% and +18% respectively), as the group built solid and promising positions with the regions' most dynamic salons.

Driven by the impetus of innovations and strong development of the core products – **Majirel**, **Diacolor** and **Tec Ni Art** – the brand has increased its presence in the top hair salons. There were two major product successes:

- In colourants, the launch of **Maji.Contrast**, a highlighting cream to create colour contrasts. This launch represented a new type of professional service, available exclusively in salons. Overall, colourants achieved a growth rate of +10%.
- In haircare, the new **Série Expert** range, with its high-precision salon formula packs, triggered a major breakthrough in the highly competitive sector of retail sales through salons. The haircare segment expanded by 14% in the year 2000.

Breakdown of sales by product category


44%
Colourants
21%
Styling
35%
Shampoos and conditioners



Forcintense, progressive reconstruction programme for the inner substance of the hair.

Kérastase

Successful launches have consolidated the leadership position of **Kérastase** in the prestige conditioner segment, with double-digit sales growth.

The brand's core products – **Aqua Oléum**, **Masquintense**, and all the products in the **Résistance** line – have continued to perform well with sales growth of +59%.

The **Forcintense** haircare range is a major success, creating a new category of repair treatments in kit format.

In geographical terms, growth was particularly strong in Asia (+74%), Eastern Europe (+32%) and Latin America (+18%). In the United States, the **Kérastase** launch in highly selective distribution proved a resounding success.

The globalisation of "Esprit" salons gathered speed, with new Haircare Centres opening in Edinburgh, Brussels, Prague, Singapore, Caracas and Mexico City.


COLOR EXTEND
total recharge
inner hair fuel
for color-treated hair

Redken Color Extend Total Recharge, inner hair fuel. A reinforcing treatment for colour-treated hair.

Inné

The brand stepped up its European expansion in the pure, natural treatments segment, with a sales growth rate of +15%.

Redken

The Redken brand achieved +14% growth worldwide, strengthening its position on the North American market and speeding up roll-out in Latin America and Europe.

In colourants, the impetus of the core brands, **Color Fusion** and **Shades EQ**, helped growth in this category reach +23%. The launch of **Metro Color**, targeting young users, is also very promising.

In haircare **Total Recharge**, with its highly concentrated ceramide and protein formula, quickly became a star product. The new sun line, **Sun Shape**, has captured a new customer group for the brand.

In styling the launch of **In The Loop**, inspired by the latest New York fashion trends, added a new dimension to **Redken**'s styling collection, which is particularly popular with the most avant-garde stylists.


REDKEN
Styling
traction

Traction 4, light quick-action spray with natural beeswax.

Matrix

The acquisition of **Matrix**, effective from 10th July 2000, is a further addition to the Division's portfolio of mass-market salon products.

A leading brand in North America, **Matrix** is used in 80,000 salons*, with very significant positions in Italy, Scandinavia, the United Kingdom and Australia.

Matrix has an unrivalled catalogue of products covering all market segments, including colourants **Logics** and **Socolor**, haircare **Biolage** and **Amplify**, permanent wave **Opticurl** and styling **Vavoom**.




Redken
REDKEN
5TH AVENUE NYC
WEEKLY GIVE AWAY

The Web site redken.com




BIOLAGE
BIOLAGE
MATRIX

Biolage with its natural botanical help conditions, restores and rejuvenates the hair, leaving a feeling of well-being.

The CRAFT training programme, a key component of the **Matrix** strategy, was judged to be the most innovative by a jury of American salon professionals.

Outlook

The Division is set to continue growing in 2001 as it extends the brand portfolio following the **Matrix** acquisition, brings increasingly innovative products to market, and applies a policy of strong geographical brand expansion.


amplify
amplify
amplify
amplify
amplify

Amplify is a range of conditioner products that uses a new technology to give thicker and fuller hair.



The Consumer
Products Division
offers consumers
high technology
global brand products,

Consumer Products Division

sold at competitive
prices through
mass-market outlets.



New markets rich in

In 2000, the Consumer Products Division achieved robust growth of around +15% on published figures. Its investments led to strong and balanced advances in all five core businesses: haircare (+17%), styling (+16%), colourants (+15%), make-up (+15%) and skincare (+18%).



L'ORÉAL
ELSÈVE
CONDICIONADOR
HYDRA-MAX
CABELOS CACHEADOS
200 ml

Elseve Hydramax has been specially formulated to suit the particular characteristics of Brazilian women's hair. The range has gained widespread approval, like the Brazilian star who represents it, Ana Paula Arosio.

"2000 was an excellent year for the Consumer Products Division. The Division's brands were extended to many new countries"

Patrick Rabain
Vice-President in charge of Consumer Products Division

promise


SPECIAL
FX
STRAIGHT


L'ORÉAL
PARIS
SPECIAL
FX
STUDIO
NOUVEAU
RADICAL GEL
OUT OF

Studio Line has once again taken the initiative with Special FX, which incorporates new fixing agents that are highly appreciated by young consumers.

In 2000, three trends gave growth of the Division extra impetus:

- **strong expansion in the new growth driver countries:** Japan (+87%), Brazil (+48%), Mexico (+32%), Russia (+42%) and Korea (+70%);
- **the roll-out of the strategic GARNIER brand in many new countries: Nutrisse** colourants (14 additional countries), **Fructis Style** styling lines (+10 countries) and **Synergie Pure** skincare (+8 countries), enabling the brand to achieve +16% growth in unit sales and 19% in terms of value;
- **major product innovations,** fuelling growth in the Division's three major brands – L'Oréal Paris, Garnier and Maybelline New York – and producing large market share gains.

L'Oréal Paris



L'Oréal Paris, a premium price brand sold in mass-market outlets, advanced by +13%, with particularly outstanding growth performances in the Asia/Japan zone (+32%), Latin America (+29%) and North America (+19%).

Its strategic concept is to develop major global brands which can be launched all over the world with the same formulas, the same packaging and the same advertising, generating economies of scale that ensure high profitability.

In 2000, L'Oréal Paris also made a special effort to be more consumer-responsive in the different continents, and successfully launched specific initiatives in Latin America and Asia: **Elsève Hydramax** shampoo, **Plénitude UV** and **White Perfect** skincare lines.

In haircare, L'Oréal Paris had an exceptional year, increasing sales by +19% thanks to the success of two innovations: **Elsève Hydramax** for "Cacheados" hair, launched in Brazil, and **Elsève Citrus CR**, a new technology for "hair that stays grease-free longer", launched in Europe. In 2000, **Elsève / Elvive** became number one* in Europe for haircare, well ahead of its competitors.

Geographical breakdown of sales[1]
€ 6.8 billion,
FF 44.7 billion


49.4%
Western Europe
30.5%
North America
20.1%
Rest of the world

(1) – Sales are consolidated sales plus sales generated by agents.

***In styling,* Studio Line** achieved +12% overall growth, strengthening its world number one position with an initiative targeting young people: "**Spécial FX**" a range of creative styling products, incorporating new fixing agents and novel texture effects.

In the colourants sector, L'Oréal Paris grew by +15%, confirming the superiority of **L'Oréal Excellence Crème**, the number one* brand worldwide in permanent colourants for the general public, available in all countries. **L'Oréal Féria** – a multi-purpose colourant targetting young, male/female, multi-ethnic consumers – has gone from strength to strength in its second year, enabling **L'Oréal Paris** to reach 44% market share in the United States, a clear lead over its main rival.


L'ORÉAL
PARIS
Féria
3D Color

The success of L'Oréal Feria, a multifaceted hair colour with a young, mixed and multiethnic image, increased during its second year on the market.



***In skincare,* Plénitude** advanced by a remarkable +22%, boosted by the success of launches aimed at broadening the brand's appeal: **Hydrafresh**, an extra-smooth moisturiser for young customers, and **Age Perfect**, a revolutionary skin firming technology for mature skin. The growth potential of Age Perfect, which was exceptionally well received in the countries chosen for the first launches, augurs well for 2001. In Asia, UV Perfect initiatives enabled this brand to expand by +55%.

***In make-up*, L'Oréal Perfection** has performed well in the eye and complexion sector; **Feather Lash** and **Longitude** have boosted mascara sales; **Translucide** foundation is now being sold alongside **Visible Lift** foundation in the United States and Europe; and in lipstick, **Color Riche** has become the L'Oréal Paris number one* lipstick brand.


Entrez

lorealparis.com: globalisation of the web site in 20 countries, creation of "Beauty Web Sites" in partnership with our distributors.


AGE PERFECT

The Plénitude skincare range for mature skin called on Dayle Haddon to promote the benefits of Age Perfect, the anti-ageing skincare product with anti-slackening action.


LABORATOIRES
GARNIER
SYNERGIE

Synergie Fresh is the new solution created by Garnier for the specific needs of young skin.


GARNIER
Ultra
DOUX
SHAMPOOING

Ultra Doux, "gentle action derived from the heart of plants", stands firm by its innovative technology and transparent formulas that have achieved success throughout the whole of Europe.

Garnier

The Garnier brand of top-quality products at accessible prices achieved still faster growth in 2000, reaching +19% with the help of high performance innovative features at competitive prices, appealing to categories of consumers additional to those of L'Oréal Paris. Unsurprisingly, these innovations are proving a great success in our new markets.

In the haircare and styling markets, Garnier has leapt by +19% through the dynamic performance of two brands, **Fructis** and **Ultra Doux**, aimed at two distinct categories of customer.

Garnier Fructis, with its active fruit concentrate, and a profile and technology specifically targeting young consumers, has continued to expand (by +33%) in Europe and Latin America. Garnier Fructis has launched a styling range, Fructis Style, in ten countries; it has made a spectacular start, and offers outstanding growth potential for 2001.

Garnier Ultra Doux, a range of extra-soft plant-based products, achieved +20% growth with the help of a new "transparent product" technology. The potential of the extra-soft sector is substantial, and the acquisition of **Respons** in November 2000 will enable the launch of this technology in Scandinavia, and the establishment of **Garnier Ultra Doux** in another ten countries during 2001.

In the colourants sector, Garnier advanced by +18%. The nourishing colourant mask, **Garnier Nutrisse**, has been extended to 14 more countries, including Mexico, Brazil and India, and its +48% growth has made it Garnier's the best-selling product. In the United States, a new advertising campaign featuring Sarah Jessica Parker reflects the scale of the group's ambitions. In France, **Garnier** colourants have made impressive strides forward, and at the end of the year had exceeded 40% of market share*.

In skincare, **Garnier Synergie** posted growth of 24%, a substantial increase driven by the success of **Synergie Pure**. A new licence, **Synergie Fresh**, has met with an excellent response from young consumers. Driven by the impetus of these successes, the **Garnier Synergie** brand has been extended to 8 new countries, in particular in Scandinavia.

In the sun protection category, **Garnier Ambre Solaire** achieved +9% growth, drawing on the Mexoryl SX technology developed by the group.


INNOVATION
LABORATOIRES
GARNIER
FRUCTIS
STYLE
AUX MICRO-CIRES
DE FRUITS
SPRAY
MICRO-FIXANT
precision
control
MOUSSE
REGONFLANT
volume
injection
PÂTE

Fructis Style Coiffants, with micro-particles of fruit wax, initiators of new desires and new uses, have achieved excellent results upon their launch in the market.



Breakthru launched under the Soft Sheen name is a line of ethnic hair care products that incorporate the restorative action of ceramides.

Breakdown of sales by business category


54%
Haircare
29%
Make-up
4%
Other
12%
Skincare
2%
Perfumes

Carson - Soft Sheen

In 2000, L'Oréal acquired **Carson**, number one in ethnic haircare products both in the United States and South Africa. Reinforcing the **Soft Sheen** positions, the new Chicago-based entity has its own centre for research into African hair. The objective is to build up the haircare market throughout the continent of Africa by rolling out products launched earlier in the United States. 2000 saw the appearance of two promising innovative products: "**Breakthru**" an anti-snap ceramide-based hair repair line, and "**Karizma**" triple protection creme colourant.



Maybelline New York

The world number one make-up player* again stepped up its growth in 2000, with an increase of 21%, thanks to a substantial advance in the mature markets of the United States and Europe (+17%) and a real success story in Japan, still, in value terms, the largest make-up market in the world behind the United States, with 20% of the global market*. In Argentina, the acquisition of market leader **Miss Ylang** has strengthened the division's positions in mass-market make-up in Latin America.

Maybelline's product initiatives in 2000 were remarkably successful:

- **Full N' Soft** mascara, featuring a new technology that gives lashes extra volume without hardening or bunching, enabled Maybelline U.S.A. to capture over 40% of mascara market share*;
- the eyeshadow **Cool Effects** has achieved global success in an important market sector;
- the launch of **Wear N'Go** lipstick, achieving a balance between comfort and lasting colour, holds great promise;
- this string of successes is completed by the no-transfer foundation, **Non Stop** "All-day wear make-up".

Water shine, ultra gloss lipstick, has recently demonstrated its ability to succeed in global markets. Josie Maran is the ambassador for the Maybelline signature.


MAYBELLINE®
FULL'N SOFT
waterproof
mascara

Full'n Soft· mascara by Maybelline, whose formula incorporates ceramides derived from hair care technology, provides full volume without hardening the eyelashes.

The Maybelline business in Japan – which the group took over from an agent in 1999 – had an extraordinary year, more than tripling its sales. Launches of new technology were highly successful. **Wonder Curl** and **Volume Express** mascaras captivated young women in Japan, making Maybelline number one in Japanese eye make-up*.

Water Shine lipstick caused quite a stir in Japan, with its original combination of powerful moisturising with exceptional gloss finish. **Water Shine** was also launched in France at the end of the year, achieving an exceptional response with 17% market share* in December. This new lipstick will go fully global in 2001.

The New York based global brand **Maybelline New York** has scored its successes in the three major markets where consumer requirements are the most demanding: the United States, Japan and Europe.

Club des Créateurs de Beauté

C.C.B., specialising in sale of beauty products by mail order, is a 50/50 joint venture subsidiary of L'Oréal and 3 Suisses and recorded +12% growth in 2000. Its dynamic international performance was confirmed: growth in Japan was around +60% for the second year running, and +40%* in the United States, whilst part of its sales were made on the Internet.

Growth of Agnès B. make-up was boosted by its **Aqua-Compact** foundation and its single and dual tone eyeshadows.

Energize Hair shampoo and **Nutri +** cream from Maniatis proved extremely popular. There was a successful mid-year relaunch for the **Cosmence** skincare lines, and consumers warmly welcomed the **Crème d'eau** and **Refine Pore** mask launches.


MAYBELLINE®
non STOP
ALL DAY WEAR MAKEUP

Non Stop Makeup has benefited from a renewed formula, which will enable the non-transfer category to remain the strongest concept throughout the third millennium. Tomiko Fraser is one of our spokeswomen for this brand.



L'Oréal Luxury Products Division develops prestigious brands with global reach. Relying on selective distribution with its focus on customer advice, the Division markets

Luxury Products Division

leading-edge, innovative products whose high added value stems from the quality of L'Oréal research.



Rénergie Contour Lift, double performance "enhanced shape and firming" serum for the face and neck.

Exceptional



With like-for-like expansion of 10.8 %, and an overall growth rate of 19.8 % based on published figures, L'Oréal Luxury Products is stepping up its market share gains in all segments of the selective market around the world.


Miracle
LANCÔME

A morning on Earth. Every second is a Miracle that offers us a new chance to start again. A fruity fragrance ready to take on the world.



growth

Lancôme

In 2000, Lancôme broke the € 1.7 billion mark for sales, achieving high overall growth of + 18.5% based on published figures and + 8.4% on a like-for-like basis. Successful innovative launches, good performances from established products and the popularity of **Miracle** have strengthened the brand's positions all over the world.


macys.com
LANCÔME
New! Rénergie Lift Contour

In ***skincare***, Lancôme is going from strength to strength with **Vinéfit** (an energising moisturiser with grape polyphenols), **HydraZen eyes** and **HydraZen dry skin**, confirming the strengthening of the HydraZen franchise in the moisturising segment. The positions of the core facial skincare lines, **Primordiale** and **Rénergie**, reflect the excellent performances of ***Primordiale intense*** *and* ***Rénergie contour lift***.

Good growth was achieved in ***make-up***. Impressive performances from the highly innovative **Photogénic fluide**, the first foundation designed to allow for all angles of illumination, and from complementary products developed for the Asian market, **Photogénic gel** and **Photogénic compact**, growth in the foundation segment topped 10%. The outstanding success of the new eyeshadow **Colour focus** has added an extra dimension to the line : almost 2.5 million units were sold worldwide. Good performance by mascara – and **Magnificils** in particular – strengthened Lancôme's position as the global leader in this market.
Finally, the seasonal **Pollen** and **Instinct** promotions drew an excellent response, particularly from young consumers.

In the ***bodycare*** segment, Lancôme pressed home its success in aromatherapy with **Aromacalm** : a modern line of relaxing aromacosmetic bodycare products.

For Lancôme, 2000 was above all the year of the newly-launched women's fragrance **Miracle** and of its ambassador, American actress Uma Thurman. The initial results of this new perfume are extremely promising: it is topping the sales charts in Europe, and should become another star product for Lancôme alongside **Trésor** and **Ô de Lancôme**.



“The opening of the Lancôme e-commerce site to its major American distributors strengthens its links with its partners in development.”

Gilles Weil
Vice-President in charge of Luxury Products Division



Photogenic Compact, the first compact foundation with an ultra-fine, powdery texture that provides the complexion with maximum radiance whatever the lighting.




HR
HELENA RUBINSTEIN
RITUAL
COLOR

Ritual Color, ultra-shine nail varnish offering intense colour that dries quickly. Ritual Rouge lipstick, Power-Hold colour.

Helena Rubinstein

In 2000 the brand achieved like-for-like growth of + 12.2%, and + 18.1% based on published figures.

Helena Rubinstein proved particularly successful in Japan despite the difficult economic climate. The expansion rate of + 25% reflects the brand's status as a major player in the Japanese cosmetics market.
Performance was also outstanding for Helena Rubinstein in Asia (35%), in Spain (17%) and in global Travel-Retail.

Expansion in the skincare segment continued, with **Face Sculptor** and **Power A** consolidating their positions, and a new impetus for **Force C Premium**.
Products developed specially for Asia, such as **Whitenings** and **Lotion hydro urgency**, have also made a strong contribution to growth.

2000 was a year marked by:

- the new **Ritual rouge** lipstick, which became a million-seller just after its launch, driving growth in this segment to + 38%,
- **Ritual Color** nail varnish,
- **Crescendo** mascara, launched at the end of the year

giving new momentum to the development of the Helena Rubinstein make-up business.

Helena Rubinstein also successfully launched a line of aromatherapy products: **Art of Spa**.

Biotherm

The brand continued to expand in 2000, with like-for-like growth of + 15.2%, largely achieved through outstanding performances by Asia (+ 40%), Travel-Retail (+ 18%), Italy (+ 18%) and Spain (+ 14%).


AQUASOURC

Aquasource, the equivalent of 5,000 litres of spring water concentrated in two deliciously refreshing and melting textures. A global success story.

Geographical breakdown of Sales (1)
€ 3.5 billion,
FF 22.6 billion


36.1%
North America
23.2%
Rest of the world
40.7%
Western Europe

(1) – sales are consolidated sales plus sales generated by agents


Breakdown of Sales
by product category
23%
Make-up
42%
Perfumes
35%
Skin care



The key factors behind this excellent performance were:

- a policy of active support for the core products, and particularly the skincare lines **Hommes** and **Aquasource**,
- a strong focus on innovation, reflected in the success of **Rétinol Re-Pulp** and **D-Stress Nuit**,
- the brand's ongoing globalisation, with market entries in Australia and Indonesia, and very good performances in Korea and Taiwan,
- the consolidation of Biotherm's position in its established markets, such as Italy, Spain, the Netherlands and Greece.

Prestige & Collections

Successful launch extensions for **Noa** by Cacharel and **Ralph Lauren Romance Men**, together with the launches of **Oxygène** by Lanvin and **Mania** by Giorgio Armani, fuelled like-for-like growth of + 11.2% for perfumes.

Giorgio Armani

The year 2000 has seen strong advances in France and the other major European countries. In global terms, the continuing growth of **Acqua Di Giò for Men**, and the strong performance of the **Emporio Armani** licence, have given Giorgio Armani a firm base for future development. The launch of the new women's fragrance **Mania** perfectly complements the brand, which is now one of the leading prestige names in the selective perfume market.

Armani make-up, launched in highly exclusive European outlets, is already achieving good results. In the future, it will help the brand to develop across all cosmetics segments.



Giorgio Armani cosmetics, a new range of make-up inspired by textiles technology. Exceptionally light textures and sensational colour perfection.



Ralph Lauren Romance Men, the complicity of romance from a man's point of view. A refreshing fragrance, sensual and woody, presented in a bottle of simple yet sophisticated design.

Ralph Lauren

With a growth rate of + 13.2%, Ralph Lauren remains the Division's top perfume brand. The roll-out of **Ralph Lauren Romance Men** all over the world has allowed **Romance** licence sales to exceed € 152 million. The highly successful launch of **Ralph** in the United States and the solid performance of **Polo** reflect the ongoing strength of the brand's position worldwide.

Cacharel

2000 was a year of very high growth for Cacharel (+ 19.4%). The launch of **Noa** in the United States has made it one of the great perfumes world-wide. The brand is thus strengthening the group's positions in women's fragrances by establishing another core product alongside **Anaïs Anaïs**. The new men's fragrance, **Nemo**, distributed in Europe and Latin America, boosts Cacharel's market shares in these regions.

Guy Laroche

The brand is making progress due to the good performance of **Drakkar noir** in the United States. Promotional events organised this year have provided effective support for the brand profile.

Paloma Picasso

Boasting a strong presence in Eastern Europe and South America, the brand has defended its position well with a powerful contribution from **Mon parfum**, now established as a classic fragrance.

Lanvin

Lanvin's position in the club of prestige fragrance brands has been confirmed by the successful launch of **Oxygène**.

Oxygène, Lanvin gives women the chance to experience the ultimate luxury: a breath of fresh air. Gisèle Bündchen embodies this gust of refreshing modernity.



Kiehl's

The **Kiehl's** brand, acquired by L'Oréal, joined the Luxury Products Division in 2000. Its original image ideally complements the Division's brand portfolio. Already strongly established in the United States, **Kiehl's** has strong development potential all over the world.

Outlook

The Division's market share should continue to expand all over the world. In 2001, L'Oréal Luxury Products Division will again promote a wide range of innovative technology-lead products.



Synergies between the different entities, adaptation of structures in the light of changes in distribution, together with industrial and administrative productivity gains, should allow for continued sales and profit growth. The diversity of the Division's brand portfolio, the strategic alliance signed with the Japanese brand **Shu Uemura**, the good geographical coverage, the ability of brands to launch major technological innovations, and the quality of our staff mean that prospects for 2001 are extremely favourable.

Lanvin rolls out its **brand**



Haute Couture Women's collection Spring-Summer 2001. White cotton jersey T shirt. Purple striped silk jacquard trousers with rhinestones.

The perfume **Oxygène** was launched during spring 2000 in France, Europe, the Middle East and South America. This marks the striking return of the famous Lanvin name to the world of fragrances, following the 1992 relaunch of **Arpège**, created by Jeanne Lanvin in 1926, and the creation of **Lanvin L'Homme** in 1997. The success of this modern fragrance contributed to a 66% increase in perfume sales in 2000. **Oxygene** was presented to the American press in November in preparation for its introduction on the North American market in February 2001 with large-scale advertising support.

Distribution was reorganised in the fashion and accessories division, reducing its presence in minor outlets in order to focus on more prestige boutiques. Following this change of approach, total Lanvin sales increased by 5.9% and those of Lanvin stores by 19.2%. The made-to-measure business in Paris, for example, experienced a 10% growth in sales, reflecting the demand for highly exclusive products from international customers.

Lanvin's worldwide presence was reinforced with new **Lanvin** stores in Taiwan and Hong Kong, the opening of franchise outlets in Dubai and Seoul, and an agreement with two major Chinese groups resulting in the creation of Lanvin menswear boutiques in Shanghai, Guangzhou, Chengdu, Harbin and Beijing.

The women's ready-to-wear line, which has been available in the United States since 1999, was launched during the summer in Montreal and Toronto by the Canadian department store chain Holt Renfrew.

In conjunction with its Japanese partner Kanebo, Lanvin has confirmed the success of its second women's line "La Collection" and has launched a range of linen products for the home, "Bed and Towel".

Lanvin's inclusive sales figure (retail sales generated directly by Lanvin and all products sold wholesale to licensees) grew by a significant 15.4% in 2000, as compared to 1999.

Lanvin store in Dubaï.


LANVIN



Haute Couture Women's collection Spring-Summer 2000. Pink canvas backless jumpsuit with mosaic embroidery.





The Active Cosmetics Department develops dermo-cosmetic healthcare brands for sale through pharmacies and specialist parapharmacy outlets.

Active Cosmetics Department

The brands are backed up by pharmaceutical advice and can be prescribed by dermatologists.

An increasingly **global**

Anti-ageing innovation : the highest concentrations of pure retinol and vitamin C ever combined.




VICHY
LABORATOIRES
RETI·C
CONCENTRÉ
CORRECTEUR NUIT
EFFICACITÉ RENFORCÉE
RÉSULTATS VISIBLES
DÈS 15 JOURS
SOUS CONTRÔLE MÉDICAL
30 ml

2000 was a year of accelerated growth for the Active Cosmetics Department, which further globalised its brands and achieved a breakthrough in facial skincare and sun protection products


VICHY
LABORATOIRES
NUTRILOGIE 2
SOIN PROFOND PEAU TRÈS SÈCHE

Innovation for dry skin : the patented sphingo-lipid relaunches the natural production of lipids. Twenty-four hour comfort.

VICHY

Vichy achieved growth of almost + 14% in 2000, with significant contributions from three major successes :

- The + 35% leap in skincare sales, due to:
  - the successful launch of **Nutrilogie**, a highly innovative deep action moisturiser for dry skin, which enables the skin to recreate its own lipids by providing it with essential lipid synthesis precursors (sphingo-lipids). This product combines a non-greasy texture with exceptional performance;
  - the **steady** growth of the brand's core products: **Thermal S**, a moisturising skincare treatment, and **Reti.C**, an intensive corrective skincare treatment. The extension of the two lines in 2000 to include **Thermal S Mat** and **Reti.C Concentrate**, **Corrective Night Care** proved highly successful.
- Market share gains for **Capital Soleil**, the sun protection range, which confirmed its leadership position in Europe and saw the impact of the launch of its new filter system with Mexoryl XL; the year 2000 also brought success for the Vichy sun damage prevention centres in 14 European countries.
- Global presence strengthened by the opening of new subsidiaries in Hungary, the Czech Republic, Slovakia and Scandinavia, together with continuing strong growth of + 95% in Asia and + 56% in Eastern Europe.

Geographical breakdown of sales [1]
€ 0.6 billion,
FF 3.8 billion


80.2%
Western Europe
16.8%
Rest of the world
3%
North America

(1) Sales are consolidated Sales plus sales generated by agents.


VICHY
CAPITAL SOLEIL
45
CRÈME ÉCRAN
VICHY
CAPITAL SOLEIL
MEXORYL XL
60
LAIT ÉCRAN EXTRÊME
VISAGE ET CORPS
VICHY
CAPITAL SOLEIL
MEXORYL XL
20
SPRAY ÉCRAN
SUN BLOCK SPRAY

The 1st filter* as effective against UVA as against UVB. A full range of sun care products that combines the best UV protection with highly cosmetic textures.

presence


Breakdown of Sales
by product category
72%
Skin care
11%
Haircare
8%
Other
9%
Make-up

LA ROCHE-POSAY

La Roche-Posay returned to double-digit growth in 2000, confirming the clear success of its merger with PHAS and of its international rollout.

There were three key product developments in 2000 :

Anthelios, the range of sun protection products, continued to record strong global growth, building on the technological superiority of its UVA and UVB filter system.

The leading range of daily moisturisers with long lasting action **Hydraphase**, prescribable by dermatologists, has been extended to include **Hydraphase XL**, a daily moisturiser with maximum UVA protection.
This major launch coincided with a world first for **La Roche-Posay**: a live broadcast on the Internet of the Satellite Symposium held during the Congress of the European Academy of Dermatology (http://larocheposay.net).

In the make-up segment, La Roche-Posay launched **Rouge Novalip** : the first product developed for dermatologists and meant to repair dried lips with the glycerine™ emulsion technology.

The international development of La Roche-Posay outside Western Europe gathered speed to reach +55%, thanks to the opening of new subsidiaries in Brazil and Mexico. This rapid development in Latin America was boosted in 2000 by the acquisition of a leading player on the sun protection market: **Helioblock**.


LA ROCHE-POSAY

La Roche-Posay's Rouge Novalip. A palette of colours, repairing and seductive (14 shades).


SPF 15

Responding to the demands of dermatologists, hydration becomes part of a daily routine to combat UVA. SPF 15/UVA 12 PPD


JOUR 0
JOUR 8

Galderma

Galderma, the L'Oréal / Nestlé joint venture in dermatology, again achieved strong growth in 2000, with sales of € 525.1 million, up by 32.2%.

Growth for all strategic products was strong. The year was notable for the continuing strong growth achieved by **Differin®**, five years after its launch, and for the year-end launch of **Silkis®**, a new treatment for psoriasis, one of the major pathological conditions in dermatology.


Differin®
(adapalene)
Cream
GALDERMA

Differin® cream, launched in September in the USA.

Differin®, a topical acne treatment developed by Galderma's research unit, is still performing well and increasing its market share. The launch of the cream version of the product in the United States in the third quarter helped stimulate the growth of this product, which boasts sales in excess of € 152.8 million. Along with the other products in the range, Galderma holds the number one* position in the world for the topical treatment of acne, with a market share of 19.7 %*.


Silkis® 3µg/g Salbe
GALDERMA

Silkis®, natural vitamin D analog obtained through synthesis.

The launch of **Silkis®** a new topical treatment for psoriasis–in the Netherlands, Switzerland, Brazil and Germany–with its synthesised natural vitamin D–has enabled Galderma to enter a new, large and particularly dynamic dermatology market. The response from dermatologists has been extremely favourable.

The other strategic products have all continued to grow significantly. The development of **Locéryl®**, the topical antifungal treatment for nail mycosis, acquired by GALDERMA at the start of 1999, has been very satisfactory. The **Metrogel/Rozex®** line of rosacea treatments was launched in Scandinavia, and its growth rate has continued worldwide. The **Cétaphil®** range of high tolerance cleansers and moisturisers has achieved strong growth.

Galderma was granted its first registrations in Eastern European countries, and **Differin®** was launched in Poland. A new subsidiary has been created in Hong Kong. Finally, in the United States, Galderma acquired the first corticoid prescription shampoo, used in the treatment of seborrheic dermatitis of the scalp : **Capex™** was relaunched in September and the response from dermatologists has been excellent.

Sanofi-Synthélabo

Sanofi-Synthélabo is the 2nd largest pharmaceutical group in France, number 7 in Europe and one of the top 20 world-wide players*.

Sanofi-Synthélabo is jointly controlled by Total Fina Elf and L'Oréal, which has a 19.6% interest. The shareholders' pact between the two groups does not expire until 2nd December 2004, which means that both groups are committed to holding their Sanofi-Synthélabo shares until that date.



Aprovel® (irbesartan), which was launched in Europe from September 1997 and in the United States in October 1997, is a blockbuster with worldwide sales that increased by almost 50% in 2000.

The group's presence spans more than 100 countries, with subsidiaries in every European country. It operates directly and through partnerships in the United States, and is also present through partnerships in Japan. Sanofi-Synthélabo specialises in four therapeutic fields: cardiovascular/thrombosis, central nervous system, internal medicine and oncology. Its specialisation enables it to occupy significant positions in each of these fields.

Sanofi-Synthélabo devotes 16% of its sales to the research and development of innovative products in its four areas of expertise. The group's research makes use of leading-edge technology, in particular in genomics, proteomics, combinatorial chemistry and high throughput screening. The group has a portfolio of 49* molecules in development.

In 2000, Sanofi-Synthélabo achieved consolidated sales of over € 5.9 billion, an increase of 10% on a like-for-like basis. The top 15 products, which account for 57% of Pharmaceutical products consolidated sales, progressed by 22% on a like-for-like basis. Consolidated net profit attributable to the group before non-operating items and goodwill amortisation amounted to € 961 million, representing growth of 54%.

Developed sales of Sanofi-Synthélabo products worldwide, which includes the group's consolidated sales plus those of **Plavix® / Iscover®** and **Aprovel® / Avapro® / Karvea®** under agreement with Bristol-Myers Squibb and those of **Stilnox®** / **Ambien®** under agreement with Pharmacia, amounted to € 7.5 billion, an 18% increase on a like-for-like basis.

The developed sales of the three blockbuster products showed highly dynamic growth. Less than three years after its launch, the developed sales of **Plavix®** / **Iscover®** were close to € 1.3 billion, representing an 80% increase on a like-for-like basis.
Stilnox® was launched in Japan in December under the brand name **Myslee®**. Developed sales of **Stilnox®** / **Ambien®** / **Myslee®** reached the € 920 million mark, up by 32% on a like-for-like basis.
Developed sales of **Aprovel®/Avapro®/Karvea®** amounted to € 665 million, representing like-for-like growth of 62%.




Stilnox
STILNOCT
Stilnox
Ambien
SEARLE

Stilnox®/Ambien® (zolpidem) was launched in 1988. It is now marketed in more than 60 countries, and has just been launched in Japan under the trade name Myslee®. Today, it is the leading treatment* for insomnia.

Modus operandi of **the Board of Directors in 2000**

Freedom of expression based on mutual respect

The five meetings of the Board of Directors were characterised throughout by a spirit of open and constructive dialogue. In the end-of-year review of its modus operandi, the Board expressed its satisfaction with the information provided to enable it to carry out its tasks. The Chairman of the Board, Mr Owen-Jones, did however propose that the agenda should give greater prominence to important events affecting the group, so that information may be brought to the attention of the Board Members as quickly as possible.

Standards of behaviour for Board Members

The Board Members have agreed to abide by the terms of the Charter for directors of large French listed companies recommended in the report published in 1995. They also however wish to confirm their position by approving the text of a L'Oréal Director's Charter. The Board has devoted a chapter to the Director's Charter in the Management Report for 2000 which forms part of this Reference Document.

Updated Insider Trading Rules

Following the proposal made by the Chairman, the Board of Directors instructed the Audit Committee in 2000 to update the group's Insider Trading Rules.

It was once again brought to everyone's attention that holding privileged information constitutes a particularly serious responsibility as regards the preservation of the group's interests, and in particular the group's assets. Without placing excessive restrictions on individual freedom, the rules stipulate periods during which trading in L'Oréal securities by insiders is prohibited, by reference either to the financial information publication schedule, or to any sensitive matters under consideration.

Increased security for the closing of accounts

Under its terms of reference, that is "ensuring that the Senior Management has the resources it needs to identify and manage risks faced by the group in carrying out its operations all over the world", the Audit Committee held interviews with the Internal Audit Division and the Statutory Auditors.

It concluded that none of the information brought to its knowledge indicated the existence of specific inadequately managed risks which should be brought to the Board's attention. It decided there were no specific points to be raised when closing the accounts for the previous financial year and publishing the intermediate financial statements.

The Chairman of the Board thanked the Audit Committee, a body which is independent of the Senior Management, for the quality of its work, and for the contribution it makes in communicating with the Board on matters of economic and financial management control.

A Board of Directors that assumes its responsibilities

After reasserting their support for the group's development strategy, in which they are closely involved, the Board Members are of course determined to work to further the interests of the group's shareholders as a whole, while constantly endeavouring to improve the quality of the Board's action. Accordingly, the Board of Directors has instructed the Management and Remuneration Committee to carry out an ongoing and detailed review of the Board's structure and organisation. The Board also pointed out the very important responsibilities of this Committee, which include the attribution of stock options to a growing number of executives, in view of the increasingly rapid globalisation of the group's activities.

Presentation of the **Board of Directors**

Lindsay Owen-Jones
British. Joined L'Oréal in 1969. During his international career with the group, he was Chief Executive of L'Oréal in Italy from 1978 to 1981 and President of L'Oréal USA from 1981 to 1984. He was appointed Deputy Chairman and Chief Executive Officer in 1984, and ***Chairman and Chief Executive Officer*** *in 1988. L'Oréal Board Member since 1984 (term of office renewed in 1998). Gesparal Board Member. Board Member of Air Liquide, BNP Paribas, Lafarge and Sanofi-Synthélabo.*

Jean-Pierre Meyers (4)
L'Oréal Board Member since 1987 (term of office renewed in 1997). ***Vice-Chairman of the Board.*** *Gesparal Board Member. Nestlé S.A. (Switzerland) Board Member.*

Liliane Bettencourt (1)
Daughter of Eugène Schueller, who founded L'Oréal in 1907. L'Oréal Board Member since 1995 (term of office renewed in 1999). Vice-Chairman of the Board of Gesparal in which she holds a controlling interest.

Françoise Bettencourt Meyers
Daughter of Mrs Bettencourt. L'Oréal Board Member since 1997. Gesparal Board Member.

Peter Brabeck-Letmathe
Austrian. With the Nestlé group since 1968, Appointed General Manager in 1992, then Chief Executive Officer of Nestlé S.A. (Switzerland) in 1997. L'Oréal Board Member since 1997. Gesparal Board Member. Vice-Chairman of the Board of Crédit Suisse Group. Roche Holding Board Member.

Francisco Castañer Basco (4)
Spanish. With the Nestlé group since 1964, Appointed General Manager in 1997. L'Oréal Board Member since 1998. Gesparal Board Member.

François Dalle
With L'Oréal from 1942 to 1984, Group Executive Vice-President in 1948, Chairman and Chief Executive Officer from 1957 to 1984. Board Member of Nestlé S.A. (Switzerland) from 1974 to 1989, and Vice-Chairman from 1986 to 1989. L'Oréal Board Member since 1950 (term of office renewed in 1997). Vice-Chairman of the Board of Gesparal. Chairman and Founder of L'Institut de l'Entreprise. Chairman and Founder of L'Association Entreprise et Progrès. Chairman of the review Humanisme et Entreprise.

Rainer E. Gut (2)
Swiss. Began his banking career in England and in the United States. Joined the Crédit Suisse group in 1971, Chairman of the Board of Crédit Suisse Group from 1983 to 2000, Honorary Chairman thereafter. Nestlé S.A. (Switzerland) Chairman of the Board. L'Oréal Board Member since 2000. Gesparal Vice-Chairman of the Board . Board Member of Péchiney SA and Sofina S.A. (Belgium).

Marc Ladreit de Lacharrière
With L'Oréal from 1976 to 1991. Formerly Vice-President in charge of Administration and Finance, group Executive Vice-President from 1984 to 1991. Chairman of Fimalac. Chairman of Fitch inc. Member of the International Advisory Board of Renault–Nissan. L'Oréal Board Member since 1984 (term of office renewed in 1998). Board Member of Canal+ and Euris. Member of the Supervisory Board of Casino and Group Flo.

Guy Landon
With L'Oréal from 1953 to 1994. Formerly Vice-President in charge of Human Resources. Group Executive Vice-President from 1991 to 1994. L'Oréal Board Member since 1989 (term of office renewed in 1997). Honorary Chairman and Board Member of CEDEP (the European Centre for Continuing Education).

Olivier Lecerf (3)
Joined Lafarge in 1956. Chairman and Chief Executive Officer from 1974 to 1989, Honorary Chairman thereafter. L'Oréal Board Member since 1990 (term of office renewed in 1998).

Edouard de Royère (2)
Joined Air Liquide in 1966, Executive Vice-President in 1979, Chairman and Chief Executive Officer from 1985 to 1995, Honorary Chairman thereafter. L'Oréal Board Member since 1995 (term of office renewed in 1999). Board Member of the following companies: Air Liquide, Danone, Fimalac, Sodexho, Solvay and Wanadoo. Member of the Supervisory Board of Michelin. Chairman of ANSA (National Association of Joint-Stock Companies).

Michel Somnolet
Joined L'Oréal in 1966. With L'Oréal USA from 1969 to 1999, where he was appointed Board Member in 1976 and Executive Vice-President Chief Operating Officer in 1983. Vice-President in charge of Administration and Finance at L'Oréal since 1st January, 2000. Appointed Board Member on 23rd February, 2000. Permanent L'Oréal representative on the Board of Sanofi-Synthélabo

Pascal Castres Saint Martin
Was L'Oréal S.A. Board member from 1994 to February 2000. With L'Oréal from 1979, he was Group Executive Vice-President and Vice-President in charge of Administration and Finance up to 31st December 1999, when he decided to retire.

Helmut Maucher
Asked that his L'Oréal Board member's term of office, begun in 1982, should be renewed at the L'Oréal Annual General Meeting of 30th May, 2000. Managing Director of Nestle S.A. from November to June 1997, Mr Maucher also became Chairman of the Board of Directors of Nestle S.A. from June 1990 to May 2000.

(1) – Chairman of "the Management and Remuneration Committee".
(2) – Member of "the Management and Remuneration Committee".
(3) – Chairman of the Audit Committee.
(4) – Member of the Audit Committee.

– the statutory length of a Board Member's term of office is currently 4 years.
– directorships of group subsidiaries are not mentioned.
– every Board Member holds a minimum of 1,000 shares in the group.

A wide range of information sources

Information on the L'Oréal share

Fiscal year from 1st January to 31st December.
Sicovam equity code: 12032.

Minimum lot

1 share.

Trading

Cash market of the Paris Stock Exchange. Eligible for the Deferred Settlement Service (SRD). Unsponsored American Depository Receipts are freely traded in the United States through certain American banks.

Par value

€ 0.2.

Share price

Price at 29th December, 2000 : € 91.3.
High : € 95.3 at 16th November, 2000.
Low : € 60.35 at 8th March, 2000

Annual rise at 29th December, 2000 :
L'Oréal : +14.63 %
CAC 40 : -0.54 %
DJ Euro Stoxx 50 : -2.7 %

Market capitalisation

€ 61.72 billion at 29th December, 2000. (Ranked seventh on the Paris Stock Exchange).

Indexes

At 29th December, 2000 the L'Oréal share accounted for :
5.24 % of the CAC 40;
3.11 % of the Euronext 100;
2.26 % of the DJ Euro Stoxx 50;
1.53 % of the DJ Stoxx 50.

Financial information avaible on request

- Annual Report, registered as a Reference Document with the Commission des Opérations de Bourse;
- Shareholder Digest;
- Letter to Shareholders (three times a year);
- News Releases about events of financial significance;
- Publications in the "Bulletin des Annonces Légales Obligatoires".

On-line financial information

- Specialist Internet site: www.loreal-finance.com

Created three years ago, the site's success continues to grow. It caters equally for the individual and for the institutional shareholder, the financial analyst and anyone wishing to obtain financial information about L'Oréal. In 2000, the site was consulted by more than 3 million people, and some 100,000 Annual Reports were downloaded.

- Legal information on the COB database : 36 15 COB (heading : " Sophie").

Financial information meetings

- Shareholder meetings held during the year in both Paris and the provinces;
- Analyst and investor roadshows on the international stock markets.

2001 Financial information schedule

Key Dates	Events
24th January, 2001	2000 Sales
22nd February, 2001	2000 Provisional Results
29th March, 2001	2000 Certified Results
5th April, 2001	Annual Financial Information Meeting and 1st Quarter 2001 Sales
29th May, 2001	2001 Annual General Meeting
13th July, 2001	First Half 2001 Sales
4th September, 2001	First Half 2001 Results
12th October, 2001	Nine-month 2001 Sales

Annual General Meeting of L'Oréal

Tuesday 29th May, 2001 at UNESCO
125, avenue de Suffren 75007 Paris

L'Oréal contacts

Headquarters
41, rue Martre 92117 Clichy
Tél : +33 1 47 56 70 00
Fax : +33 1 47 56 80 02
Email : **info@loreal-finance.com**

Contact names :
- for shareholders : Mr. François Archambault, Director of International Financial Information ;
- for analysts and institutional investors : Mrs Caroline Millot, Director of Investor Relations ;
- for journalists : Mr. Lorrain Kressmann, Director of Press Relations.

Shareholder Service

Actionnariat L'Oréal
BNP Paribas
Métier Titres GIS
Les Collines de l'Arche
92057 Paris la Défense
Outside France :
+33 1 58 13 51 36

This service is provided to answer questions from L'Oréal shareholders on legal or fiscal matters, and on events relating to the group. Registered shareholders can also use this number to issue L'Oréal share orders directly.

Following a poll of 1,000 finance professionals from eight European countries, carried out by Taylor Nelson Sofrès, L'Oréal has received the Euronext and Agéfi Award for the "**Best 1999 Annual Report**" as part of a series of Investor Relations Awards.


L'ORÉAL
FINANCE

The latest L'Oréal share price live online from the Paris Bourse.

Published by the Administration and Finance Division and the Corporate Communications and External Affairs Division of L'Oréal group.
Photographs : Nick Knight (cover), Carole Bellaiche (portraits of Mr Owen-Jones and of Vice-Présidents), Christian Moser, L'Oréal photographic library, Stock Images, X.
Creation and Layout : Publicis Consultants - 133, avenue des Champs-Élysées - 75008 Paris.

This document is printed on unbleached paper.


L'ORÉAL
2000

http://www.loreal.com
http://www.loreal-finance.com

L'ORÉAL

Incorporated in France as a "Société anonyme"
with registered capital of € 135,212,432.
R.C. Paris B 632 012 100

Headquarters:
41, rue Martre
92117 Clichy - France
Tel.: +33 1 47 56 70 00
Fax: +33 1 47 56 80 02

Registered Office:
14, rue Royale
75008 Paris - France

Consolidated Financial Statements 2000


L'ORÉAL
2000

Consolidated Financial Statements 2000

Contents

The L'Oréal Annual Report is comprised of three separate documents: a general brochure, the consolidated financial statements and the Management Report together with L'Oréal S.A. financial statements and additional information.

This document is a translation of the French consolidated financial statements and is provided for information purposes only. In case of any doubt, please refer to the original French text.

Consolidated financial statements - Year 2000

1) Consolidated financial statements

The consolidated financial statements for 2000 have been established using the accounting principles normally applied in France and in accordance with Regulation CRC 99-02 of the Comité de la Réglementation Comptable. The figures for 1998 and 1999 have been restated under the heading "new reference" to ensure the comparability of the financial statements from one year to the next.

The modifications made necessary by the application of these principles are set out in the "Notes to the Consolidated Financial Statements".

In accordance with the recommendations of the Commission des Opérations de Bourse, the pro forma concept has been used for the 1998 figures.
Following the merger of Synthélabo and Sanofi, approved at the Annual General Meeting of 18th May, 1999, the L'Oréal group in 1999 consolidated by the equity method Synthélabo at 56.64% for the first half-year and the new entity Sanofi-Synthélabo at 19.57% for the second half-year.

In the interests of comparability, the pro forma figures for 1998 are based on 56.64% consolidation of Synthélabo, although this subsidiary was fully consolidated in that year.

2) Consolidated sales

Consolidated sales in 2000 amounted to € 12,671.2 million, representing an increase of 17.9% compared with 1999. Excluding the positive exchange rate impact of 7.4%, the increase was 10.5%.

There was a positive structural effect of 2.1% resulting from the consolidation of acquisitions made by the cosmetics sector during 2000.

On a like-for-like basis, i.e. without taking into account changes in the structure of the consolidated group and fluctuations in exchange rates, the increase in group sales was 8.4%.

Breakdown of consolidated sales by sector

	2000		Growth (as %)		1999	
	€ millions	% of total	Published figures	Excluding exchange rate impact	€ millions	% of total
Cosmetics	12,317.4	97.2	17.5	10.3	10,481.0	97.5
Dermatology[1]	262.6	2.1	32.2	19.1	198.7	1.8
Other	91.2	0.7	28.5	19.0	71.0	0.7
Group	**12,671.2**	**100.0**	**17.9**	**10.5**	**10,750.7**	**100.0**

(1) Share attributable to the group, i.e. 50%.

Consolidated **balance sheets**

€ millions

Assets (net values)	31.12.2000	31.12.1999		31.12.1998	
		New reference[1]	Published	Pro forma new reference[1]	Published
Fixed assets	7,605.1	5,917.9	5,908.5	5,298.6	5,590.2
Unissued share capital	0.1	0.1	0.1	0.1	0.1
Goodwill (note 1)	506.5	109.7	109.7	76.9	88.7
Intangible fixed assets (note 2)	4,134.6	3,293.9	3,293.9	2,998.6	3,829.2
Tangible fixed assets (note 3)	1,611.6	1,408.9	1,399.5	1,202.9	1,476.0
Financial assets	230.4	134.6	134.6	118.5	154.4
Investments in non-consolidated companies and other long-term investments (note 4)	75.0	5.4	5.4	6.0	30.5
Long-term loans and others debtors	79.3	63.3	63.3	59.4	67.2
Deposits and bonds	76.1	65.9	65.9	53.1	56.7
Investments in associated companies (note 5)	1,121.9	970.7	970.7	901.6	41.8
Current assets	6,013.4	4,944.1	4,721.1	4,229.4	4,936.7
Stocks (note 6)	1,226.9	979.8	979.8	949.3	1,143.5
Prepayments to suppliers	79.3	64.9	64.9	59.4	68.0
Trade debtors (note 7)	2,168.4	1,875.4	1,875.4	1,632.9	2,024.9
Other debtors and prepaid expenses (note 8)	951.3	944.4	721.4	825.7	797.6
Short-term investments (note 9)	1,081.7	612.0	612.0	389.7	456.0
Cash and other short-term funds	505.8	467.6	467.6	372.4	446.7
Unrealised translation losses	16.0	16.5	16.5	10.6	12.0
TOTAL ASSETS	13,634.5	10,878.5	10,646.1	9,538.6	10,538.9

(1) See "Accounting Principles" in notes to Consolidated Financial Statements.

€ millions

Liabilities	31.12.2000	31.12.1999		31.12.1998	
		New reference[1]	Published	Pro forma new reference[1]	Published
Shareholders' equity (after minority interests) (note 10)	6,590.4	5,797.6	5,625.7	5,113.6	4 ,941.7
Share capital	135.2	135.2	135.2	103.1	103.1
Share premium account	953.4	953.4	953.4	953.4	953.4
Reserves	4,532.4	3,921.8	3,749.9	3,377.1	3,205.2
Net book profit	969.4	787.2	787.2	680.0	680.0
Minority interests (note 11)	9.9	10.4	10.4	9.0	486.0
Provisions for liabilities and charges (note 12)	722.3	500.8	574.8	435.7	577.0
Loans and debts (note 13)	3,423.6	1,913.9	1,793.9	1,718.3	1,747.9
Debenture loans	6.6	6.0	6.0	5.3	5.3
Medium and long-term loans	826.0	639.5	519.5	636.3	579.6
Short-term loans	2,591.0	1,268.4	1,268.4	1,076.7	1,163.0
Current liabilities	2,882.0	2,638.8	2,624.3	2,258.6	2,782.9
Accruals and deferred income	2.2	0.2	0.2	0.2	0.2
Trade creditors	1,726.9	1,561.5	1,561.5	1,310.2	1,526.3
Other creditors	1,152.9	1,077.1	1,062.6	948.2	1,256.4
Unrealised translation gains	6.3	17.0	17.0	3.4	3.4
TOTAL LIABILITIES	13,634.5	10,878.5	10,646.1	9,538.6	10,538.9

Consolidated
profit and loss accounts

€ millions

	31.12.2000	31.12.1999		31.12.1998	
		New reference[1]	Published	Pro forma new reference[1]	Published
Net sales (note 14)	12,671.2	10,750.7	10,750.7	9,587.8	11,497.9
Purchases and variation in stocks	- 2,307.4	- 2,038.9	- 2,038.9	- 1,887.6	- 2,268.1
Personnel costs	- 2,217.8	- 1,882.5	- 1,852.8	- 1,756.4	- 2,194.7
External charges	- 5,988.8	- 5,102.7	- 5,092.4	- 4,395.6	- 4,989.8
Taxes other than on income	- 145.9	- 131.4	- 131.4	- 158.8	- 212.2
Depreciation	- 385.5	- 292.5	- 289.0	- 270.4	- 324.4
Charges to provisions (note 15)	- 85.0	- 36.8	- 39.9	- 51.5	- 61.9
Operating profit	1,540.8	1,265.9	1 ,306.3	1,067.5	1,446.8
Exchange gains and losses	- 59.5	- 36.0	- 36.0	12.9	10.5
Adjusted operating profit[2]	1,481.3	1,229.9	1,270.3	1,080.4	1,457.3
Financial expense - net (note 16)	- 159.3	- 104.6	- 104.6	- 101.5	- 117.8
Exceptional expense or income			- 10.7		- 14.9
Group's share of equity affiliate profits					13.9
Profit before taxation of fully consolidated companies	1,322.0	1,125.3	1,155.0	978.9	1,338.5
Employee profit-sharing	-	-	- 29.7	-	- 43.3
Income tax (note 17)	- 488.5	- 428.7	- 428.7	- 375.0	- 487.8
Net profit before capital gains and losses and minority interests of fully consolidated companies	833.5	696.6	696.6	603.9	807.4
Group's share of net profit before capital gains and losses and minority interests of equity affiliates (note 18)	199.9	136.5	136.5	118.4	
Net profit before capital gains and losses and minority interests	1,033.4	833.1	833.1	722.3	807.4
Capital gains and losses on disposals of fixed assets - net (note 19)	- 10.3	- 2.3	- 2.3	- 12.5	- 12.7
Restructuring costs -net (note 20)	- 24.3	- 31.3	- 31.3	- 20.8	- 20.7
Amortisation of goodwill (note 21)	- 24.0	- 6.5	- 6.5	- 5.7	- 6.5
Net book profit before minority interests	974.8	793.0	793.0	683.3	767.5
Minority interests	- 5.4	- 5.8	- 5.8	- 3.3	- 87.5
Net book profit after minority interest	969.4	787.2	787.2	680.0	680.0
Net profit before capital gains and losses and after minority interests	1,027.8	827.5	827.5	718.7	718.7
Number of shares outstanding[3]	676,062,160	676,062,160	676,062,160	676,062,160	676,062,160
Earnings per share in euros[3]	1.52	1.22	1.22	1.06	1.06

(1) See "Accounting Principles" in notes to Consolidated Financial Statements.
(2) Including exchange gains and losses
(3) Restated to reflect the ten for one share split made the 3rd July, 2000.

Consolidated cash flow statements

€ millions

	31.12.2000	31.12.1999		31.12.1998	
		New reference[1]	Published	Pro forma new reference[1]	Published
Cash flows from operating activities					
Profit of fully consolidated companies	769.4	655.9	655.9	566.0	758.9
Elimination of expenses and income with no impact on cash flow:					
• depreciation and provisions	516.6	324.9	330.2	279.2	342.4
• variation in deferred taxes	- 4.6	- 0.3			
• losses on disposals of assets of fully consolidated companies	15.9	2.9	2.9	12.4	12.6
• dividends received from equity affiliates			33.7		3.5
• other non-cash movements	- 1.9	0.6	7.5	1.3	- 0.7
Cash flow of fully consolidated companies	1,295.4	984.0	1,030.2	858.9	1,116.7
• dividends received from equity affiliates	49.1	33.7		28.9	
• variation in working capital requirement	- 365.7	10.1	11.0	- 144.3	- 161.2
Net cash provided by operating activities (A)	978.8	1,027.8	1,041.2	743.5	955.5
Cash flows from investing activities					
• acquisitions of fixed assets	- 480.3	- 542.2	- 542.2	- 412.1	- 517.2
• variation in other financial assets	- 465.5	- 199.8	- 198.9	- 92.1	- 100.0
• disposals of fixed assets	15.9	16.9	16.9	14.8	19.0
• effect of changes in the scope of consolidation	- 1,194.9	- 162.7	- 162.7	- 149.2	- 157.1
Net cash used by investing activities (B)	- 2,124.8	- 887.8	- 887.0	- 638.5	- 755.3
Cash flows from financing activities					
Dividends paid	- 266.7	- 210.5	- 224.7	- 187.5	- 223.4
Variation in loans	1,443.9	72.9	72.9	61.7	10.4
Net cash used by financing activities (C)	1,177.2	- 137.6	- 151.8	- 125.7	- 213.0
Effect of exchange rate fluctuations (D)	3.3	16.8	16.8	- 16.5	- 17.0
Change in cash and cash equivalents (A+B+C+D)	34.5	19.2	19.2	- 37.4	- 29.9
Cash and cash equivalents at beginning of year (E)	604.9	585.6	585.6	506.4	615.5
Cash and cash equivalents at end of year (A+B+C+D+E)	639.3	604.9	604.9	469.1	585.6

(1) See "Accounting Principles" in notes to Consolidated Financial Statements.

The following notes form an integral part of the consolidated financial statements.

Accounting principles

Since 1st January 2000, the financial statements have been presented in millions of euros.

The financial statements of companies included in the scope of consolidation have been established in accordance with accounting principles specified by the group's accounting policies.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France.

Comparability of financial statements

The "new reference" figures consist of:
- For fiscal 1999: the published data, restated to allow for the impact of changes resulting from the application of Regulation CRC 99-02, which are presented in the section on "Changes in accounting principles".
- For fiscal 1998: the pro forma data, restated in accordance with the same principles.

These figures have not been retroactively restated to allow for acquisitions made in 2000 provided that the acquisitions have no material impact on the financial statements presented.

Furthermore, the following reclassifications have been carried out:
In the balance sheet:
- "Prepaid expenses" and "Deferred income" have been respectively reclassified as "Other debtors" and "Other creditors".

In the profit and loss account:
- "Employee profit-sharing" has been reclassified as "Personnel costs",
- "Exceptional operating expense and income" has been reclassified as "Other operating expense and income".

Changes in accounting principles

The application of Regulation CRC 99-02 has resulted in:
- the inclusion of deferred tax liabilities evaluated using the balance sheet approach and the extended concept. The impact of these liabilities is not material on the results for the periods considered; it increases shareholders' equity as of the beginning of the accounting period by € 166.8 million.
- the introduction of new accounting principles relating to the acquisition of shares in consolidated companies from 1st January 2000 onwards.
- the adoption of the preferential method for the capitalisation, in the financial statements of 31st December 2000, of substantial capital lease contracts. This results in an increase, as of 1st January 2000, of € 128.6 million in net tangible assets and of € 120.1 million in debts. This change in accounting principles has a positive impact, excluding corporate tax, of € 5.1 million on shareholders' equity as of the beginning of the accounting period. The impact on the results of the accounting periods presented is not material.

Scope and method of consolidation

All companies included in the scope of consolidation have a fiscal year ending 31st December.

All companies directly or indirectly controlled by the parent company have been consolidated by the full consolidation method, showing minority shareholders' interests separately using the partial revaluation method.

Group companies that are jointly controlled by the parent company and a limited number of other shareholders under a contractual agreement have been consolidated by the proportional consolidation method.

Associated companies over which the group is in a position to exercise significant influence have been accounted for by the equity method.

Foreign currency translation

1) Accounting for foreign currency transactions in consolidated companies

Foreign currency transactions have been translated at the exchange rates ruling on the transaction date. Exchange gains or losses arising from the movement in exchange rates between the date of the transaction and the related payment or receipt are recorded in the profit and loss account, net of related hedging losses or gains.

Debtor and creditor balances denominated in foreign currencies have been translated using exchange rates ruling at the balance sheet date.

Provision is made in the profit and loss account for potential exchange losses and is calculated on the basis of the aggregate position for each currency, taking into account the market value of related hedging instruments.

2) Translation of the accounts of foreign subsidiaries

The assets and liabilities of foreign subsidiaries are translated at the exchange rates ruling at the balance sheet date. Profit and loss accounts are translated at average exchange rates for the year.

Differences arising on translation are recorded as follows:
- differences relating to the group's share are recorded in shareholders' equity under "Translation adjustment",
- differences relating to minorities are recorded under "Minority interests".

Principles relating to the acquisition of the shares of consolidated companies and the acquisition of assets

From 1st January 2000 onwards

In accordance with the derogation granted in Regulation CRC 99-02, the group has opted for a forward-looking application of transactions relating to acquisitions and disposals of the shares of consolidated companies.

1) Inclusion in the scope of consolidation following the acquisition through a single transaction of a controlling interest

The difference between the cost of the acquisition of the shares and the fair value of the assets and liabilities identified after allowing for any deferred tax liabilities at the date of acquisition constitutes goodwill.

- The acquisition cost is the amount of remuneration paid to the vendor plus all the costs net of tax directly incurred for the purpose of the acquisition.
- The identifiable assets and liabilities of the company acquired, including intangibles, are evaluated separately in a manner which enables them to be analysed over time. The intangibles mainly relate to trademarks or market shares, which are included in the balance sheet using the partial revaluation method.
- In transactions in which the trademark is the main asset, its valuation is based on a multi-criterion approach which takes into account its reputation and its contribution to earnings. A provision for loss of value is made if the value of the trademark, evaluated using the same criteria applied at the time of the acquisition, is permanently diminished.
- In the case of transactions whose main purpose is to obtain significant positions on particular markets, an amount is entered under "Market shares". Market shares are valued at the acquisition date using economic forecasts based on activity and profitability indicators. Market shares cannot by their nature be amortised. However, they can be annually evaluated using the same criteria applied at the date of acquisition. If the value has permanently diminished, an amount is entered for loss of value.
- Goodwill is amortised by the straight-line method over a maximum period of twenty years, with reference to the objectives set and the forecasts made at the time of the acquisition.
  Exceptional amortisation is recorded if any unfavourable changes occur in the items used as the basis for the amortisation plan.

- Furthermore, the stocks of the companies acquired are revalued on the basis of the disposal price after deducting the costs and margin relating to the marketing effort still to be made. For acquisitions prior to 1st January, 2000, stock values were recorded on the basis of the historical cost of purchase or production entered in the financial statements of the company acquired.

2) Increase in the interest held in a company which is already fully consolidated

Additional acquisitions of shares do not give rise to any change in the values of identified assets and liabilities determined at the date the controlling interest was acquired. The fair value adjustments are allocated between identifiable assets already recognised at an amount equal to the percentage of minority interests acquired and goodwill.

3) Acquisition of assets

Identifiable elements are valued as indicated below. The difference remaining between this valuation and the price paid is allocated to goodwill.

Before 1st January 2000

Fair value adjustments which relate to indissociable intangible assets (trademarks, clientele and market share) are recorded under the heading "Business value" at an amount equal to the group's share, and are not amortised. Their value is reviewed annually.

Each year, the group reviews "Business value" on the basis of several different criteria reflecting the particularities of each sector in which it operates. These mainly concern changes in sales and profitability. At least once a year, the group analyses changes in actual and projected sales in local currencies compared with other group companies or similar businesses and by reference to distribution channels and different product markets. Provision is made for any permanent diminution in value, determined on the basis of these analyses. This overall method is applied consistently from one year to the next.

As a general principle, the group ensures that the intangible assets recorded in the consolidated balance sheet, including goodwill, have a net book value below their utility value or their market value.

Intangible fixed assets

The amounts recorded under the item "Licences, patents, trademarks and market share" indicate either the cost price of the assets acquired, or the valuation of the assets identified when shares of consolidated companies are acquired.

The "Market share" item consists of investments made by the group to obtain or strengthen a position on certain markets when acquiring assets and shares of consolidated companies; the valuation methods are described in the section on acquisitions.

The "Business value" item consists of business value acquired and allocations of some fair value adjustments made prior to 1st January, 2000, determined and analysed using methods indicated in the paragraph on "Principles relating to the acquisition of shares of consolidated companies and the acquisition of assets".

The depreciation periods of fixed assets are as follows:

Start-up costs	1 - 5 years
Business value, trademarks and market shares	not amortised
Other intangible assets	2 - 8 years

Tangible fixed assets

Tangible fixed assets have been consolidated on the basis of their cost in the balance sheets of the various subsidiaries.

The depreciation periods of tangible fixed assets are as follows:

Buildings	20 - 50 years
Plant and equipment	5 - 10 years
Other tangible fixed assets	3 - 10 years

The straight-line and declining balance methods used are considered to represent economic depreciation.

Fixed assets acquired through capital leases

Substantial capital goods, financed through capital leases, are recorded as assets on the balance sheet under tangible fixed assets in accordance with French accounting principles, which are similar to international accounting standards.

They are amortised in accordance with the principles specified by the group for each type of fixed asset.

The resulting financial commitments are recorded as liabilities on the balance sheet under debts.

Investments in non-consolidated companies

These investments are stated at cost (including expenses). Provision is made for any reduction in fair value, on the basis of the same criteria used for fair value adjustments, unless exceptional circumstances prevail.

Provision is made where there is a long-term diminution in the market value of listed securities.

Other long-term and short-term investments

These investments are stated at cost. Provision is made where the year-end market value is below the acquisition cost.

Own shares

Own shares held are specifically allocated to share option plans, and are therefore carried under "Short-term investments".

In the case of share option plans prior to 2000, a provision for depreciation has been made to cover the difference between the acquisition price of the shares and the price at which the options are exercised by the beneficiaries.
Since 1st January 2000, no discount has been granted on the option allocation price. Provided that the shares are purchased at a lower price than the attribution price, no provision for depreciation is required.

Stocks

Stocks are valued using the weighted average cost or FIFO method.

Due to rapid stock turnover, the difference between cost and market value at year-end is not material.

Provision is made for obsolete and slow-moving stocks, on the basis of actual and forecast sales.

Trade debtors

Trade debtors are entered at their nominal value.

Provision is made for any doubtful debts based on an assessment of the risk of non-recovery.

Provisions for liabilities and charges

Provisions pour liabilities

Provisions for liabilities are set up to cover the possible financial losses arising from breaches of contract, claims and litigation, returned goods and risks in connection with the operations of certain subsidiaries. They are adjusted annually, based on the latest estimate of the group's exposure.

Provisions for charges

Provisions for charges are set up to cover future pensions and retirement bonuses, other social and tax charges, and certain operating expenses.

Pension obligations, retirement benefits and other employee benefits

The group's policy is to fund pension liabilities, early retirement plans and other employee benefits based on local legislation and regulations. The related obligations are calculated using an actuarial allocation method on a final-pay basis.

French regulations provide for length-of-service awards payable to employees on retirement. In addition, contingent on certain age and length-of-service conditions, a defined benefit plan for each employee category and an early retirement plan have been set up as well as measures providing for the payment of certain healthcare costs for retired employees.

The actuarial assumptions used are:
- inflation of 2.5%,
- a 6% discount rate (including inflation rate).

In France the group has set up external plans with insurers in order to build up a fund to cover engagements with pensioners and indemnities for retirement.

Unfunded commitments are recorded as an off-balance sheet contingent liability.

For foreign subsidiaries with pension plans or other specific commitments, the excess of commitments over plan assets is recognised either by setting up a provision for charges or as a liability, on the basis of the actuarial value of the vested rights of employees.

Net sales

Consolidated sales include sales of products, goods and raw materials, as well as other revenues and service income related to the group's normal activities.

They are stated net of rebates and discounts.

Research and development expenditure

Research and development expenditure is charged to the profit and loss account in the year.

Adjusted operating profit

Adjusted operating profit is the profit determined in accordance with the method indicated in Regulation CRC 99-02, including the reclassifications indicated earlier. *It includes exchange gains and losses.*

Income tax

This is the sum of the income tax charge payable by each consolidated fiscal entity, after adjustment to allow for deferred tax. Deferred tax is calculated wherever temporary differences occur between the tax base and the consolidated statement of assets and liabilities, using a balance-sheet approach and variable carry-forward.

Deferred tax includes irrecoverable taxation on probable or decided dividends.

Deferred tax is calculated on the basis of the rate of taxation and the fiscal rules in force at the balance sheet date, which will also be in force once the temporary differences will be reversed.

Deferred tax assets are only recorded in the case of tax loss carry-forwards from consolidated entities if it is probable that the entities will be able to recover them, because a taxable profit is expected during the period in which the deferred tax assets remain valid.

The following companies are included in the consolidated group set up for tax purposes as allowed under article 223 A of the French General Tax Code:

- Chimex
- Cospar
- Parfums Guy Laroche
- Soprocos
- L.I.D.V.
- Héléna Rubinstein
- Regefi
- Sparlys
- Consortium général de publicité
- Lehoux & Jacque
- L & J Ré
- Café-Bleu
- Sofy
- La Roche-Posay pharmaceutical laboratory
- Jeanne Lanvin
- Biotherm Distribution et Cie
- Cosmétique Active France
- Cosmétique Active International
- L'Oréal Parfums & Beauté France
- L'Oréal Parfums & Beauté
- Lancôme Parfums & Beauté
- Prestige et Collections International

Net profit before capital gains and losses and minority interests

This is the net book profit before the following:

- capital gains or losses on the disposal of fixed assets net of tax,
- restructuring costs net of tax,
- amortisation of goodwill.

Method used to calculate earnings per share

Earnings per share is obtained by dividing net profit before capital gains and losses and after minority interests by the number of shares outstanding during the accounting period.

Own shares allocated to employees under existing share option plans are carried under "Short-term investments". They are therefore included in the number of shares outstanding. At 31/12/2000, there is no other instrument which could cause equity dilution.

Information on the degree of exposure to market risks

In accordance with group financial management policies, none of L'Oréal's consolidated companies conduct any money market transactions for speculative reasons.

Detailed forecasts are made of the whole of the group's currency flows for the following fiscal year. Potential exchange risks are hedged through forward purchases or sales, or by options, to ensure that the currency exchange position of each subsidiary in each currency is around zero. Group companies are required to borrow funds and make cash investments in their local currency, and the exchange risks generated by their financing activities are therefore insignificant.

Exchange risks relating to operational transactions recorded in the balance sheet:
Variations in the market value of the currency hedging instruments are recorded in the balance sheet under "Translation adjustment". The algebraic sum of the translation adjustments gives rise to the setting up of a provision if a potential exchange loss emerges from the overall exchange position of a company, taking all currencies into account.

Exchange risks relating to future operational transactions: The risks are hedged based on information supplied by subsidiaries. The value and gain or loss of the related hedging operations are recorded in the accounting period to which the underlying transactions relate.

As in the case of exchange risks, the group's policy is not to enter into speculative positions on interest rates. The group therefore primarily contracts borrowings at floating rates. Similarly, derivatives are negotiated for hedging purposes, in accordance with group policy. This means that the market values of the derivatives included in the interest rate derivative tables are fully offset by the market values of the debts covered.

Changes in the scope of consolidation

The following changes in the scope of consolidation took place in 2000:

Acquisitions	Entry date	Sales since acquisition (€ millions)
Laboratoires Ylang	February 2000	12.1
Kiehl's*	June 2000	22.2
Matrix	July 2000	142.5
Carson	August 2000	64.7
Respons*	December 2000	0.5

* Asset acquisitions.

The total price paid for the new acquisitions amounted to € 1,172.8 million.

Detailed figures on acquisitions during the accounting period are indicated in the "Notes on the balance sheet".

Divestments

No material divestments took place in 2000.

Increases in existing interests

- The interest in Nihon L'Oréal KK (Japan) was increased from 83.61% to 92.92%.
- The interest in Yasulor (Indonesia) was increased from 95.66% to 100.00%.

Post-accounting period event

During March 2001 L'Oréal sold all its interests in the Marie Claire group to Holding Evelyne Prouvost, controlled by Mrs Evelyne Prouvost and her family, who have announced their plan to join forces with Hachette Filipacchi Medias.

This transaction will generate a substantial capital gain on disposals.

Sectorial information

1 - Consolidated sales

1.1 - Breakdown of consolidated sales by sector

	2000		Growth (as %)		1999	
	€ millions	% of total	Published figures	Excluding exchange effect	€ millions	% of total
Cosmetics	12,317.4	97.2	17.5	10.3	10,481.0	97.5
Dermatology[1]	262.6	2.1	32.2	19.1	198.7	1.8
Others	91.2	0.7	28.5	19.0	71.0	0.7
Group	**12,671.2**	**100.0**	**17.9**	**10.5**	**10,750.7**	**100.0**

(1) Group share i.e. 50%.

1.2 - Breakdown of consolidated sales by geographical zone

	2000		Growth (en %)		1999	
	€ millions	% of total	Published figures	Excluding exchange effect	€ millions	% of total
Western Europe	6,328.0	49.9	6.1	5.2	5,966.0	55.5
North America	3,903.5	30.8	32.0	14.6	2,957.1	27.5
Rest of the World	2,439.7	19.3	33.5	19.3	1,827.6	17.0
Group	**12,671.2**	**100.0**	**17.9**	**10.5**	**10,750.7**	**100.0**

1.3 - Breakdown of cosmetics sales by geographical zone

	2000		Growth (as %)		1999	
	€ millions	% of total	Published figures	Excluding exchange effect	€ millions	% of total
Western Europe	6,233.6	50.6	6.0	5.2	5,878.7	56.1
North America	3,733.6	30.3	31.4	14.1	2,840.6	27.1
Rest of the World	2,350.2	19.1	33.4	19.3	1,761.7	16.8
Cosmetics Sector	**12,317.4**	**100.0**	**17.5**	**10.3**	**10,481.0**	**100.0**

2 – Adjusted operating profit

2.1 – Breakdown of adjusted operating profit by sector

€ millions	2000	1999 New reference
Cosmetics	1,426.3	1,195.5
Dermatology	57.3	39.5
Others	– 2.3	– 5.1
Group	**1,481.3**	**1,229.9**

2.2 – Breakdown of cosmetics adjusted operating profit by geographical zone

€ millions	2000	1999 New reference
Western Europe	850.4	794.6
North America	442.5	333.4
Rest of the World	133.4	67.5
Cosmetics sector	**1,426.3**	**1,195.5**

3 – Fixed assets

3.1 – Breakdown of net fixed assets by sector

€ millions Net value	Goodwill	Intangible fixed assets	Tangible fixed assets	Financial and other fixed assets	31.12.2000	31.12.1999 New reference
Cosmetics	506.5	3,916.9	1,540.2	157.5	6,121.1	4,611.8
Dermatology	–	210.9	33.3	3.9	248.1	234.0
Others	–	6.8	38.1	69.0	113.9	101.4
Group	**506.5**	**4,134.6**	**1,611.6**	**230.4**	**6,483.1**	**4,947.2**

3.2 – Breakdown of cosmetics net fixed assets by geographical zone

€ millions Net value	Goodwill	Intangible fixed assets	Tangible fixed assets	Financial and other fixed assets	31.12.2000	31.12.1999 New reference
Western Europe	68.7	2,372.8	792.0	26.6	3,260.1	3,066.7
North America	389.0	1,481.8	485.0	43.0	2,398.8	1,259.3
Rest of the World	48.8	62.3	263.2	87.9	462.2	285.8
Cosmetics sector	**506.5**	**3,916.9**	**1,540.2**	**157.5**	**6,121.1**	**4,611.8**

Notes on the balance sheet

Goodwill (note 1)

€ millions	31.12.2000			31.12.1999
	Gross	Amort.	Net	Net
Jade	18.6	4.9	13.7	14.6
Basotherm	5.1	5.1	–	4.2
Maybelline International	62.9	15.3	47.6	47.4
Softsheen	17.3	4.7	12.6	13.4
Sanofi Synthélabo (equity method)	28.9	2.2	26.7	28.2
A.O.F.I.	2.0	0.2	1.8	1.9
Matrix	208.9	5.2	203.7	–
Carson	161.7	3.3	158.4	–
Kiehl's	14.1	0.5	13.6	–
Respons	6.5	0.1	6.4	–
Laboratoires Ylang	19.4	0.9	18.5	–
Other companies	7.2	3.7	3.5	–
Total	**552.6**	**46.1**	**506.5**	**109.7**

Goodwill is amortised over a period not exceeding twenty years. The goodwill amount takes account of deferred tax liabilities on trademarks and other identifiable assets which could be sold separately from the company acquired.

Goodwill valuations may be provisional up to the end of the accounting period following the acquisition date.

Intangible fixed assets - net (note 2)

€ millions	31.12.2000			31.12.1999
	Gross	Depreciation Amortisation	Net	Net
Licences. patents. trademarks and market shares. o/w:	1,067.6	71.1	996.5	223.3
• Acquisitions in 2000	733.4	–	733.4	–
• Others	334.2	71.1	263.1	223.3
Business value	3,095.3	12.1	3,083.2	3,025.8
Other intangible fixed assets	95.1	40.2	54.9	44.8
Total	**4,258.0**	**123.4**	**4,134.6**	**3,293.9**

The increase in the item "Licences, patents, trademarks and market shares" is the result of new inclusions in the scope of consolidation, and mainly relates to "Trademarks" in an amount of € 703.4 million. Trademark valuations may be provisional up to the end of the accounting period following the acquisition date.

The amounts recorded under "Licences, patents, trademarks and market shares" and "Business value" reflect the cost price of the items acquired and the allocation of the fair value adjustments determined and reviewed as indicated in the paragraph on "Principles relating to the acquisition of shares of consolidated companies and the acquisition of assets".

Tangible fixed assets - net (note 3)

Since 1st January, 2000, point of sales equipment, stands and presentation furniture, which were recorded as tangible assets up to 31st December, 1999, have been entered under "Prepaid expenses". The reclassification represents € 119.2 million at 31st December 1999.

€ millions	31.12.2000			31.12.1999 New reference
	Gross	Amortisation	Net	Net
Land and buildings	1,093.6	453.3	640.3	554.9
Machinery and equipment	1,643.8	1,006.0	637.8	522.9
Other tangible assets and work-in-progress	775.8	442.3	333.5	331.1
Total	**3,513.2**	**1,901.6**	**1,611.6**	**1,408.9**

At 31st December, 2000, the fixed assets acquired on capital lease included in the figures above amounted to a gross value of € 202.9 million and represented aggregate depreciation of € 63.1 million.

Investments for the period amounted to € 338.6 million, compared with € 308.5 million in 1999.

Investments in non-consolidated companies (note 4)

On 28th December, 2000, the group acquired a 35% interest in the company Shu Uemura for € 61.3 million.

In view of the short time available to harmonise accounting methods with those of the L'Oréal group, it was not possible to include the company in the scope of consolidation at 31st December, 2000. It will be consolidated from 1st January, 2001 onwards.

Investments in associated companies (note 5)

	% interest	Contribution at 31.12.2000		Balance sheet value	
€ millions		Consolidated shareholders' equity	Consolidated profit for year	31.12.2000	31.12.1999
Sanofi-Synthélabo	19.56	882.4	192.6(1)	1,075.0	933.3
Marie-Claire	48.98	33.6	12.8	46.4	37.0
Club des Créateurs de Beauté (Japan)	20.00	0.5	–	0.5	0.4
Investments in associated companies		**916.5**	**205.4**	**1,121.9**	**970.7**

(1) Including € 5.5 million of net capital gains made by Sanofi-Synthélabo, recorded under net capital gains and losses on disposals of fixed assets.

Stocks-net (note 6)

€ millions	31.12.2000			31.12.1999
	Gross value	Provision	Net	Net
Raw materials. packaging. consumables	385.8	40.0	345.8	298,2
Semi-finished and finished products	1,045.6	164.5	881.1	681,6
Total	**1,431.4**	**204.5**	**1,226.9**	**979.8**

Trade debtors - net (note 7)

Trade debtors amounted to € 2,233.8 million in gross value and € 2,168.4 million in net value at 31st December, 2000, compared with € 1,875.4 million in net value at 31st December, 1999.
Trade debtors are due within one year.

Other debtors and prepaid expenses (note 8)

€ millions	31.12.2000	31.12.1999 New reference
Fiscal and social debtors	266.0	251.9
Other debtors	107.4	143.9
Charges to be apportioned	184.3	149.2
Prepaid expenses	138.7	122.2
Point of sales advertising	99.7	95.5
Deferred tax	155.2	181.7
Total	**951.3**	**944.4**

Short-term investments (note 9)

€ millions	31.12.2000			31.12.1999
	Gross value	Provision	Net	Net
L'Oréal shares	954.2	14.4	939.8	463.8
Unit trusts. etc.	130.0	0.1	129.9	136.9
Financial instruments	12.0	-	12.0	11.3
Total	**1,096.2**	**14.5**	**1,081.7**	**612.0**

The 17,095,500 L'Oréal shares held for the purpose of employee share option plans have a net value of € 939.8 million, compared with the figure of € 463.8 million at 31st December 1999. At 31st December 2000, their stock market value was € 1,560.8 million.
During 2000, 6,250,000 shares were purchased, and options on 1,068,000 shares were exercised.

Shareholders' equity (after minority interests) (note 10)

€ millions	Share capital	Premiums	Translation adjustments[2]	Changes in accounting methods[1]	Consolidated reserves and profit	Total
At 31/12/1998 (new reference)[1]	**103.0**	**953.4**	**- 437.1**	**171.9**	**4,322.4**	**5,113.6**
Conversion of share capital into euros	32.2				- 32.2	-
Dividends paid (not paid on own shares)					- 198.5	- 198.5
Translation adjustment			128.7			128.7
Other movements[3]					- 33.4	- 33.4
1999 consolidated net profit (after minority interests)					787.2	787.2
At 31/12/1999 (new reference)[1]	**135.2**	**953.4**	**- 308.4**	**171.9**	**4,845.5**	**5,797.6**
Dividends paid (not paid on own shares)					- 236.9	- 236.9
Translation adjustment			57.6			57.6
Other movements[3]					2.7	2.7
2000 consolidated net profit (after minority interests)					969.4	969.4
At 31/12/2000	**135.2**	**953.4**	**- 250.8**	**171.9**	**5,580.7**	**6,590.4**

(1) See "Comparability of financial statements' in the Notes.
(2) The figure of - € 437.1 million at 31/12/98 includes - € 63.5 million of translation adjustment for subsidiaries situated in the euro zone.
(3) The other movements figure mainly reflects the exchange of the 56.64% interest in Synthélabo for a 19.57% interest in Sanofi-Synthélabo based on net book value on 18/5/1999, resulting in the recording of a negative residual amount of € 38.1 million under shareholders' equity. This amount takes into account an adjustment of the balance sheet at the beginning of the period during the second half of 1999, including the net capital gains made by Sanofi-Synthélabo through the disposal of the Diagnostics and Animal Health divisions and of the interest in the Entremont group.

The movement in the foreign currency translation adjustment related mainly to the U.S. dollar and amounted to € 63.4 million.

Minority interests (note 11)

Since 1999, as first Synthélabo and then Sanofi-Synthélabo were consolidated by the equity method, minority interests related only to a few companies for insignificant amounts.

Provisions for liabilities and charges (note 12)

€ millions	31.12.2000	Provisions Reversals	Impact of change in scope of consolidation and exchange rates	31.12.1999 New reference
Provisions for liabilities				
• Miscellaneous risks	332.3	65.2	2.6	264.5
• Exchange losses	8.2	3.5	–	4.7
Sub-total	**340.5**	**68.7**	**2.6**	**269.2**
Provisions for charges				
• Pensions	90.1	7.6	- 6.1	88.6
• Other charges	209.7	38.4	53.9	117.4
• Deferred tax liabilities	82.0	–	56.4	25.6
Sub-total	**381.8**	**46.0**	**104.2**	**231.6**
Total	**722.3**	**114.7**(1)	**106.8**	**500.8**

(1) The net charge of € 114.7 million can be analysed as follows:

Net charges to operating provisions	€ 68.9 million
Net charges to financial provisions	€ 3.5 million
Net increase in provisions for corporate income tax	€ 40.3 million
Net charges to provisions for restructuring costs	€ 2.0 million

Other provisions for liabilities and charges

These provisions totalled € 542.0 million at 31st December, 2000, compared with € 381.9 million at 31st December, 1999. The most significant provisions concerned the following companies:

€ millions	31.12.2000	31.12.1999
L'Oréal S.A.	**161.1**	**100.2**
• Contested social security and tax reassessments • Commercial and industrial operating risks (breaches of contract, commercial and industrial reorganisations, etc.) • Costs arising from the euro		
L'Oréal U.S.A. Inc.	**179.7**	**96.4**
• Routine product returns, miscellaneous risks and provisions for the restructuring of companies acquired in 2000		
Various Cosmetics sector companies	**12.3**	**25.7**
• Repositioning of product ranges • Commercial and industrial restructuring		

Loans and debts (note 13)

Loans and debts amounted to € 3,423.6 million at 31st December, 2000, compared with € 1,913.9 million at 31st December 1999 (new reference).

At 31st December, 2000, the perpetual loan subscribed by L'Oréal in 1992 is consolidated in "Long-term loans and debts" for an amount of € 70.0 million, compared with € 77.4 million at 31st December, 1999. This loan is being amortised over 15 years.

Interest paid on this debt in the 2000 consolidated financial statements amounted to € 3.2 million, compared with € 2.7 million in 1999.

Maturities of long and short term debts

€ millions	31.12.2000	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years
Debenture loans	6.6			6.6
Debts on capital lease contracts	126.7	15.1	46.9	64.7
Other long-term loans and debts	697.3	61.4	282.4	353.5
Short-term loans and debts	2,410.3	2,410.3		
Sub-total	**3,240.9**	**2,486.8**	**329.3**	**424.8**
Interest on long-term loans and debts	2.0	2.0		
Other short-term debts	180.7	180.7		
Total	**3,423.6**	**2,669.5**	**329.3**	**424.8**

Changeover to the euro

The L'Oréal group will change its accounting systems over to the euro in the first half of 2001, and will continue its related training and coordination actions.

A € 7.9 million provision based on the latest estimates has been recorded in the balance sheet at 31st December, 2000, compared with € 14.0 million at 31st December, 1999.

Pensions, retirement bonuses and other employee benefits

Liabilities:

€ millions	31.12.2000	31.12.1999
Off-balance sheet contingent liabilities	481.0	432.2
Included in provisions for charges	90.1	88.6
Included in current liabilities	82.1	65.9

The change in these liabilities in 2000 is based on:
- actuarial assumptions from both France and other countries in accordance with the group's experience and wage policies,
- the setting up of a new early retirement scheme in connection with the introduction of the 35-hour working week in France,
- the stock market value of the hedging assets.

Capital leases commitments at 31st December, 2000

€ millions	Capital leases	Other leases
Under 1 year	24.4	140.3
1 - 5 years	75.8	382.2
Over 5 years	88.5	230.1
	188.7	**752.6**

The first column indicates the total future minimum lease payments.

Other off-balance sheet liabilities

	31.12.2000	31.12.1999
Commitments given*	376.2	155.7
Commitments received	31.1	19.6

* This line includes commitments given to certain minority partners.

Information on the degree of exposure to market risks

The instruments used by the group to protect itself against risks of exchange rate fluctuation are mainly futures contracts and currency options.

These hedging instruments are used in connection with debtor and creditor balances already entered in the accounts and commercial transactions due to take place in the following year.
85% of the exchange rate risks relate to trade flows initiated inside the group.

The group has set up a system for the mutualised management of exchange rate risks which involves clearing by the group's bank, Regefi. The resulting net currency position of the group is hedged on the market.

Group currency risk at 31st December, 2000

Net position - equivalent in € millions	Contractual/notional amount	Positive market value	Negative market value
Balance sheet foreign exchange position hedging			
Currency futures total	**43.7**	**5.5**	**- 0.4**
EUR/USD	6.8	2.1	
EUR/GBP	0.1		- 0.4
EUR/JPY	- 31.7	2.1	
USD/Other currencies	25.3	0.1	
Other forward exchange transactions	43.2	1.2	
Options total	**5.9**	**0.4**	
EUR/USD	4.0	0.3	
EUR/GBP	-		
EUR/JPY	-		
Other options	1.9	0.1	
Call options total	**6.5**	**0.4**	
Put options total	**- 0.6**		

Group currency risk at 31st December, 2000 *(2nd part)*

Net position - equivalent in € millions	Contractual/notional amount	Positive market value	Negative market value
Hedging of future flows			
Currency futures total	**965.0**	**46.2**	
EUR/USD	330.4	18.6	
EUR/GBP	170.0	4.1	
EUR/JPY	25.3	3.3	
USD/Other currencies	97.9	8.6	
Other forward exchange transactions	341.4	11.6	
Options total	**161.0**	**12.0**	
EUR/USD	101.3	7.9	
EUR/GBP	38.7	1.0	
EUR/JPY	1.5	0.2	
Other options	19.5	2.9	
Call options total	**263.3**	**16.5**	
Put options total	**102.3**	**4.5**	

The put options total corresponds exclusively to the sale of previously purchased options when it appeared opportune to replace them with currency futures.

Group interest rate risk - Loans and debts at 31st December, 2000

Equivalent in € millions	Amount before hedging	Amount after hedging
Denominated in EUR - fixed rate	621.6	431.1
Denominated in EUR - floating rate	1,592.0	1,782.5
Denominated in USD - fixed rate	12.0	454.3
Denominated in USD - floating rate	535.4	93.1
Denominated in GBP - fixed rate	–	–
Denominated in GBP - floating rate	124.3	124.3
Denominated in JPY - fixed rate	9.4	9.4
Denominated in JPY - floating rate	70.1	70.1
Other currencies - fixed rate	129.4	129.4
Other currencies - floating rate	146.7	146.7
Fixed rate debt total	**772.4**	**1,024.2**
Floating rate debt total	**2,468.5**	**2,216.6**
Total in euros	**3,240.9**	**3,240.9**

Group interest rate risk - derivatives at 31st December, 2000

Equivalent in € millions	Notional	Maturity less than 1 year	Maturity more than 1 year	Positive market value	Negative market value
Borrowing floating interest-rate swaps					
EUR Euribor/ fixed rate	783.7	34.5	749.2	29.7	
USD Libor/ fixed rate	–				
Borrowing fixed interest-rate swaps					
USD Libor/ fixed rate	416.5	236.2	180.4		- 1.4
EUR Euribor/ fixed rate	–				
Purchases caps					
EUR Euribor	1 098.8	656.7	442.2	2.7	
USD Libor	496.0	281.3	214.7	0.4	
Sales caps					
EUR Euribor	–				
USD Libor	–				
Currency interest-rate swap					
EUR lending fixed-rate	–				
USD Libor borrowing rate	75.1	75.2			- 20.5
Total	2,870.1	1,283.7	1,586.4	32.8	- 21.9

Group counterparty risk

The group has financial relations with international banks with the best credit ratings.
The group thus considers that its exposure to counterparty risk is low.
Furthermore, the financial instruments used in exchange rate and interest rate risk management are issued by leading international banking counterparties.

Notes on the profit and loss account

Net sales (note 14)

Consolidated sales represent sales to third parties by L'Oréal S.A. and its French and foreign subsidiaries.
In 2000 consolidated sales totalled € 12,671.2 million, compared with € 10,750.7 million in 1999.
The breakdown of consolidated sales by geographical zone and sector is indicated in the Sectorial Information section of the notes.

Breakdown of sales - France / Rest of the world

	2000		1999	
	€ millions	As %	€ millions	As %
France	1,864.3	14.7	1,820.4	16.9
Rest of the world	10,806.9	85.3	8,930.3	83.1
Group	**12,671.2**	**100.0**	**10,750.7**	**100.0**

Personnel costs and number of employees

Personnel costs amounted to € 2,217.8 million in 2000, compared with € 1,882.5 million in 1999. Beginning this year, they include employee profit-sharing of € 34.1 million (€ 29.7 million in 1999).
The average total number of employees was 48,222 at 31st December, 2000, compared with 43,038 at 31st December 1999.

Number of employees*

	31.12.2000	31.12.1999
Western Europe	23,810	22,602
North America	10,208	8,126
Rest of the World	14,204	12,310
Total	**48,222**	**43,038**

(*) Including companies consolidated by the proportional method

Remuneration of directors and management

€ millions	2000	1999
Board of Directors	0.7	0.7
Management Committee*	11.6	10.1

*Remuneration of members of the Management Committee paid by all group companies.

Research and development expenditure

This expenditure amounted to € 383 million in 2000, compared with € 325 million in 1999.

Charges to provisions (note 15)

This item amounted to € 85.0 million in 2000, compared with € 36.8 million in 1999. The provisions relate to fixed assets in an amount of € 9.2 million, current assets in an amount of € 6.8 million (€ 12.2 million in 1999), and liabilities and charges in an amount of € 69.0 million (€ 24.6 million in 1999).

Financial expense-net (excluding exchange rate losses and gains) (note 16)

€ millions	2000	1999
Net interest expense	- 108.8	- 57.1
Net gain on disposals of short-term investments	1.2	6.4
Payment discounts	- 49.8	- 42.8
Other	0.4	- 2.9
Net charges to financial provisions	- 2.3	- 8.2
Total	**- 159.3**	**- 104.6**

The exchange rate effect is included in the adjusted operating profit.

The impact on profit of not allowing for unrealised currency translation losses and gains in 2000 amounted to approximately € 10.1 million in 2000, compared with € 3.0 million in 1999.

Income tax (note 17)

The impact of changes in deferred taxes on the profit and loss account is a decrease in the corporate tax charge of € 4.6 million in 2000. The introduction of the new accounting principles concerning deferred tax has no material impact on profit in 1999.

Tax due on planned dividend distributions amounted to € 11.8 million.

The tax on restructuring costs amounted to € 11.7 million in 2000, compared with € 9.5 million in 1999.
The tax on capital gains and losses amounted to € 2.2 million, compared with € 2.0 million in 1999.

1 - Detailed breakdown of corporate income tax

€ millions	2000	1999
Tax due		
• Operating profit	485.0	424.5
• Non-operational items	- 5.7	- 5.0
Deferred tax		
• Operating profit	3.5	4.3
• Non-operational items	- 8.2	- 6.4
Income tax	474.6	417.4

2 - Analysis of tax charge

The difference between the corporate income tax rate in France and the effective tax rate for the group in 2000 may be analysed as follows:

€ millions	2000
Net book profit before tax	**1,244.1**
Parent company tax rate	37.76 %
Tax on theoretical net book profit	**469.8**
Impact of permanent differences	17.1
Impact of tax rate differences	– 41.5
Change in non-recorded deferred taxes	– 2.1
Other*	31.3
Group tax charge	**474.6**

* Including tax credits, tax reassessments and provisions for tax liabilities

3 - Deferred taxes in the balance sheet

The net change in deferred taxes (assets and liabilities) may be analysed as follows:

Balance of deferred tax assets at 31st December 1999 (new reference)	181.7
Balance of deferred tax liabilities at 31st December 1999 (new reference)	– 25.6
Profit effect	4.6
Exchange effect	– 4.4
Other effects	– 83.1
Balance of deferred tax assets at 31st December 1999	155.2
Balance of deferred tax liabilities at 31st December 2000	– 82.0

Deferred tax assets and liabilities recorded in the balance sheet may be divided into the following categories:

	31.12.2000		31.12.1999	
	Deferred tax Assets	Deferred tax Liabilities	Deferred tax Assets	New reference Deferred tax Liabilities
Temporary differences	137.4	82.0	175.4	25.6
Tax credits and tax loss carry-forwards	17.8		6.3	
Deferred tax total	**155.2**	**82.0**	**181.7**	**25.6**

Deferred tax assets whose recovery is not considered probable are not recorded in the financial statements; such assets totalled € 113.5 million at 31st December 2000, compared with € 147.5 million at 31st December 1999.

Group's share of net profit before capital gains and losses of equity affiliates (note 18)
From 1999 onwards, this item states the net profit before capital gains and losses and minority interests of equity affiliates; for details refer to the paragraph entitled "Accounting principles" (note 4).

Capital gains and losses on the disposal of fixed assets net of tax (note 19)

This item amounted to – € 10.3 million in 2000, compared with – € 2.3 million in 1999.
This item mainly relates to the scrapping of tangible fixed assets, and includes € 5.5 million of net capital gains realized by Sanofi-Synthélabo in 2000.

Restructuring costs-net (note 20)

Net restructuring costs amounted to € 24.3 million in 2000, compared with € 31.3 million in 1999.
They were accounted for mainly by provisions and costs relating to industrial and commercial reorganisations of existing companies, and of companies acquired during the year.

Amortisation of goodwill (note 21)

Amortisation of goodwill amounted to € 24.0 million in 2000, compared with € 6.5 million in 1999, and is set out in detail in the paragraph entitled "Goodwill - net" (note 1).

Notes on statement of cash flows

Variation in working capital requirement
For 2000, this item amounted to – € 365.7 million and may be analysed as follows:

• Stocks	– € 154.5 million
• Debtors	– € 439.4 million
• Creditors	€ 228.2 million

Impact of changes in the scope of consolidation

This item amounted to – € 1,194.9 million and states the acquisitions made in 2000 net of cash acquired.
The main companies concerned are Matrix, Carson et Kiehl's.

Variation in debts

This item amounted to € 1,443.9 million at 31st December, 2000.
Loans subscribed in 2000 were mainly used to finance acquisitions during the year.

Cash and cash equivalents at end of year

This item amounted to € 639.3 million at 31st December 2000.
In accordance with the method, own shares held do not appear under this heading, but are included under "Short term investments" in the balance sheet in an amount of € 954.2 million.
This item does however include certain borrowings considered to be cash equivalents.

Consolidated companies

A - Companies consolidated by the full consolidation method(*)

Company	Head Office	N° Siren	% holding	% control(1)
Anglo Overseas Finance (India) Private Ltd	INDIA		99,99	
Areca & Cie	FRANCE	784 787 517	100,00	
Austrabelle Pty Ltd	AUSTRALIA		100,00	
Avenamite Sa	SPAIN		100,00	
Beautycos International Co Ltd	CHINA		100,00	
Bel	URUGUAY		100,00	
Belcos	JAPAN		100,00	
Belocap Productos Capilares Ltda	BRAZIL		99,50	
Biotherm	MONACO	56 S 00206	99,80	
Biotherm Distribution & Cie	FRANCE	552 127 458	100,00	
Caribel Fragrances Inc.	PUERTO RICO		100,00	
Carson Holdings Ltd	SOUTH AFRICA		100,00	
Carson Products West Africa Ltd	GHANA		100,00	
Centrex	FRANCE	728 201 898	100,00	
Ceslor S.R.O	CZECH REPUBLIC		100,00	
Chimex	FRANCE	548 201 490	100,00	
Cobelsa Cosmeticos S.A.	SPAIN		100,00	
Colainaf	MOROCCO		99,99	
Compania Peruana de Cosmeticos	PERU		100,00	
Consortium General de Publicité	FRANCE	552 089 690	99,69	
Cosbel S.A. de CV	MEXICO		100,00	
Cosmelor	JAPAN		100,00	
Cosmephil Holdings Corporation	PHILIPPINES		100,00	
Cosmetica Activa Portugal Ltda	PORTUGAL		100,00	
Cosmetil	MOROCCO		49,79	99,99
Cosmetique Active Belgilux	BELGIUM		100,00	
Cosmetique Active Deutschland	GERMANY		100,00	
Cosmétique Active France	FRANCE	325 202 711	99,99	
Cosmetique Active Espana	SPAIN		100,00	
Cosmetique Active International	FRANCE	350 760 559	100,00	
Cosmetique Active Ireland	IRELAND		100,00	
Cosmetique Active Italia	ITALIA		100,00	
Cosmetique Active Nederland	NETHERLANDS		100,00	
Cosmetique Active Osterreich Gmbh	AUSTRIA		100,00	
Cosmetique Active Suisse	SWITZERLAND		100,00	
Cosmétique France AB	SWEDEN		100,00	
Cospar S.A.	FRANCE	742 005 200	100,00	
Dr Pfalz	GERMANY		100,00	
Episkin	FRANCE	412 127 565	100,00	
Erwiton S.A.	URUGUAY		100,00	
Fapagau et Cie	FRANCE	318 247 285	100,00	
Faprogi	FRANCE	393 461 454	100,00	
Finval	FRANCE	341 643 781	100,00	
Frabel	MEXICO		100,00	
France Beauté Aktiebolag	SWEDEN		100,00	

Company	Head Office	N° Siren	% holding	% control[1]
French Cosmetics UK Limited	UNITED KINGDOM		100,00	
Gemey Paris New-York	FRANCE	339 381 584	100,00	
Geral Inc.	UNITED STATES		100,00	
Goldys International	FRANCE	337 844 914	100,00	
Groupement Plessis Mornay	FRANCE	907 060 016	88,10	
Haarkos Parfumeriewaren Und Kosmetika	AUSTRIA		100,00	
Holdial	FRANCE	324 084 698	100,00	
Helena Rubinstein	FRANCE	542 033 485	100,00	
Helena Rubinstein Italia SPA	ITALIA		100,00	
L'Oréal Hup Gmbh & Co Kg	GERMANY		100,00	
Interbeauty Cosmetics Ltd	ISRAEL		92,97	
Jeanne Lanvin	FRANCE	612 048 629	100,00	
Jeanne Lanvin Gmbh	GERMANY		100,00	
Kosmepol Sp Z.O.O	POLAND		100,00	
L & J Re	FRANCE	413 178 740	100,00	
Laboratoires Garnier & Cie	FRANCE	572 186 047	100,00	
Laboratoires Garnier Paris	FRANCE	339 419 962	100,00	
Lai Mei Cosmetics International Trading Cy Ltd	CHINA		100,00	
Lancarome A/S	DENMARK		100,00	
Lancôme Institut et Cie	FRANCE	332 111 848	100,00	
Lancôme Parfums & Beauté & Cie	FRANCE	302 387 196	100,00	
Lancos	JAPAN		100,00	
Lanvin Hong-Kong Ltd	HONG-KONG		70,00	
Lanvin Inc.	UNITED STATES		100,00	
Lanvin Japan Kk	JAPAN		100,00	
Lanvin Monte Carlo	MONACO	88 S02 413	99,60	
Lanvin Siam Limited	THAILANDE		49,00	100,00
Lanvin Taiwan Limited	TAIWAN		70,00	
Lanvin Trading Ltd	HONG-KONG		100,00	
La Roche-Posay Dermato-Cosmétique	FRANCE	410 336 127	99,96	
La Roche-Posay Laboratoire Pharmaceutique	FRANCE	306 688 714	99,96	
Lab. Pharm. de la Roche-Posay Italia	ITALIA		100,00	
Lascad	FRANCE	319 472 775	100,00	
Lavicosmetica Cosmétique Active Hellas	GREECE		51,00	
Le Café-Bleu SARL	FRANCE	398 763 607	100,00	
Lehoux et Jacque	FRANCE	572 072 544	99,40	
L.I.D.V	FRANCE	975 620 675	100,00	
Lorcos Kosmetica D.O.O	SLOVENIA		100,00	
L'Oréal Magyarorszag Kozmetikai Kft	HUNGARY		100,00	
L'Oréal Argentina S.A.I.C	ARGENTINA		100,00	
L'Oréal Australia	AUSTRALIA		100,00	
L'Oréal Belgilux	BELGIUM		99,99	
L'Oréal Canada Inc.	CANADA		100,00	
L'Oréal Chile S.A.	CHILE		100,00	
L'Oréal China Co Ltd	CHINA		100,00	
L'Oréal Colombia SA	COLOMBIA		100,00	
L'Oréal Danmark A/S	DENMARK		100,00	
L'Oréal Deutschland Gmbh	GERMANY		100,00	
L'Oréal Division Productos de Lujo S.A.	SPAIN		100,00	

Company	Head Office	N° Siren	% holding	% control[1]
L'Oréal Division Productos Gran Publico S.A.	SPAIN		100,00	
L'Oréal Division Productos Profesionales S.A.	SPAIN		100,00	
L'Oréal Espana S.A.	SPAIN		100,00	
L'Oréal Finland OY	FINLANDE		100,00	
L'Oréal Guatemala	GUATEMALA		100,00	
L'Oréal Hellas S.A.	GREECE		100,00	
L'Oréal Hong-Kong Limited	HONG-KONG		100,00	
L'Oréal H.U.P. Beteiligungs Gmbh	GERMANY		100,00	
L'Oréal H.U.P. Gmbh & Co Kg	GERMANY		100,00	
L'Oréal USA Inc.	UNITED STATES		100,00	
L'Oréal India Ltd	INDIA		100,00	
L'Oréal Indonesia	INDONESIA		100,00	
L'Oréal Investments Bv	NETHERLANDS		100,00	
L'Oréal Italia Spa	ITALIA		100,00	
L'Oréal Japan Ltd	JAPAN		100,00	
L'Oréal Korea	KOREA		100,00	
L'Oréal Latvia	LATVIA		100,00	
L'Oréal Liban	LEBANON		75,17	
L'Oréal Libramont	BELGIUM		99,99	
L'Oréal Malaysia	MALAYSIA		97,50	
L'Oréal Maroc	MOROCCO		49,98	99,99
L'Oréal Mexico S.A. DE CV	MEXICO		100,00	
L'Oréal Middle East Fze	ARAB EMIRATES		100,00	
L'Oréal Nederland BV	NETHERLANDS		100,00	
L'Oréal New Zealand	NEW ZEALAND		100,00	
L'Oréal Norge A/S	NORWAY		100,00	
L'Oréal Parfums et Beauté	FRANCE	309 064 947	100,00	
L'Oréal Parfums et Beauté France	FRANCE	314 428 186	100,00	
L'Oréal Peru S.A.	PERU		100,00	
L'Oréal Philippines	PHILIPPINES		100,00	
L'Oréal Polska sp Z.O.O	POLAND		100,00	
L'Oréal Portugal	PORTUGAL		100,00	
L'Oréal Produktion Deutschland Beteiligung Gmbh	GERMANY		100,00	
L'Oréal Produktion Deutschland Gmbh & Co Kg	GERMANY		100,00	
L'Oréal Romania	ROMANIA		100,00	
L'Oréal Saipo Industriale Spa	ITALIA		100,00	
L'Oréal Saipo Spa	ITALIA		100,00	
L'Oréal Services Centre de Coordination S.A.	BELGIUM		99,99	
L'Oréal Singapore Pte Ltd	SINGAPORE		100,00	
L'Oréal South Africa (PTY) Ltd	SOUTH AFRICA		100,00	
L'Oréal Suisse S.A.	SWITZERLAND		100,00	
L'Oréal Sverige AB	SWEDEN		100,00	
L'Oréal Taïwan Co. Ltd	TAIWAN		100,00	
L'Oréal Thailand Ltd	THAILAND		100,00	
L'Oréal Turkiye	TURKEY		100,00	
L'Oréal Uk Ltd	UNITED KINGDOM		100,00	
L'Oréal Uruguay S.A.	URUGUAY		100,00	
L'Oréal Venezuela C.A.	VENEZUELA		100,00	
Marigny Manufacturing Australia Pty Ltd	AUSTRALIA		100,00	
Maybelline Ltd	HONG-KONG		100,00	

Company	Head Office	N° Siren	% holding	% control[1]
Maybelline Kk	JAPAN		92,92	
Maybelline Suzhou Cosmetics Ltd	CHINA		100,00	
Naderman	FRANCE	409 791 498	100,00	
Nihon l'Oréal Kk	JAPAN		92,92	
Ormes Bel Air	FRANCE	329 744 809	99,40	
Parbel of Florida Inc.	UNITED STATES		100,00	
Par-Bleue	FRANCE	394 015 812	100,00	
Parfums Paloma Picasso & Cie	FRANCE	333 006 252	100,00	
Parcofrance Kosmetika Handelsgesellschaft	AUSTRIA		100,00	
Parfums & Beauté Belgilux	BELGIUM		100,00	
Parfums & Beauté Deutschland Gmbh	GERMANY		100,00	
Parfums & Beauté Hellas	GREECE		100,00	
Parfums & Beauté Italia	ITALIA		100,00	
Parfums & Beauté Malaysia	MALAYSIA		100,00	
Parfums & Beauté Nederland BV	NETHERLANDS		100,00	
Parfums & Beauté Suisse S.A.	SWITZERLAND		100,00	
Parfums Cacharel et Cie	FRANCE	321 422 172	100,00	
Parfums Guy Laroche	FRANCE	304 504 574	100,00	
Parfums Ralph Lauren	FRANCE	334 121 415	100,00	
Parlanvin	FRANCE	381 480 060	100,00	
Parmaco S.A.I.C YF	ARGENTINA		100,00	
Parmobel Limited	ARAB EMIRATES		75,00	
Prestige & Collections International	FRANCE	334 171 113	100,00	
Procosa - Productos de Beleza S.A.	BRAZIL		100,00	
Productora Albesa S.A.	SPAIN		100,00	
Productos Capilares L'Oréal S.A.	SPAIN		100,00	
Productos de Cosmetica Selectiva Lda	PORTUGAL		100,00	
Redken Laboratories Gmbh	GERMANY		100,00	
Regefi	FRANCE	592 065 239	100,00	
Rusbel	RUSSIA		100,00	
Scental	HONG-KONG		100,00	
Selective Beauté International et Cie	FRANCE	333 314 722	100,00	
Siampar Limited	THAILAND		100,00	
Sicos et Cie	FRANCE	687 020 214	100,00	
Sincos Pte Ltd	SINGAPORE		100,00	
Slovlor S.R.O	SLOVAKIA		100,00	
Société Civile Immobilière Socinay	FRANCE		100,00	
Société de Développement Artistique	FRANCE	417 893 112	100,00	
Sofamo	MONACO	58 S 00670	99,97	
Sofy	FRANCE	305 949 034	99,99	
Soprocos	FRANCE	586 680 092	100,00	
Soprogem	FRANCE	382 460 392	100,00	
Soproréal	FRANCE	383 069 663	100,00	
Sparlys	FRANCE	652 054 065	99,99	
Swan Beauties Pvt Ltd	INDIA		99,99	
Venprobel	VENEZUELA		100,00	
Yasulor Indonesia	INDONESIA		100,00	

* In application of the requirements of article D248-12 of French company law, it is hereby stated that some of the details laid out above are incomplete.
[1] Equivalent to the percentage holding except where otherwise indicated.

B - Companies consolidated by the proportional method

Company	Head Office	N° Siren	% holding	% control[3]
Beauté Créateurs	FRANCE	475 682 068	49,99[1]	50,00
Cosimar Japon Kk	JAPAN		49,99[1]	50,00
Galderma South Africa	SOUTH AFRICA		50,00[2]	
Galderma Argentina S.A.	ARGENTINA		50,00[2]	
Galderma Australia Pty Ltd	AUSTRALIA		50,00[2]	
Galderma Belgilux N.V.	BELGIUM		50,00[2]	
Galderma Brasil Limitada	BRAZIL		50,00[2]	
Galderma Canada Inc.	CANADA		50,00[2]	
Galderma Colombia S.A.	COLOMBIA		50,00[2]	
Galderma Hong-Kong	HONG-KONG		50,00[2]	
Galderma India Private Ltd	INDIA		37,00[2]	50,00
Galderma Italia S.P.A	ITALIA		50,00[2]	
Galderma Korea Ltd	SOUTH KOREA		50,00[2]	
Galderma Kk Japon	JAPAN		50,00[2]	
Galderma Laboratories Inc	UNITED STATES		49,00[2]	50,00
Galderma Laboratorium Gmbh	GERMANY		50,00[2]	
Galderma Laboratories South Africa Pty Ltd	SOUTH AFRICA		50,00[2]	
Galderma Mexico S.A. de Cv	MEXICO		50,00[2]	
Galderma Pharma S.A.	SWITZERLAND		50,00[2]	
Galderma Philippines Inc.	PHILIPPINES		50,00[2]	
Galderma Production Canada Inc.	CANADA		50,00[2]	
Galderma Research & Development	FRANCE	317 099 679	50,00[2]	
Galderma Research and Development Inc.	UNITED STATES		50,00[2]	
Galderma Svenska AB	SWEDEN		50,00[2]	
Galderma S.A.	SWITZERLAND		50,00[2]	
Galderma Uk Ltd	UNITED KINGDOM		50,00[2]	
Galderma Uruguay	URUGUAY		50,00[2]	
Laboratorios Galderma S.A.	SPAIN		50,00[2]	
Laboratoires Galderma S.A.	FRANCE	325 186 617	50,00[2]	
Laboratorios Galderma Chile Limitada	CHILE		50,00[2]	
Laboratorios Galderma Venezuela S.A.	VENEZUELA		50,00[2]	
Le Club des Créateurs de Beauté	BELGIUM		50,00[1]	
Le Club des Créateurs Beauté UK	UNITED KINGDOM		50,00[1]	
Le Club des Créateurs Beauté U.S.A	UNITED STATES		50,00[1]	
Le Club des Créateurs Cosmetic Versand Verwaltungs Gmbh	GERMANY		50,00[1]	
Le Club des Créateurs Cosmetic Versand Gmbh and Co Kg	GERMANY		50,00[1]	

[1] Companies owned jointly with the 3 Suisses.
[2] Companies owned jointly with Nestlé.
[3] Equivalent to the percentage holding except where otherwise indicated.

C - Companies consolidated by the equity method

Company	Head Office	N° Siren	% holding	% control[2]
Cash-Edi	FRANCE	383 951 795	49,00[1]	
Club des Créateurs de Beauté K.k.	JAPAN		20,00	
Interedi	FRANCE	300 071 115	24,50[1]	
Marie Claire Album	FRANCE	552 062 770	48,98[1]	
Sanofi-Synthélabo	FRANCE	395 030 844	19,56	26,35

[1] Companies controlled by Marie Claire Album.
[2] Equivalent to the percentage holding except where otherwise indicated.

Auditors' Report

on the consolidated financial statements

Year ended : 31st December, 2000

(This is a free translation of the original French text for information purposes only)

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of the group established in Euros for the year ended 31st December, 2000.

The consolidated financial statements have been approved by the Board of directors. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at 31st December, 2000, and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also performed the procedures required by law on the Group financial information given in the report of the Board of Directors. We have no comment to make as to the fair presentation of this information nor its consistency with the consolidated financial statements.

Paris, 29th March, 2001

Statutory Auditors

Pierre Coll

Patrice de Maistre



http://www.loreal.com
http://www.loreal-finance.com

L'ORÉAL

Incorporated in France as a "Société anonyme"
with registered capital of €135,212,432.
R.C. Paris B 632 012 100

Headquarters:
41 rue Martre
92117 Clichy - France
Tel.: +33 1 47 56 70 00
Fax: +33 1 47 56 80 02

Registered Office:
14 rue Royale
75008 Paris - France

3

Management Report of the Board of Directors, Financial Statements of the L'Oréal S.A. parent company, and additional information



L'ORÉAL S.A.

2000

Annual General Meeting of 29th May 2001

Financial Year 2000

Contents

The L'Oréal Annual Report comprises three separate documents:
1) a general brochure;

2) the consolidated financial statements available to the financial community on Thursday 5th April 2001;

3) the Management Report and the L'Oréal S.A. parent company financial statements plus additional information as required by law, available two weeks prior to the Annual General Meeting convened for Tuesday 29th May 2001.

Management Report
of the Board of Directors for 2000

Ladies and Gentlemen,

In this report, your Board of Directors wishes to set out the main points and give its view concerning the management and growth of your company in 2000.

The press releases issued on the publication of the preliminary financial statements on 22nd February 2001, and on the publication of the certified final financial statements prepared by the Board on 28th March 2001, have given you some indication of the high quality of the results achieved by L'Oréal in 2000. It is now the task of the Board of Directors, to complement the detailed information provided in the first two volumes of this Reference Document which have been submitted to it and which have been approved, to discuss the highlights of the year and present its view of the main prospects for the group.

Steady, dynamic and strong organic growth

2000 consolidated pre-tax sales totalled € 12.7 billion, an increase of 17.9% compared with published figures for 1999. Currency effects had a positive impact of 7.4%, with the dollar, the pound sterling and the yen strengthening against the euro. A large proportion (29%) of our total sales are in U.S. dollars, and the dollar rose 15.2% against the euro. The pound sterling accounts for 4.9% of our sales, and it strengthened by 7.8%. The yen continued to strengthen (by 19.8%) in a country which is very important for the group, and represents 3.3% of sales. Excluding currency effects, consolidated sales grew by 10.5%.

The impact of changes in the scope of consolidation was 2.1%, resulting from the consolidation, mainly in the second half, of strategic acquisitions in North America (Carson, Matrix and Kiehl's) and to a lesser extent of local acquisitions (Laboratoires Miss Ylang in Argentina and Respons in Scandinavia).

On a like-for-like basis (i.e. excluding the currency effect and the change in the scope of consolidation), consolidated sales growth amounted to 8.4%.

In 2000, consolidated sales can be divided between two major sectors of activity, Cosmetics and Dermatology. Growth in published sales was very rapid in Cosmetics (17.5%) and remains high in Dermatology (32.2%). The Dermatology activity is carried out by a number of companies through a 50/50 joint venture between L'Oréal and Nestlé under the Galderma brand.

Last year, Cosmetics consolidated sales were divided between the main geographical zones as follows: 50.6% for Western Europe, 30.3% for North America and 19.1% for the Rest of the World. Almost half of sales are now made outside Western Europe, compared with 44% in 1999.

A strategy based on market share gains in targeted segments with leading brands

In the Cosmetics divisions, the group's brands have successfully launched a large number of star products including Water Shine lipstick and Full n'Soft mascara from Maybelline, the Age Perfect skincare lines from L'Oréal Paris, the Fructis Style line of styling products from Laboratoires Garnier, the Maji. Contrast colourant line from L'Oréal Professionnel, the fragrances Ralph by Ralph Lauren and Miracle by Lancôme, and the skincare products Vinéfit from Lancôme and Nutrilogie from Vichy. A make-up line under the Giorgio Armani brand has also been launched.

Furthermore, the group has continued the rapid internationalisation of its core brands, which have achieved breakthroughs in several markets (the figures below are based on published data):

- In Japan, the third largest cosmetics market in the world, the group's sales increased 46%, boosted by the success of Maybelline, which, at the end of last year, became the most popular make-up brand in Japan for all categories combined.
- In North America, sales advanced by 31.4%, with a particularly strong performance in the United States, where the group's sales topped the 3 billion dollar mark for the first time.

- Finally, the group achieved spectacular success on many markets, such as Korea (up 70%), Poland (41%), Russia (47%), Turkey (28%) and Brazil (44%).

Changes in accounting principles

Following the application from 1st January 2000 onwards of Regulation CRC 99-02, the group has changed its accounting policy with regard to deferred tax, the recording of finance leases and the classification of employee profit-sharing. The application of the new principles has a slightly negative impact on operating profit (but no impact on net profit). 1999 operating profit growth based on published figures was 12.1%, compared with 11.8% using the new principles. This is largely because employee profit sharing is now recorded as personnel costs (€ 29.7 million in 1999 and € 33.7 million in 2000) and because exceptional operating expense and income are now recorded under operating expense and income. The application of Regulation CRC 99-02 has also resulted in an increase of €171.9 million in consolidated shareholders' equity, with €166.8 million resulting from deferred tax and € 5.1 million from finance leases.

Continuation of strong earnings growth

Adjusted operating profit (i.e. including exchange gains and losses) advanced 20.4% to € 1,481.3 million, and represents 11.7% of consolidated sales, compared with 11.4% in 1999. In Cosmetics, operating profit grew 19.3% while sales increased 17.5%. The ratio of adjusted operating profit to cosmetics sales has thus increased from 11.4% in 1999 to 11.6% in 2000.

The increase in adjusted operating profit in Dermatology was 45.2%, while sales grew 32.2%. The operating margin of this second division thus rose from 19.9% in 1999 to 21.8 % in 2000.

The tax charge increased by 14%, but as a percentage of the pre-tax profit of the fully consolidated companies it declined from 38.1% in 1999 to 37% in 2000. The net profit before capital gains and losses and minority interests of the fully consolidated companies increased by 19.7% from € 697 million to € 833 million in 2000.

The group's share of net profits of equity affiliates amounted to € 200 million. The contribution of Sanofi-Synthelabo to consolidated profit was €187.1 million, an increase of 45.7%, reflecting the success of the operations-pooling agreement in 1999 with the group Total Fina Elf.

The total net profit before capital gains and losses and after minority interests, used as the basis for calculating earnings per share, was € 1,027.8 million, up by 24.2%.

Finally, the group's cash flow was € 1,295 million in 2000, compared with € 984 million in 1999, an increase of 31.6%.

The results of L'Oréal in 2000 can once again be put down to the ability of its research teams to offer innovative products, to the potential of the brands to raise their profile and increase their market share, to the vigour with which the operating divisions develop and promote the brands, and to the quality of the teams which set them up in new countries or strengthen their positions in countries in which they are already present.

The power of innovation in a changing world

L'Oréal's research arm is now international, with laboratories on three continents: in Europe, the United States and Asia. Test centres have also been set up in many countries, enabling a better understanding of local consumer preferences. Substantial new prospects are being opened up through better identification of specific local requirements, ensuring a closer relationship with consumers with an increasingly global outlook, eager for innovative new products.

This market-focussed approach reflects not only the group's ability to create decentralised sites, but also its determination to offer local researchers the possibility of applying both their scientific expertise and their market knowledge while drawing on the resources provided by a major multinational company.

Your Board of Directors notes that the number of employees in L'Oréal's research division again increased in 2000, while the corresponding costs increased in line with published sales, and were again equivalent to 3% of consolidated sales.

This is a strong guarantee of prospects for the future, which have also been strengthened by the registration of over 400 new patents in 2000.

New developments in niche segments: *The momentum of new acquisitions in 2000*

Carson

In 2000 L'Oréal USA acquired 100% of the shares of Carson Inc. – based in Savannah, Georgia – the world leader in cosmetics products for black consumers. Carson sells its products in the United States and in more than 60 countries around the world under the leading brand names Dark & Lovely, Gentle Treatment, Magic Shave and Ultra Sheen. Approximately 25 percent of its sales are generated in Africa, where it holds a leading position in hair care products for black consumers. Carson employs 1,000 people worldwide.

In the view of Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer of your group: *"Carson gives L'Oréal an exceptional opportunity to build further on the significant progress achieved in the ethnic beauty market, following the acquisition of Soft Sheen in 1998. This acquisition is a further strategic step to enhance the group's position in ethnic categories both in the United States and on a global basis and notably in the African region where it will offer new and exciting growth opportunities."*

In international terms, Carson's activity in South Africa provides L'Oréal with a platform for expanding sales of its products for black people throughout the continent.

Matrix Essentials

L'Oréal and the Bristol-Myers Squibb group signed an agreement in 2000 concerning the acquisition by L'Oréal of the company Matrix Essentials.

Matrix is the leading manufacturer of haircare products for the professional salon industry in North America. It manufactures and markets shampoo, colourant, styling and hair care products sold exclusively through beauty salons. Its product line includes several popular brands, such as Biolage, SoColor, Opticurl and Amplify, which are distributed in 80,000 hair salons in the United States. In 1999, Matrix achieved sales of $ 342 million, of which 90% were in North America, where it has about 900 employees. Its products are also distributed in Europe, primarily in Italy, the United Kingdom and Scandinavia, as well as in Australia.

"Matrix has an outstanding reputation among hairdressers," said Mr Guy Peyrelongue, President and CEO of L'Oréal USA. *"This acquisition will enable the group to become number one on the American market for salon products, where it already enjoy great success with its brands Redken, L'Oréal Professionnel and Kérastase."*

According to Mr Lindsay Owen-Jones: *"With the acquisition of Matrix, the group will very significantly strengthen the world leadership of the Professional Products Division. This outstanding brand, already sold in some countries outside the United States, should achieve very rapid international expansion. It will enable L'Oréal to further boost its positions in hair care products, one of the group's core businesses."*

Kiehl's

L'Oréal and Kiehl's have signed an agreement for the acquisition of Kiehl's through L'Oréal's American subsidiary. Founded some 150 years ago, Kiehl's is a family-owned cosmetics company renowned for the technical excellence of its products and the quality of the personalised service it provides for consumers.

Founded in 1851 as an apothecary business in New York City, Kiehl's has established a unique reputation in the luxury cosmetics segment.

"L'Oréal is the perfect vehicle for accomplishing Kiehl's goals," said the President of Kiehl's. *"After years of growth, Kiehl's is ready for another phase of expansion. L'Oréal's commitment to quality and excellence reflects our own philosophy. This partnership will allow us to retain the core values and spirit upon which Kiehl's was built while utilizing L'Oréal's extraordinary technology and resources to improve upon and expand our own product line. We are excited to work together with the L'Oréal team to help Kiehl's realize this vision."*

According to Mr Gilles Weil, Vice-President in charge of L'Oréal's Luxury Products Division: *"We are very pleased to welcome Kiehl's within our Luxury Products Division; its distinctive approach to the market perfectly complements that of our own luxury brands. Kiehl's has exceptional potential for development in the United States and worldwide."*

By harnessing the power of relationship marketing and sampling, Kiehl's has created a deeply loyal following for its prestige hair and skin care products. This business model and the leadership of the Heideggers have combined to produce a thriving company, whose sales in 2000 amounted to some $ 40 million.

Shu Uemura

Under the agreement signed by L'Oréal and Mr Shu Uemura, the group's Japanese subsidiary Nihon L'Oréal took a 35% equity stake in the company Shu Uemura at the end of december 2000. At the start of 2001, the group took over the international activities of the Shu Uemura company, including the rights to the brand outside Japan. In view of the short time available for harmonising the accounting principles with those specified of L'Oréal, it was not possible to include the company in the consolidation as of 31st December 2000. It will therefore be consolidated from 1st January 2001 onwards.

For Shu Uemura, this new agreement fulfils two objectives: on the one hand gaining access to L'Oréal's resources to reinforce its already strong positions in Japan and on the other to be able to rely on the L'Oréal group's research and marketing strength and its world-wide network to establish it among the world's leading cosmetic brands.

For L'Oréal, this agreement will further strengthen its growing position in Japan, particularly in selective retailing, and provide it with a modern, highly creative brand in its global portfolio, its first from Japan.

Shu Uemura Cosmetics, which carries the name of its founder, a pioneer not only in the art of make-up, but also in the development of advanced skin cleansing and treatment products, has become one of the most celebrated cosmetics brands in Japan. It is sold through more than 90 department store counters and its own boutiques.

Outside Japan, it is already sold in 25 countries through about 100 department stores or exclusive boutiques, with 75% of these overseas sales coming in South-East Asia.

Shu Uemura will remain an authentic Japanese brand, with its international development being conceived and piloted from Tokyo. Like the American brands acquired by L'Oréal, which have retained their identity, the Shu Uemura brand will continue to embody a specifically Japanese style, with Tokyo becoming the third centre of group creativity alongside Paris and New York.

Other significant events worldwide

Your group has strengthened its positions in many regions of the world.

Eastern Europe

In Poland, the Czech Republic, Slovakia, Latvia and Romania, L'Oréal has taken over the distribution of Luxury Products Division brands previously handled by local agents.

Scandinavia

In December 2000, L'Oréal acquired the hair care product brand "Respons" from Colgate Palmolive. Launched in Northern Europe in 1985, Respons is recognized as one of the top three hair care brands in Scandinavia, where it makes three quarters of its sales. Respons annual net sales in 1999 were about € 11 million. The product range includes shampoos and conditioners, of which the most well known are Volume Care, Daily Care, Repair Care and Extra Care.

L'Oréal already has a strong foothold in the Scandinavian hair care market, via Elsève by L'Oréal Paris and Fructis by Laboratoires Garnier. *"The group's positions have been reinforced through this acquisition, which perfectly rounds off Laboratoires Garnier's product catalogue,"* declared Franklin Berrebi, General Manager of L'Oréal's Europe region. *"L'Oréal is already a leader on the Danish market; it has now therefore obtained a significant position on the Swedish hair care market, opening up rapid growth prospects in Norway and Finland"*. The brand has been taken over by the Laboratoires Garnier teams with no additional structural costs, enhancing the group's profitability in Scandinavia.

Switzerland

L'Oréal has acquired a minority interest (5%) in the Swiss-registered company CPGmarket.com. L'Oréal is thus moving into Internet-based purchasing and e-procurement by joining forces with a European marketplace.

CPGmarket.com has been created by major European consumer products companies with the aim of developing and operating an Internet procurement site. For L'Oréal, this agreement will mean substantial industrial and administrative cost savings in the areas of administrative processing, the awarding of contracts and purchasing logistics.

"Through this commitment in e-procurement, L'Oréal confirms its intention to continually improve its purchasing performance, stock management and logistics chain management", pointed out Marcel Lafforgue, Vice-President in charge of Production and Technology. *"Our equity participation in CPGmarket.com also indicates our desire to be involved in the development of this company and to help define its strategy."*

Latin America

At the start of 2000, L'Oréal's Argentinian subsidiary acquired Laboratories Ylang SA, number one in Argentina for mass-market make-up, for € 37.5 million. Founded in Buenos Aires in 1939, Laboratories Ylang SA has an excellent image built on the quality and accessibility of its products. Sold through mass-market outlets and through perfume boutiques and pharmacies, Miss Ylang products are available in 10,000 points of sale throughout Argentina.

China

The Beautycos International Co. Ltd. plant is now wholly owned by L'Oréal S.A., which bought out the remaining share held by the former Chinese associate. Your company carried out the capital increases essential to enable the necessary capital expenditures following the plant start-up.

As regards the distribution activity of Maybelline Suzhou, and in view of the substantial financing requirement of this subsidiary, L'Oréal has decided to convert debtors bought from L'Oréal Hong Kong into shareholders' current accounts.

Japan

L'Oréal has confirmed its presence by supporting the development of its subsidiary Nihon L'Oréal KK. Following capital increases, your company now owns 92.93% of its subsidiary.

The impact of communicating through new technologies, realising the benefits of the Internet

The group has gained further momentum through the deployment of the Internet in two main areas: institutional information about the group and its main brands, with loreal.com and the individual brand sites, and financial information with loreal-finance.com. Since 1997, L'Oréal has constantly been taking initiatives in this field, to bring its brands closer to consumers, usually through personalised and continuously updated information. Online sales are now a reality in the United States, harmoniously complementing conventional retailing.

The Internet is also used to create closer links between L'Oréal and various professional groups and scientific circles, and to make contact with potential future group employees, and indeed with everyone who wants to find out about the company wherever they are located, with access to online communication.

Striving for excellence, while respecting the men and women who have made the company what it is today

"Innovative spirit, research, creativity, solidarity between the teams building the group, and a taste for adventure form an integral part of a heritage shared by all group employees throughout the world. And so does passionate commitment" (Mr Lindsay Owen-Jones). These efforts are being made in all four corners of the world in a spirit of genuine enthusiasm. And as already stressed, L'Oréal's very long scientific experience in all its businesses provides an innovative force

which is both powerful and motivating. This innovation forms the basis for the performance, quality and reputation of L'Oréal products throughout the world.

Your group is constantly taking new initiatives to recruit the talents it will need tomorrow. The aim is to raise the profile of the company, to convince potential young employees throughout the world to join us, and to provide training for those taking on additional operational responsibilities. Training centres have been set up in distant countries to make local teams more cohesive. Online competitions on the Internet can be used to put students in touch with the everyday realities of company life. This all helps to ensure better integration of those who have a "taste for adventure and commitment".

The prospect of new challenges in 2001

It has been clearly shown above that L'Oréal has many strengths which make its prospects for future years very promising. Major technological innovations, the good geographical balance in the group's operations, strengthened in 2000 by carefully targeted acquisitions, and the commitment of its international teams, together with continuing steady growth in the cosmetics market worldwide enable the group to consider the future with optimism. This is the view held by the Board of Directors as it completes its Management Report. The consistency with which economic and financial targets are being achieved is another good reason to be confident: barring any external event which could hamper its development, L'Oréal may expect to continue moving forward while funding research, innovation and communication, and of course new projects.

In March 2001, L'Oréal sold all its interests in Groupe Marie-Claire to Holding Evelyne Prouvost, in which the majority control is held by Mrs Evelyne Prouvost and her family, who have announced their plan to link up with Hachette Filipacchi Medias. This disposal will result in a substantial capital gain.

2001 is also the year of the definitive changeover to the euro. The Audit Committee of your Board of Directors has noted the way in which the group's accounting structures are currently converting their databases from French francs to euros. The initial results are fully satisfactory and the programme is running to schedule.

A provision of € 8 million was made in the financial statements as of 31st December 2000, to cover the costs of this major operation.

A board of directors which always acts in the general interest of the group

Expiry of a director's term of office in 2000 and appointment of a new director

The term of office of Mr Helmut Maucher expired at the Annual General Meeting of 30th May 2000 called to approve the financial statements of 1999. Mr Maucher had notified the Board of Directors that he did not wish his term of office to be renewed.

The Board of Directors decided to propose to the Annual General Meeting the appointment of a new director, Mr Rainer E. Gut, a Swiss citizen who is 68 years old. Mr Gut is Chairman of the Board of Directors of Nestlé S.A. (Switzerland).

The Annual General Meeting of L'Oréal accordingly appointed Mr Rainer E. Gut to the directorship for a period of four years expiring at the Annual General Meeting to be held in 2004 to examine the financial statements for the year ending 31st December, 2003.

Resignation of a director in 2000 and ratification of appointment of a new director

At the meeting held on 23rd February 2000, Mr Owen-Jones, Chairman, informed the members of the Board of Directors of the resignation of Mr Pascal Castres Saint Martin from his directorship. The Chairman pointed out that if any directorships became vacant, even if the number of directors in office does not fall below the statutory or legal minimum level, the Board is allowed to make provisional appointments.

He brought attention to the fact that, following the resignation as director of L'Oréal of Mr Pascal Castres Saint Martin by letter dated 12th February 2000, with immediate effect, one directorship was vacant. Although this vacancy did not reduce the number of directors to a level below the statutory or legal minimum, it was clearly in the interest of the company to appoint

Mr Michel Somnolet to replace Mr Castres Saint Martin. After deliberating, the Board accordingly provisionally appointed Mr Michel Somnolet as director to replace Mr Castres Saint Martin.

This appointment was subjected to ratification by the Annual General Meeting held on 30th May 2000 which approved the decision. Mr Michel Somnolet will carry out his duties for the remainder of his predecessor's scheduled period of office, that is up to the end of the Annual General Meeting to be held in 2002 to approve the financial statements of the year ending 31st December 2001.

Mr Michel Somnolet is also carrying out his duties as Vice-President in charge of Administration and Finance, a position which he took up on 1st January 2000 to replace Mr Pascal Castres Saint Martin, who decided to retire on 31st December 1999.

Director's terms of office for renewal in 2001

The terms of office as director of Mrs Liliane Bettencourt Meyers, Mr Peter Brabeck-Letmathe, Mr François Dalle and Mr Jean-Pierre Meyers expire at the end of this Annual General Meeting. You are requested to renew the terms of office for a further statutory period of 4 years, expiring at the Ordinary General Meeting to be held in 2005, to approve the financial statements of 2004.

Mr Guy Landon, whose term of office as director also expires at the Annual General Meeting to be held in May 2001, does not wish to request its renewal. The Board of Directors expressed its sincere thanks to Mr Landon for his outstanding contribution to the expansion of your company, both by recruiting talented individuals and developing professional and personal development training. During a career with L'Oréal spanning the years 1953 to 1994, he held the positions of Vice-President in charge of Human Resources and Group Executive Vice-President from 1991 to 1994. Mr Landon had been a director since 1989.

Appointment of a new substitute statutory auditor

Following the resignation of Mr Patrice de Maistre, he is replaced as Statutory Auditor by his Substitute Mr Étienne Jacquemin.

It is proposed to the Annual General Meeting that Mr Jean-Paul Picard should be appointed Substitute Statutory Auditor to replace Mr Jacquemin.
The terms of office of Mr Jacquemin and Mr Picard will expire at the end of the Ordinary General Meeting to be held in 2003 to review the financial statements of 2002.

Modus operandi of the boards of directors

The Board of Directors met five times in 2000 under the chairmanship of Mr Owen-Jones. The directors found, as stated earlier in the first volume of this Reference Document, that the organisation and work of the Board were indeed in line with Corporate Governance recommendations. The directors each hold at least one thousand shares in the company.

Mr Owen-Jones emphasised the vital role played by the work of the different Committees. He also proposed to the members of the Board of Directors that the length of meetings should be extended to achieve a better balance between the time spent on decisions relating to regulations, and the time spent on issues relating to the activities of your group.

The task of the Audit Committee is to study the existing audit procedures, making sure that they are necessary and adequate, are properly applied, and fully protect the company's assets. This duty was carried out in five meetings of the committee in 2000, and was continued at the start of 2001 at a meeting with the Internal Audit Division and the Statutory Auditors.

While preserving the collegiate basis of the decisions of the Board of Directors concerning the financial statements themselves, the Audit Committee's aim is to provide the Board with increased comfort when reviewing the statements. This it sought to do in the operations relating to the closing of the accounts for the 2000 financial year.

The directors expressed their wish to strengthen the role played by the Audit Committee and instructed it to update the company's Insider Trading Rules. The rules were widely distributed inside the company and outside the company to the service providers concerned.

In December 2000, the Board of Directors took a definitive decision to draw up and publish the "L'Oréal Director's Charter". The Charter is a formal expression of the views of the members of the Board about their role as directors.

The contents of the Charter are in line with the public recommendations made concerning the standards of behaviour and responsibility of directors in France.

This important decision was taken even though all the directors naturally comply with the obligations and apply the principles set out in this type of document. They have accepted, in full knowledge of the existing situation, an eminent position in which exemplary behaviour is obviously essential.

Director's charter

Although the L'Oréal directors are aware of the rights and duties associated with their positions as members of the Board of Directors, they nonetheless consider it useful to set out in a Charter the main principles they apply in carrying out the tasks entrusted to them by all the shareholders.

The L'Oréal director is aware of the general and specific obligations of his office. He is in particular aware of the laws and regulations in force.

Accepting a directorship means that the necessary time and attention must be devoted to this position. Accordingly, the director should limit the number of other positions held, particularly if he holds the office of Chairman or Chief Executive Officer in another company.

The director must be able to exercise his judgement freely, take the general interest into consideration, and strive to preserve the company's assets.

Whether or not the director takes part in the work of the different Committees, he should keep in mind that the decisions of the Board are definitively taken on a collegiate basis, in the interest of all the shareholders.

The director must hold at least 1,000 shares in the company.

With regard to decisions to be taken, the director must ensure he is fully informed. If information he considers essential for the work of the Board or the different Committees is not made available to him, he must take the necessary action.

Wherever a conflict of interest or potential conflict of interest arises, the director must notify the Board accordingly, and must not participate in the deliberations relating to this matter.

The director should not carry out any dealing in L'Oréal shares if at a given time he has access to privileged information which if exploited could affect the share price. With regard to this matter, the director should comply with the recommendations in force in the company (Trading Code of Ethics), while bearing in mind more generally that the office he holds means that he is bound by professional secrecy.

Wherever possible, the director should attend the Annual General Meetings.

At the end of 1999, the Board of Directors expressed the wish that the "Management and Remuneration Committee", which met three times in 2000, should broaden its brief to include a review of the structure of the Board, and to make proposals for changes if it thought them necessary. This reflection is continuing. In accordance with its terms of reference, the Committee made proposals concerning the remuneration of the Management Committee and the allocation of L'Oréal stock options.

Concerning the latter point, the Chairman again stressed that stock options enabled the even closer linking of executives to the development of the group as a whole, by encouraging loyalty and enabling them to participate more fully in the benefits of growth. In 2000, 600 new beneficiaries were designated, and the total number of beneficiaries in the company was 1,432 at the end of the year. Those allocated stock options were informed, as all employees affected in the company have been, of the updating of the Trading Code of Ethics by the Audit Committee in 2000. Each person has received a copy of the document, and can obtain information directly from the Chairman's Advisor, who has been instructed to carry out this task.

Remuneration of senior management

The gross total remuneration paid to the Chairman and Chief Executive Officer for 2000 amounted to € 4,915,072, including benefits and directors' fees, of which the fixed part amounted to € 2,743,984.

Stock options at L'Oreal:

In the interest of both employees and shareholders...

Every year, the situation is reviewed at the Annual General Meeting. The Management Committee and the Board of Directors inform the shareholders of the conditions in which the stock options are allocated to company employees. They take this opportunity to reiterate the importance of this bringing together of the interests of the stock option beneficiaries and those of the shareholders themselves. The beneficiary employees and the shareholders share the same confidence in the strong and steady development of the company.

Stock options...

Every five years, the Annual General Meeting renews the authorisation given to the Board of Directors to grant stock options to employees and directors. The options granted are not options for the subscription of shares. The stock options do not result in any dilution of the capital by the creation of shares. They have no impact either on the amount of share capital or on its structure.

With no discount, non-exercisable for five years...

Stock options are subject to a contractual non-exercisable period of five years, while the validity of a stock option may be from ten to twenty years.

This stipulation ensures that the stock option plan is a durable driving force for the group's long-term development. Furthermore, the option may only be exercised if the beneficiary continues to be an employee of the company.

Stock options are intended in particular to involve, motivate and boost the loyalty of employees who, by their abilities and their commitment, contribute most to the performances of the group. They also express the determination of L'Oréal to encourage and attract new talents.

For a large number of employees...

In 2000, on the proposal made by its Chairman and the "Management and Remuneration Committee", the Board of Directors confirmed its intention to give a greater number of employees this possibility of closer involvement in the development of the company.

In April, September and December 2000, the Board of Directors made a total of 1,036 allocations of 1,200,000, 3,800,000 and 450,000 shares respectively. This means that the number of beneficiaries of stock option plans since their inception is 1,442.

As of 31st December 2000 :	
the 4% of share capital limit relating to the quantity of shares represented	27,042,486 shares
the number of stock options allocated but not exercised amounted to	17,095,500 shares
the balance available for allocation under stock options was thus	9,946,986 shares

In conditions of total security

If the company were to carry out financial operations with an impact on share capital, the Board of Directors would carry out (as has been done in the past) an adjustment of the price and number of shares under options not yet exercised, so that the total value of the outstanding options would remain constant for each beneficiary.

The calculation methods, laid down by law, will relate directly to the conditions in which such financial operations are carried out, so that the entitlements of beneficiaries remain unchanged.

Finally, the beneficiaries of stock options are required to comply with rules governing insider trading. If they wish to sell shares after exercising their options, they must ensure that they are not doing so during a sensitive period, or in a situation in which, because they have access to privileged information, decisions taken on the basis of such information could have an impact on the share price.
Under the same conditions, the Management Committee carries out share purchase programmes only at periods which are considered non-sensitive.

The situation of the active stock option plans is as follows:

L'Oréal active stock option plans

(Situation as of 31st December 2000)

Date of plan	*13.12.94*	*14.12.95*	*17.10.97*	*15.10.98*	*08.12.98*	*14.10.99*	*07.12.99*	*05.04.00*	*28.09.00*	*07.12.00*
Total number of options allocated	1,100,000	2,750,000	2,500,000	1,400,000	1,100,000	2,250,000	1,500,000	1,200,000	3,800,000	450,000
of which options allocated members of the Management Committee in office at this date **	0	649,000	995,000	150,000	0	550,000	525,000	0	310,000	0
Number of senior managers / Total number of beneficiaries	0/47	6/88	8/102	2/70	0/110	8/133	6/200	0/234	7/707	0/109
Initial exercise date	*14.12.99*	*15.12.00*	*18.10.02*	*16.10.03*	*09.12.03*	*14.10.04*	*08.12.04*	*06.04.05*	*29.09.05*	*08.12.05*
Number of options still to be exercised at	166,000	1,949,000	2,480,000	1,340,000	1,100,000	2,250,000	1,500,000	1,200,000	3,800,000	450,000
of which Management Committee **	0	446,000	995,000	150,000	0	550,000	525,000	0	310,000	0
Date of expiry	*13.12.04*	*14.12.05*	*17.10.07*	*15.10.08*	*08.12.08*	*14.10.09*	*07.12.09*	*05.04.10*	*28.09.10*	*07.12.10*
Acquisition price *(in euros)*	15.05	16.41	34.01	39.41	48.46	57.60	61.00	65.90	83.00	89.90

* There are no pending stock option plans at L'Oréal relating to the subscription of shares, nor any stock option plans or share subscription plans in subsidiaries of L'Oréal.
** Management Committee in office on the date of attribution.
N.B.: the numbers of options and the acquisition prices indicated take into account the adjustments relating to the financial operations carried out on the share capital, such as the exchange of investment certificates for shares in 1993, the bonus issue of one new share for ten old shares in 1996 and the ten-for-one share split in 2000.

Options allocated to senior management

The Chairman and Chief Executive Officer received during 2000 150,000 options which may be exercised from 29 September 2005 onwards at a price of € 83; he exercised no stock options in 2000. The options granted him by the Board of Directors in earlier years which may still be exercised are as follows :

Date of allocation	Number of options	Initial exercise date	Expiry date	Acquisition price
13.12.94	0			
14.12.95	0			
17.10.97	500,000	18.10.02	17.10.07	34.01 €
15.10.98	100,000	16.10.03	15.10.08	39.41 €
08.12.98	0			
14.10.99	200,000	15.10.04	14.10.09	57.60 €
07.12.99	300,000	08.12.04	07.12.09	61 €
05.04.00	0			
28.09.00	150,000	29.09.05	28.09.10	83 €
07.12.00	0			

As required by Article L.225-102 of the French Commercial Code, we hereby state that as of 31st December 2000 the personnel of the company and of associated companies held 378,660 L'Oréal shares, i.e. 0.056% of the share capital, through two mutual funds.

Net sales of L'Oréal S.A.

The net sales excluding VAT of L'Oréal in 2000 totalled FF 8,328,594,962 compared with FF 7,530,613,814 in 1999.

Sales *(in euros)*	2000	1999	Change in %
1st quarter	317,271,647 *2,081,165,576**	289,352,130 *1,898,025,553**	9.65
2nd quarter	340,002,664 *2,230,271,273**	301,202,289 *1,975,757,501**	12.88
3rd quarter	305,560,330 *2,004,344,371**	274,005,273 *1,797,356,769**	11.52
4th quarter	306,851,477 *2,012,813,742**	283,474,983 *1,859,473,991**	8.25
Total	**1,269,686,117** ***8,328,594,962****	**1,148,034,675** ***7,530,613,814****	**10.60**

* The figures in italics are amounts in FF.

Note: Net sales comprise sales of goods and finished products, accessory products, sales of waste, and services, after deducting reductions on sales. Net sales include in part supplies of merchandise to various subsidiaries which, in the consolidated financial statements, are recorded as intercompany sales.

Annual parent company financial statements

At 31st December 2000, total assets amounted to € 7,693,024,739 compared with € 5,980,571,866 at 31st December 1999.

The parent company financial statements are presented in accordance with the 1999 General Accounting Plan adopted by the CRC on 29th April 1999, officially approved by the ministerial order of 22nd June 1999.

At 31st December 2000, the share capital consisted of 676,062,160 shares, each with a par value of € 0.2, following the ten-for-one share split of 3rd July 2000.

The notes to the financial statements form an integral part of the annual financial statements. The commentary concerning the activities of subsidiaries and investments in non-consolidated companies is included at the beginning of this report. The figures concerning research are also given in this part of the report, as otherwise their significance would not be clear.

The results presented to you include the various types of income received for the concession of patent and brand exploitation rights and for technical assistance.

The patent royalties received from patents and trademarks are included in the "other income" item, and those collected for technical assistance under sales in the "sales" item.

A proportion of these amounts is taxed at a reduced rate, provided that such amounts are allocated to the "special long-term capital gains reserve" account.

The profit and loss accounts indicate a net profit of	602,773,205 euros
compared with (in 1999)	494,223,412 euros

The year-on-year change represents mainly variations in the following items :

Dividend income from non-consolidated companies	+ 151,783,207 euros
Net provisions for impairment of investments	+ 45,529,430 euros
Exceptional provisions for law suits and liabilities	– 50,003,278 euros
Interest on loans	– 53,862,657 euros

The 2000 net profit of € 602,773,205 is calculated :

- after the reversal of the provision for investments set aside in 1995 for the financial year 1994 amounting to € 5,251,007, exempt from corporate tax on expiry of the legally stipulated period of 5 years,
- after raising a provising, by application of the Order of 21st October 1986, to cover employee profit-sharing,

Of a reserve for the benefit of employees of	9,826,529 euros
Provisioned in 1999 at	9,924,431 euros
And of a net charge to employee profit sharing provisions for 2000 (1) of	14,284,473 euros

- after raising a provision for investments, including the transfer made by the subsidiaries to the credit of L'Oréal S.A., by application of the derogatory profit-sharing agreement in an amount of € 6,595,362 compared with € 6,834,234 in 1999.

It is stipulated that the overall amount of expenses and charges falling under Article 223-4 of the General Code of Taxation and the amount of tax applicable as a result of these expenses and charges are as follows :

Expenses and charges	267,002 euros
Corresponding tax amount	100,820 euros

(1) In accordance with regulations to prevent overlaps, the calculation of the employee profit-sharing reserve of general partnerships is performed solely at the level of each company.

Distribution of income

The Board of Directors recommends that the net dividend be increased from € 0.34 (FF 2.23) per new share (following the ten-for-one share split) paid in 2000, to € 0.44 (FF 2.89) per share to be paid in 2001 for the financial year 2000, representing a rise of 29.41%. The dividend will be expressed and paid in euros[1].

The Annual General Meeting, on the recommendation of the Board of Directors, decides to allocate the income for 2000 amounting to :	€ 602,773,204.64	FF 3,953,933,029.97
• to the "special reserve of long-term net capital gains"	€ 98,636,905.93	FF 647,015,689.00
• 5% of the sums paid up, i.e. of the whole share capital, as first dividend	€ 6,760,621.60	FF 44,346,770.63
• The balance amounting to	€ 497,375,677.12	FF 3,262,570,570.34
• To which is added a deduction from the "special reserve of long-term net capital gains" item amounting to	€ 158,909,612.83	FF 1,042,378,729.00
• Leaving an available balance of	€ 656,285,289.94	FF 4,304,949,299.34
• An amount of will be allotted to shareholders as superdividend	€ 290,706,728.80	FF 1,906,911,137.03
• an amount of	€ 28,203,068.19	FF 185,000,000.00
will be used to pay withholding tax		
• The balance that is will be allocated to the "retained earnings" account or to the "other reserves" account in line with standard practice in the group.	€ 337,375492.95	FF 2,213,038,162.31

(1) Situation of capital at 31st December, 2000 : Number of shares : 676,062,160.

The dividends corresponding to the shares held by the company at the time of payment will be allocated to the "other reserves" account.

The dividends per share or investment certificate paid for the last three financial years (after the ten-for-one share split of July 2000) were as follows :

	Net dividend	Tax credit	Total
1997	1.60 francs	0.80 francs	2.40 francs
	0.24 euros	0.12 euros	0.36 euros
1998	1.85 francs	0.92 francs	2.77 francs
	0.28 euros	0.14 euros	0.42 euros
1999	2.23 francs	1.11 francs	3.34 francs
	0.34 euros	0.17 euros	0.51 euros

The Board of Directors proposes to set **the dividend payment date at Friday 8th June 2001**.

Report of the board of directors to the Annual General Meeting in its ordinary capacity

Renewal of the authorisation given to the company to buy back its own shares

In May 2000, the Annual General Meeting authorised the Board of Directors to carry out stock market or other operations on the company's shares, in accordance with Articles 217-2 et seq. of the Act of 24th July 1966. This authorisation has not been used. It is nevertheless proposed that it should be renewed for a further period of eighteen months, expiring in any case at the Annual General Meeting called to approve in 2002 the financial statements for the year 2001.

Such acquisitions will be made if they seem to be clearly appropriate, and if market circumstances are favourable. They can also be made if necessary for purposes of price stabilisation.

Any shares bought may :
- be used for exchanges in connection with external growth operations, in order to reduce the burden of financing such operations, or more generally to improve the financial terms of a transaction;
- when appropriate, and if the circumstances are favourable, be sold on the market or remitted to any subscribers of bonds which are redeemable in shares or exchangeable for shares (if a decision is taken to issue such bonds).

Any of its own shares held by the company may also be cancelled for purposes of optimising earnings per share, in application of the fourteenth resolution of the Annual General Meeting of 1st June 1999.

Purchases must comply with the following conditions:
- the number of shares bought by the company may not exceed 6% of the number of shares forming the share capital (that is, at the present time, 40,563,729 shares),
- the purchase price per share may not be greater than 120 euros.
- in the event of resale, the selling price per share must not be less than 60 euros.

In the event of any operation affecting the company's share capital, the amounts indicated above will be arithmetically adjusted in the proportion required by the variation in the total number of shares determined by the operation.

In view of these limits, and under the hypothesis, which is at the moment unlikely, that the Board of Directors decided to use the whole of this acquisition possibility, and at the maximum price of € 120, the total amount would be € 4.87 billion.

The Board of Directors

(Note): Article 356.1 of the Act of 24th July, 1966, and Article 7, paragraph 1 of the by-laws: "Any holder, whether direct or indirect, of a fraction of the company's share capital equal to 1%, or a multiple of this percentage lower than 5%, is required to inform the company within a period of fifteen days in the event that these thresholds have been passed in either direction."

This stipulation completes the legal requirement covering disclosures concerning the crossing of thresholds relating to one-twentieth, one-tenth, one-fifth, one-third and one-half of share capital.

If not disclosed in accordance with the conditions stated above, shares exceeding the fraction which should have been disclosed are deprived of voting rights at shareholder meetings, in the conditions stated by law, if during a Meeting the failure to disclose is noted, and if one or more shareholders together holding at least 5% of the share capital so request during the Meeting."

Additional information

General information relating to the company[1]

Legal form
(summary of Article 1 of by-laws)

"L'Oréal is incorporated in France as a Société anonyme, governed by Act no. 66-537 of 24th July 1966 and Order no. 67-236 of 23rd March 1967."

Law of issuer: French.

Date of incorporation and expiry (by-laws)

"The company is established for 99 years beginning on 1st January 1963 and ending on 31st December 2061, except in cases of early dissolution or extension as provided for in these by-laws."

Purpose of company (summary of by-laws)

"The purpose of the company, both in France and the whole of the rest of the world, is:
- the making and selling of cosmetics products in general; of all apparatus serving the same end as the products mentioned above; of all household-type cleaning products; of all products and items relating to the hygiene of women and children and the embellishment of the human being; the demonstration and advertising of these products; the making of packaging items;
- the registration and acquisition of all patents, licences, processes and brands, and their exploitation, sale or transfer;
- all diversification operations and all commercial operations, financial operations and operations relating to securities or property, carried out in the interest of the company and in any form whatsoever;
- direct or indirect participation in all operations of the same nature as those indicated above, in particular by the creation of companies, transfers to existing companies, or mergers or alliances with them."

Company registration code
632 012 100 R.C.S. Paris.

Consultation of legal documents relating to the company

The by-laws, financial statements, reports and information for shareholders can be consulted at 41, rue Martre, 92117 Clichy, France, preferably by appointment.

Company financial year (extract from by-laws)

"Each financial year lasts for 12 months, beginning on 1st January and ending on 31st December each year (...)."

Distribution of profits (extract from by-laws):

"(...) **A** - From the profit for the year, reduced, where appropriate, by earlier losses, 5% is deducted to form the legal reserve fund. This deduction is no longer compulsory once the reserve fund has reached a sum equal to one-tenth of the share capital. It is resumed when, for any reason, the reserve falls below one-tenth of share capital.

The distributable profit consists of the profit for the year, reduced by earlier losses and by sums placed in reserves in accordance with legal requirements, and is increased by the profit carry-forward.

From the distributable profit are deducted in the following order:

1) the sum necessary to pay shareholders and holders of investment certificates as first dividend 5% of the sums corresponding to the called-up capital; however, if the profits of a year do not make this payment possible, the shareholders and investment certificate holders are not entitled to claim it on the profit of a subsequent year.

2) of the available surplus, the AGM in its ordinary capacity, on the proposal of the Board of Directors, is entitled to decide on the deduction of the sums it judges appropriate to set – and even on the whole of the said

[1] L'Oréal S.A., in addition to its role of strategic and scientific coordination of the worldwide group, also has a specific industrial and commercial activity in France.
The total number of employees in the consolidated group rose over the past three years as follows: 1998: 41,553; 1999: 43,038; 2000: 48,222

available surplus – either for carrying forward to the next financial year, or to be paid into a provident fund or to one or more ordinary, extraordinary or special reserve funds.

This reserve fund or these reserve funds, which will generate no interest, may be distributed to the shareholders and to the holders of investment certificates or may be allocated either to complement the first dividend of 5% if the sums were inadequate for one or more years, or to buy back and cancel company shares or investment certificates, or to totally or partially depreciate the shares and certificates.

The fully depreciated shares or investment certificates are replaced by shares or investment certificates ranking pari passu with the other shares and investment certificates except as regards the right to first dividend of 5% and the redemption of their capital.

3) If there is any balance, it is divided between all the shareholders and holders of investment certificates without discrimination, with each share and investment certificate giving entitlement to the same income.

The dividend must be paid no more than nine months after the end of the financial year, unless this period is extended by the authorisation of the President of the Commercial Court, giving a decision on an application made by the Board of Directors.

B - The losses, if any, are charged to the profits carried forward from previous years or to reserves, with the balance being entered in a special carry-forward account."

Annual General Meetings

The Annual General Meetings are governed by all the legal requirements laid down on this matter.

It should however be pointed out that, since the Extraordinary General Meeting held on 7th May 1965, a dual voting right exists which is subject to the following conditions.

A dual voting right is conferred on all paid-up shares registered for at least two years in the name of the same shareholder, who is a national of one of the member countries of the European Union.

In exceptional cases, and under the same conditions, the dual voting right may be conferred on shareholders of nationalities other than those previously indicated, subject to the approval of the Board of Directors in individual cases; moreover, the Board has the possibility of refusing to grant approval, and of withdrawing approval, without being obliged to give reasons for its decision.

Furthermore, in the event of a capital increase by capitalisation of reserves, profits or issue premiums, a dual voting right will be conferred immediately on issue on registered shares allocated as a bonus to a shareholder because of existing shares for which the shareholder is entitled to the same right.

The dual voting right is terminated as of right for any share having been converted into a bearer share or transferred. The new owner recovers the dual voting right only if a national of a member country of the European Union or if approved by the Board of Directors in other cases, once the share has been registered in the shareholder's name for two years. However, the time period is not interrupted, and the acquired right is maintained when the transfer is from a registered owner to a registered owner as a result of a succession to an intestate estate or a testamentary succession, of division of community of property between spouses, of donation inter vivos benefitting a spouse or a person with a degree of relationship which entitles to inherit, provided that in these various cases the new owner is also a national of a member country of the European Union, or has been approved by the Board of Directors in the other cases.

Share ownership threshold

Article 356.1 of the Act of 24th July 1966: "any holder, whether direct or indirect, of a fraction of the company's share capital equal to 1%, or a multiple of this percentage lower than 5%, is required to inform the company within a period of fifteen days in the event that these thresholds have been passed in either direction.

This stipulation completes the legal requirement covering disclosures concerning the crossing of thresholds relating to one-twentieth, one-tenth, one-fifth, one-third and one-half of share capital.

If not disclosed in accordance with the conditions stated above, shares exceeding the fraction which should have been disclosed are deprived of voting rights at shareholder meetings, in the conditions stated by law, if during a Meeting the failure to disclose is noted, and if one or more shareholders together holding at least 5% of the share capital so request during the Meeting."

General information about the shareholding structure

Statutory requirements governing changes in the share capital and shareholders rights: none.

Authorised capital which is not issued:
The Board of Directors has an authorisation to increase the capital, with the shares issued raising the share capital up to FF 1 billion.

Securities providing access to share capital:
There are no securities providing access to the company's capital other than those mentioned in the Annual Report.

Current shareholding and voting rights structure

Company shareholding structure *(at 31st December 2000)*

	Number of shares held	Total (% of share capital)
Gesparal	363,077,900	53.70%
Public (*) (1)	312,984,260	46.30%
TOTAL	676,062,160	100%

(*) For share ownership threshold disclosures, see page 18 of this document.

	Voting rights (1)	
	Number (2)	As %
Gesparal	726,155,800	70.93%
Public	297,679,584	29.07%
TOTAL	1,023,835,384	100%

(1) At 31st December 2000, L'Oréal held 17,095,500 shares relating to non-exercised stock options; as no voting rights are attached to these shares while they are the property of L'Oréal, the voting rights calculation has been adjusted accordingly.
(2) Including dual voting rights (registered shares held for at least 2 years).

At 31st December 2000, the members of the Board of Directors and the Management Committee held less than 1% of the share capital and Madame Liliane Bettencourt, Director, had majority control of Gesparal, mentioned above.
At the present time the company does not control or regulate the price of its shares. The company is allowed to make use of a price regulation procedure under the terms of the authorisation granted to it for the buying back of its own shares as defined in this management report.

Changes to the shareholding structure over the past three years: none.

Individuals or corporate bodies exercising control over the company to its knowledge:
Gesparal, incorporated in France as a "Société anonyme" in 1969, has absolute control over L'Oréal S.A. It directly holds an absolute majority of the company's shares and more than two-thirds of the voting rights.

L'Oréal share market

(First market – Deferred Settlement Service of the Paris Bourse)

Trading volume and price of the company's shares

Date	Adjusted prices			Average daily trading volume (€ millions)
	High (€)	Low (€)	Average (€)	
1996				
January	22.09	19.94	21.08	16.58
February	22.21	20.78	21.49	15.30
March	24.06	20.76	21.83	20.52
April	24.48	22.84	23.65	21.84
May	24.64	23.04	23.89	21.14
June	26.16	23.74	25.07	28.10
July	25.67	22.35	23.68	25.28
August	25.43	22.94	24.17	17.83
September	26.97	23.49	25.43	24.45
October	28.13	25.96	27.26	23.30
November	29.16	26.10	27.75	26.11
December	30.02	27.00	28.70	31.92
1997				
January	30.37	28.36	29.55	26.00
February	32.26	29.15	30.29	33.07
March	31.62	28.89	29.92	35.94
April	31.63	27.70	29.59	29.19
May	33.84	30.05	32.24	39.75
June	38.65	30.61	35.07	60.23
July	40.31	35.83	37.98	49.56
August	38.26	32.76	35.40	39.78
September	36.59	32.09	34.89	36.46
October	38.08	27.35	34.28	48.75
November	35.44	30.34	33.05	36.61
December	36.50	31.69	33.98	32.44
1998				
January	37.78	32.29	34.98	32.99
February	42.47	36.97	39.13	43.37
March	44.67	39.32	42.17	39.90
April	46.45	41.05	43.88	48.33
May	46.45	42.09	44.32	51.91
June	52.06	44.82	48.54	56.09
July	54.09	48.40	51.98	50.33
August	56.24	48.40	52.12	52.40
September	54.18	39.30	46.61	63.98
October	48.78	34.22	43.96	64.69
November	56.60	45.92	50.21	56.35
December	61.59	49.55	56.05	73.65

Date	Adjusted prices High (€)	Adjusted prices Low (€)	Adjusted prices Average (€)	Average daily trading volume (€ millions)
1999				
January	71.20	56.80	62.44	97.98
February	64.85	56.00	59.25	69.73
March	59.95	54.10	57.42	66.87
April	67.00	57.10	61.68	83.79
May	62.95	56.40	58.83	61.59
June	65.60	57.55	60.99	83.42
July	66.80	59.50	63.84	71.31
August	63.90	55.80	59.75	63.69
September	63.50	58.35	60.88	64.39
October	64.00	58.25	60.19	60.80
November	65.90	62.20	64.18	62.53
December	79.80	64.20	71.59	77.31
2000				
January	81.90	66.05	71.35	85.09
February	72.75	63.90	67.95	66.48
March	70.00	60.35	65.54	67.58
April	76.50	65.60	72.17	81.92
May	80.50	72.50	76.78	76.59
June	90.70	74.80	81.79	89.17
July	90.10	77.50	84.41	84.05
August	89.80	80.20	84.54	68.16
September	88.70	74.95	81.83	116.95
October	90.00	78.65	84.18	69.63
November	95.30	85.10	89.99	84.38
December	93.90	82.15	86.90	72.07
2001				
January	92.10	77.50	81.59	83.49
February	84.80	78.50	81.64	72.92
March	84.00	68.60	77.81	77.18

Dividends

The limitatión period for dividends is five years. Any dividends whose payment has not been requested are paid to the Caisse des Dépôts et Consignations.

Total shareholder return

Amongst the various economic and financial indicators used to measure shareholder value, L'Oréal has chosen to apply the criterion of Total Shareholder Return (TSR). This indicator takes into account not only the value of the share but also the dividend income received (excluding tax credits).

5-year trend of a portfolio of approximately FF 100,000 invested in L'Oréal shares with re-investment of dividends and odd lots

Date of operation	Nature of operation	Investment (€)	Income (€)	Number of shares after operation
31/12/1995	Purchase of 76 shares at FF 1311 (€ 199.86) per share	15,189.41		76
28/06/1996	Dividend: FF 13.30 (€ 2.03) per share, excluding tax credit		154.10	76
	Reinvestment: purchase of 1 share at FF 1709 (€ 260.54)	260.54		77
01/07/1996	Bonus issue (1 for 10)			84
31/07/1996	Compensation for 7 rights at FF 149.93 (€ 22.86) per right		160.00	84
	Reinvestment: purchase of 1 share at FF 1554 (€ 236.91)	236.91		85
01/07/1997	Dividend: FF 14.00 (€ 2.13) per share, excluding tax credit		181.41	85
	Reinvestment: purchase of 1 share at FF 2584 (€ 393.93)	393.93		86
12/06/1998	Dividend: FF 16.00 (€ 2.44) per share, excluding tax credit		209.77	86
	Reinvestment: purchase of 1 share at FF 3103 (€ 473.05)	473.05		87
15/06/1999	Dividend: FF 18.50 (€ 2.82) per share, excluding tax credit		245.37	87
	Reinvestment: purchase of 1 share at FF 3487 (€ 586.50)	586.50		88
15/06/2000	Dividend: FF 22.30 (€ 3.40) per share, excluding tax credit		299.20	88
	Reinvestment: purchase of 1 share at FF 5412 (€ 825.00)	825.00		89
03/07/2000	Ten-for-one share split			890
Total		**17,965.34**	**1,249.84**	
Total net investment		**16,715.50**		

Portfolio value at 31.12.2000 (890 shares at € 91.30 per share): € 81,257.00 (FF 533,010.98).

The initial capital has thus been multiplied by 5.35 in 5 years (5-year inflation rate = 6.7% - Source: INSEE) and the final capital is 4.86 times the total net investment.
The total shareholder return of the investment is thus 39.03% per year (assuming that the shares are sold on 31st December, 2000, excluding tax on capital gains). The corresponding figures for disposal at the end of 1998 and 1999 are 28.86% and 40.42% respectively.

NOTE: It is assumed that the tax credits attached to the dividends cover the income tax to be paid by the investor as a result of the dividends.

Exceptional events and litigation

At the present time there is no exceptional event or litigation which could significantly and with serious probability affect the results, financial situation, assets or activity of the L'Oréal company and group.

Investment policy

L'Oréal is an industrial company whose development is governed by two types of investment:
1) scientific investments and investments in equipment which are explained at length in several sections of the Annual Report,
2) ongoing marketing investments and occasional financial investments about which no systematic information can be given, particularly in advance, for reasons relating to strategy and competition:

a) marketing investments are ongoing and inherent to the group's activities, particularly as regards cosmetics. Winning new market shares necessitates thorough research all over the world, and advertising and promotional expenses which are modulated depending on the familiarity of the brands and their competitive position,

b) financial investments are strictly occasional. They reflect a strategy of moderate external growth which is implemented essentially with a view to exploiting long-term opportunities.

For the reasons given above, L'Oréal cannot therefore answer questions relating to future investments.

Operations concluded with the members of executive management and the Board of Directors.

Cf. Auditors' special report on agreements between directors, page 52.

Main **French subsidiaries**

Holding over 50% at 31st December 2000 (€ thousands)

Company	Capital	Reserves and carry-forward before approp. of profits	Holding %	Book value of shares held: Gross	Book value of shares held: Provision	Profit or loss in last financial year	Dividends collected by company during financial year
Areca & Cie (Paris)	35.1		99.78	35.0		- 84.5	*
Biotherm distribution et Cie	182.9	0.2	99.90	472.3		7,948.8	1,868.7
Centrex S.N.C. (Marly la ville)	1,829.4		99.99	3,531.9		34.0	*
Chimex S.A. (Le Thillay)	5,652.2	4,469.8	99.99	7,500.3		8,639.4	6,105.6
Cosmétique Active France	21.8	4,321.0	69.91	130.2		16,501.1	9,460.6
Cosmétique Active International	17.3	3,931.2	87.94	15.2		10,123.7	11,155.3
Cospar S.A. (Neuilly)	45.7	39.9	99.99	45.7		- 0.8	
Episkin	1.5		99.00	1.5		46.3	*
Fapagau & Cie S.N.C. (St-Quentin)	15.2		79.00	12.0		- 149.6	*
Faprogi (Rambouillet)	15.2		59.90	9.1		183.2	*
Finval	2.0		99.00	1.5		72.0	*
Gemey Paris New York (Ormes)	33.5		99.91	33.5		35,295.9	*
Groupement Plessis Mornay (Fontainebleau)	1.5		88.10	493.0		626.3	561.7
Goldys International (Paris)	15.2		99.90	15.2		- 0.3	*
Parfums Guy Laroche S.A. (Paris)	337.2	5,514.2	99.97	1,656.1		16.0	198.6
Héléna Rubinstein (Paris)	30.5	- 18,637.3	99.95	46,661.5		3,978.5	
Holdial (Paris)	0.8		98.00	0.7		562.8	*
Jeanne Lanvin (Paris)	5,003.4	- 360.2	99.99	180,725.7	83,847,0	- 8,788.4	
L & J Ré	1,524.5	1,527.4	99.99	1,524.5		959.1	
L.I.D.V.(Vichy)	2,235.5	3,328.1	99.99	5,014.8		1,294.6	861.1
Lancôme Parfums & Beauté & Cie S.N.C (Chevilly)	1,211.2	0.2	99.80	3,235.3		27,049.6	*
Laboratoires Garnier & Cie	581.2		99.97	5,783.9		3,179.2	*
La Roche-Posay Laboratoire Pharmaceutique	379.7	4,122.4	99.96	27,573.0		6,154.7	457.2
Laboratoires Garnier Paris S.N.C.	33.5		99.91	33.5		54,637.4	*
Lancome Institut et Cie (Paris)	15.2		99.90	15.2		0.0	*
LaSCAD S.N.C. (Clichy)	18.3		99.17	18.1		35,734.7	*
Lehoux et Jacque	38.1	4.7	99.40	261.8		376.9	265.8
L'Oréal Parfums & Beauté	76.7	1,478.1	99.80	76.1		29,587.0	*
L'Oréal Parfums & Beauté France	64.2	4,073.9	74.33	45.6		31,690.3	20,730.3
Naderman	1.5		99.00	1.5		- 79.4	*
Ormes Bel Air	152.4	42.5	99.40	940.7		6.4	
Prestige & Collections International.	24.1	154.3	75.56	18.1		- 1,088.8	*
Parfums Paloma Picasso & Cie S.N.C. (Paris)	1.5		99.00	1.5		- 59.2	*
Par-Bleue	1.5		99.00	1.5		- 1,144.3	*
Parfums Cacharel et Cie (Paris)	1.5		99.00	1.5		96.5	*
Parlanvin	1.5		99.00	1.5		- 127.4	*
Parfums Ralph Lauren S.N.C. (Paris)	1.5		99.00	1.5		- 2.3	*
Regefi (Paris)	19,250.0	59,798.9	99.99	75,670.0		5,940.8	7,843.1
Société Civile Immobilière Socinay (Paris)	33.5	7.2	97.73	66.2		0.6	
Selective Beauté intern. et Cie (St-Jean de la Ruelle)	4.6		99.67	4.6		2,075.6	*
Sicos et Cie S.N.C. (Caudry)	381.1		80.00	999.3		397.0	*
Soprocos S.A. (St-Quentin)	8,384.7	- 2,814.5	99.99	11,904.1		- 65.2	
Soprogem	15.2		79.90	12.2		1,780.1	*
Soproréal	15.2		99.90	15.2		- 3,565.5	*
Sparlys	762.2	76.5	99.99	3,825.3		1,209.8	181.4
Société de Développement Artistique (Paris)	1.5		99.00	1.5		- 407.0	*

* The general partnerships, joint ventures and civil partnerships distribute all their profits.

Recent events and future outlook

1. L'Oréal disposes of Marie-Claire

On 20th February 2001, L'Oréal accepted a proposal to dispose of the whole of its interest in the Marie-Claire group to Holding Evelyne Prouvost, controlled by Mrs Evelyne Prouvost and her family, who have announced their plan to join forces with Hachette Filipacchi Medias. L'Oréal took this decision in view of the excellent relations the group has always maintained with Mrs Evelyne Prouvost and also the substantial financial offer made by Holding Evelyne Prouvost.
The deal has been completed on 20th March 2001. The capital gain will be recorded in the financial statements of the 1st half of 2001.

2. Appointment of three Vice-Presidents

Béatrice Dautresme, Director of Strategic Business Development and a member of the Group Management Committee since autumn 2000, has been named Vice-President of L'Oréal, in charge of Strategic Business Development.
Mrs. Dautresme, who joined L'Oréal twenty-nine years ago, started out in Marketing Management of L'Oréal Paris in France, then spent nine years with L'Oréal USA as Managing Director of L'Oréal Cosmétique, before holding the position of International Managing Director of Helena Rubinstein until the end of 1999.

Giorgio Galli, Managing Director of Corporate Communications and External Affairs and a member of the Group Management Committee since October 2000, has been named Vice-President of L'Oréal, in charge of Corporate Communications and External Affairs.
Mr Galli, an Italian, began his career twenty-five years ago with L'Oréal Professional Products Division in Italy, where he was Sales Director, before becoming Managing Director. He was subsequently appointed Deputy Managing Director of the Professional Products Division in Paris, from 1991 until his current position, he was Managing Director of External Affairs for the Group.

Jean-Jacques Lebel, Managing Director of the Professional Products Division and a member of the Group Management Committee since January 2001, has been named Vice-President of L'Oréal, in charge of the Professional Products Division.
Mr Lebel, who has been with the Company for twenty years, has had a very international career : Managing Director of Consumer Products in Great Britain, then Managing Director of the Laboratoires Garnier in Paris, before spending nine years as Managing Director of L'Oréal's Consumer Products - Professional Products Company in Great Britain. From May 1999 until his current position, Mr. Lebel had been Managing Director of the Latin America Zone.

3. L'Oreal's first quarter 2001 sales: € 3.4 BILLION: + 12.7%

Consolidated sales of L'Oréal at 31st March 2001 totalled € 3,404 million.

The increase compared with the first quarter 2000 is 12.7%.

Foreign exchange had a positive impact of 1.2%.

On a like-for-like basis, i.e., with identical structure and exchange rates, the increase of consolidated sales of the Group rose 7.7% and excluding currency effects 11.5%.

The increase in Group sales per main branch was as follows:

	Published figures	Excluding currency effect
Cosmetics	+ 12.9%	+ 11.7%
Dermatology	+ 7.2%	+ 4.0%

4. Statement by Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal, at the Annual Financial Information Meeting on Thursday 5th April 2001

"I am beginning 2001 with greater confidence, precisely because I believe L'Oréal is now in a better position to overcome the uncertainties of the economic environment."

"Our objective in making acquisitions is not just to strengthen our local position, but also to provide consumers all over the world with a portfolio of brands of diversified origin, capable of satisfying all tastes, whatever changes fashion trends may bring."

"I am confident not only about this year, but also looking further ahead.
Our markets are continuing to grow year after year, even in countries with "mature" markets.
Our technologies are proving successful and the global presence of our brands is increasing.
Our acquisitions are in no way dispersing our strengths, but instead are adding to our growth momentum.
Our industrial and commercial strategies mean that we can continue to look for a steady improvement of our profitability."

Balance **sheets**

1998 to 2000

€ thousands

Assets	31.12.2000 Gross amounts	31.12.2000 Depreciation	31.12.2000 Net amounts	31.12.1999 Net amounts	31.12.1998 Net amounts
Fixed assets	**6,688,502.3**	**517,681.5**	**6,170,820.8**	**4,944,032.8**	**4,622,212.9**
	43,873,699.1	*3,395,767.9*	*40,477,931.3*	*32,430,729.1*	*30,319,729.2*
Intangible assets (note 2.1)	**308,737.4**	**28,673.3**	**280,064.1**	**158,945.5**	**64,431.4**
	2,025,184.8	*188,084.5*	*1,837,100.2*	*1,042,614.0*	*422,642.5*
Tangible assets (note 2.2)	**459,553.0**	**283,561.1**	**175,991.9**	**177,176.4**	**180,381.0**
	3,014,470.3	*1,860,039.0*	*1,154,431.4*	*1,162,200.7*	*1,183,221.8*
Financial assets:	**5,920,211.9**	**205,447.1**	**5,714,764.8**	**4,607,910.9**	**4,377,400.5**
	38,834,044.1	*1,347,644.4*	*37,486,399.7*	*30,225,914.4*	*28,713,864.9*
Participating interests (note 2.3)	5,269,395.7	197,028.1	5,072,367.6	4,087,027.2	4,040,864.9
Loans and debts relating to investments (note 2.4)	637,648.5	3,465.5	634,183.0	517,685.4	333,595.4
Other long-term investments	5,703.8	247.5	5,456.3	122.2	122.2
Other financial assets	7,463.9	4,706.0	2,757.9	3,076.2	2,818.1
Current assets	**1,528,440.9**	**26,095.8**	**1,502,345.1**	**1,017,952.7**	**670,164.4**
	10,025,914.9	*171,176.9*	*9,854,738.0*	*6,677,331.7*	*4,395,990.6*
Stocks (note 2.5)	**48,872.3**	**5,299.1**	**43,573.1**	**35,376.6**	**41,799.5**
	320,581.0	*34,760.1*	*285,820.8*	*232,055.3*	*274,186.9*
Advances and part payments on orders	**4,824.6**		**4,824.6**	**4,453.6**	**3,110.4**
	31,647.2		*31,647.2*	*29,213.5*	*20,402.9*
Debtors:	**336,959.5**	**6,396.8**	**330,562.7**	**300,771.9**	**247,836.8**
	2,210,309.7	*41,960.2*	*2,168,349.5*	*1,972,934.5*	*1,625,703.1*
Trade debtors	233,696.5	5,837.4	227,859.1	226,119.8	169,272.5
Other debtors	103,263.0	559.3	102,703.6	74,652.2	78,564.3
Short-term investments (note 2.6) (including own shares: 954,185.0)	962,210.0	14,399.8	947,810.2	471,028.1	272,069.9
Cash and other short-term funds	149,933.0		149,933.0	189,086.3	96,552.9
Prepaid expenses	**25,641.6**		**25,641.6**	**17,236.2**	**8,794.8**
	168,197.6		*168 197.6*	*113,062.0*	*57,690.1*
Charges to be apportioned over several financial years (note 2.7)	**9,615.9**		**9,615.9**	**6,508.9**	**8,449.3**
	63,076.4		*63,076.4*	*42 695.4*	*55,423.8*
Unrealised translation losses (note 2.8)	**10,242.8**		**10,242.8**	**12,077.6**	**2,634.2**
	67,188.7		*67,188.7*	*79,223.6*	*17,279.3*
TOTAL ASSETS	**8,236,802.0**	**543,777.2**	**7,693,024.7**	**5,980,571.9**	**5,303,460.9**
	54,029,879.1	*3,566,944.8*	*50,462,934.3*	*39,229,979.8*	*34,788,422.8*

Italics indicate amounts in FF thousands

€ thousands

Liabilities	31.12.2000	31.12.1999	31.12.1998
Shareholders' equity:	**4,792,342.2** *31,435,704.4*	**4,425,183.1** *29,027,298.3*	**4,125,908.1** *27,064,183.1*
Share capital	135,212.4	135,212.4	103,065.0
Share premium account	953 409.8	953,409.8	953,409.8
Fair value adjustments (note 2.10)	45,984.0	45,984.1	45,991.9
Legal reserve	13,521.2	10,306.5	10,306.5
Regulated reserves	1,106,975.9	1,076,492.9	1,092,483.6
Other reserves	1,896,947.3	1,673,330.3	1,338,918.6
Net profit for the year	**602,773.2** *3,953,933.0*	**494,223.4** *3,241,893.1*	**549,013.9** *3,601,294.8*
Investment subsidies	51.9	51.9	51.9
Regulated provisions (note 2.11)	37,466.3	36,171.7	32,666.9
Provisions for liabilities and charges (note 2.12)	**198,018.8** *1,298,918.0*	**135,119.5** *886,325.9*	**99,737.2** *654,233.4*
Debts	**2,691,108.1** *17,652,512.1*	**1,410,145.8** *9,249,950.0*	**1,075,266.9** *7,053,288.4*
Long-term debts (note 2.13)	**2,254,603.7** *14,789,230.6*	**1,013,087.3** *6,645,417.2*	**722,034.4** *4,736,235.3*
Other debenture loans	9.7	9.7	10.4
Credit institution loans and debts	585,312.8	353,051.7	260,219.8
Other loans and debts	1,669,281.2	660,025.9	461,804.1
Current liabilities	**436,504.4** *2,863,281.4*	**397,058.5** *2,604,532.8*	**353,232.5** *2,317,053.0*
Trade creditors	180,603.0	172,884.1	142,379.0
Tax on employee related liabilities	104,987.4	90,252.9	126,291.7
Debts on fixed assets	65,728.8	55,700.6	11,142.1
Other liabilities	85,185.2	78,220.9	73,419.6
Unrealised translation gains (note 2.8)	**11,555.6** *75,799.8*	**10,123.5** *66,405.5*	**2,548.6** *16,718.0*
TOTAL LIABILITIES	**7,693,024.7** *50,462,934.3*	**5,980,571.9** *39,229,979.8*	**5,303,460.9** *34,788,422.8*

Italics indicate amounts in FF thousands

Comparative tables of **profit and loss accounts**

from 1998 to 2000

€ thousands

	31.12.2000	31.12.1999	31.12.1998
Revenues	**1,398,110.9**	**1,279,372.5**	**1,224,314.8**
	9,171,006.5	*8,392,133.3*	*8,030,978.5*
Net sales (note 3.1)	**1,269,686.1**	**1,148,034.7**	**1,083,535.9**
	8,328,595.0	*7,530,613.8*	*7,107,529.8*
Production taken into stock	2,942.4	- 3,084.1	4,449.5
Fixed assets produced for the use of the company itself	58.9	- 2.5	173.9
Operating subsidies	484.4	475.2	526.2
Write-back of depreciation and provisions, transfer of charges	30,046.5	22,676.0	40,896.4
Other revenue (note 3.2)	94,892.5	111,273.2	94,732.8
Expenses	**1,323,654.4**	**1,185,980.8**	**1,125,714.3**
	8,682,603.6	*7,779,523.8*	*7,384,202.0*
Purchase of consumables (including customs duties)	167,831.0	144,789.7	197,545.6
Stock movements (consumables, semi-finished and finished products)	- 2,204.7	1,267.5	- 6,171.2
Purchase of raw materials and other supplies (including customs duties)	37,018.3	32,674.6	41,269.3
Stock movements (raw materials and supplies)	- 1,253.5	736.6	- 674.5
Other purchases and external charges	612,993.2	554,066.3	478,585.6
Taxes other than current income tax	32,620.3	31,020.2	30,827.3
Salaries	251,328.5	229,657.7	218,088.7
Social security contribution	100,037.1	89,393.5	84,916.7
Charges to provisions			
• On fixed assets: depreciation	40,566.8	39,483.8	36,960.9
• On fixed assets: provisions	0.0	0.0	0.0
• On current assets: provisions	6,015.9	6,460.9	4,702.8
• For liabilities and charges: provisions	25,789.8	15,129.0	11,080.1
Other charges	52,911.6	41,301.0	28,582.9
Operating profit	**74,456.5**	**93,391.7**	**98,600.4**
	488,402.9	*612,609.5*	*646,776.5*
Joint operations			
Profit appropriated or loss transferred	561.7	708.0	658.4
Loss incurred or profit transferred	0.0	0.0	0.0
Financial income	**916,044.0**	**685,154.8**	**648,205.2**
	6,008,854.8	*4,494,320.8*	*4,251,947.2*
Financial income from investments	803,723.9	651,940.7	601,038.3
Income from other short-term investments	15,582.3	189.8	95.8
Other interest and revenues	3,233.4	3,947.4	1,941.3
Write-back of provisions and transfers of charges	57,908.1	9,894.2	28,023,1
Exchange gains	35,596.2	19 182.8	14,925.8
Net revenue from sales of short-term investments	0.0	0.0	2,180.9
Financial expenses	**260,350.9**	**220,137.7**	**96,653.9**
	1,707,789.7	*1,444,008.9*	*634,008.0*
Charges of depreciation and provisions	87,685.6	133,493.1	36,024.1
Interest and related costs	118,664.7	53,771.7	48,542.2
Exchange losses	54,000.5	32,872.9	12,087.6
Net financial income (note 3.3)	**655,693.1**	**465,017.1**	**551,551.3**
	4,301,065.0	*3,050,311.9*	*3,617,939.2*
PRE-TAX PROFIT	**730,711.4**	**559,116.8**	**650,810.1**
	4,793,152.3	*3,667,565.7*	*4,269,034.7*

Italics indicate amounts in FF thousands.

€ thousands

	31.12.2000	31.12.1999	31.12.1998
Exceptional income	**24,208.1** *158,795.0*	**30,637.2** *200,966.9*	**30,060.4** *197,183.1*
Exceptional income on management operations	2,761.1	1,078.7	379.3
Exceptional income on capital operations	1,991.4	8,005.8	3,487.2
Reversals of provisions and transfers of charges	19,455.6	21,552.7	26,193.9
Exceptional charges	**78,751.1** *516,573.3*	**28,560.4** *187,343.7*	**72,948.8** *478,513.0*
Exceptional charges on management operations	16,636.7	6,796.5	25,803.3
Exceptional charges on capital operations	1,938.8	4,778.6	26,658.7
Exceptional charges to depreciation and provisions	60,175.6	16,985.2	20,486.9
Exceptional income/(loss) (note 3.4)	**- 54,542.9** *- 357,778.3*	**2,076.8** *13,623.2*	**- 42,888.5** *- 281,329.9*
Employee profit-sharing (note 3.6)	**14,186.6**	**9,822.0**	**10,634.4**
Corporate income tax	**59,208.6**	**57,148.2**	**48,273.4**
NET PROFIT FOR THE YEAR	**602,773.2** *3,953,933.0*	**494,223.4** *3,241,893.1*	**549,013.9** *3,601,294.8*

Italics indicate amounts in FF thousands

The notes form an integral part of the L'Oréal S.A. annual financial statements.

1. Accounting principles, rules and methods

From 2000 onwards, the financial statements are presented in thousands of euros.

The annual financial statements have been prepared in accordance with the accounting principles specified by the applicable regulations.

1. Research and development expenditure

Research and development expenditure is charged as an operating expense in the year in which the expenditure is incurred.

2. Fixed assets

a) Intangible fixed assets

Intangible fixed assets are included in the balance-sheet at historical cost.

Concessions and similar rights are amortised using by the straight-line method over the term of the corresponding contracts.
Patents are amortised over 5 years.
Initial trademark registration costs are amortised over a period of 10 years.

Trademarks and business value are not amortised; their value is assessed annually.

Other intangible fixed assets are amortised over periods not exceeding 20 years.

b) Tangible fixed assets

Tangible fixed assets are recorded in the balance-sheet at the historical cost.

Depreciation, whether calculated using the straight-line or reducing-balance method, is equivalent to economic depreciation.

Plant and equipment are depreciated using the straight-line method over 10 years, with the excess being considered as a derogatory depreciation.

Depreciation is calculated as follows:

Buildings	20/50 years
Installations, fittings	10 years
Technical installations, plant and equipment	10 years
Transport equipment	4 years
Office and computer equipment, furniture	3/10 years

c) Long term investment

Participating interests

These are recorded in the balance-sheet at historical cost.

Their value is assessed annually with reference to their fair value, which is based in particular on the profitability of the subsidiary concerned, and its actual and forecast sales, expressed in local currency. If the fair value falls below the cost, a provision for impairment is raised.

Other financial assets

Loans and other debts are valued at their nominal value. If necessary, provisions are made for these items to reduce them to their fair value at the date of the end of the financial year.

The other long-term investments are valued annually at their probable trading value and are depreciated if necessary.

3. Stocks

Stocks of consumables are valued using the weighted average cost method.

Stocks of raw materials and packaging are valued using a standard cost adjusted to allow for deviations from actual weighted average costs.

Provision is made for depreciation of obsolete and slow-moving stocks on the basis of actual and forecast sales.

4. Trade and other debtors

Trade debtors are recorded in the balance-sheet at their nominal value. Where appropriate, provision is made for debts based on an assessment of the risk of non-recovery.

The other debtors recorded in the balance-sheet have been assessed on a case-by-case basis.

5. Short-term investments

These investments are stated at cost, and valued at the end of the financial year at their probable trading value.

Own shares held are specifically allocated to staff share option plans, and are therefore recorded as short-term investments.
In the case of share option plans prior to 2000, a provision has been raised to cover the difference between the acquisition price of the shares and the exercise price of the options for the beneficiaries.
Since 1st January 2000, no discount is granted in the allocation price of options. Provided that the shares are purchased at a price below the allocation price, no provision is required.

Financial instruments are valued at their market value at the end of the financial year to enable a comparison with the value of the items covered.

6. Provisions for liabilities and charges

These are set up to cover the possible financial consequences arising from litigation, claims, returned goods, additional tax assessments and industrial and commercial risks, costs arising from the transition to the single currency, and risks in connection with the operations of certain subsidiaries.

They are adjusted annually, based on the latest estimate of the group's exposure.

7. Accounting for foreign currency transactions

It is the group's policy not to take up any speculative financial positions.

All debtor and creditor balances denominated in foreign currencies are converted using exchange rates ruling at the end of the financial year.

Variations in the market value of hedging instruments are recorded in the balance-sheet under unrealised translation losses or gains. Provision is raised if the algebraic sum of the unrealised translation losses or gains shows a potential loss based on the overall exchange position for all currencies, which is the case at the balance-sheet date for the financial year 2000 (paragraph 2.8).

8. Pension, retirement benefit and other employee benefit obligations

L'Oréal has a policy of funding early retirement plans and other employee retirement benefits based on legislation and custom. Corporate officers are regarded as employees for all additional benefits relating to their remuneration, and are therefore covered by the same employee retirement benefits.

In France in 1988 a group insurance contract was taken out in order to gradually build up a fund through the premiums paid, to partially cover these obligations.

The related obligations are calculated using an actuarial allocation method on a final-pay basis.

The main actuarial assumptions are:
- Future rate of inflation: 2.5%
- Discount rate: 6.0% (including inflation).

These unfunded commitments are recorded as an off-balance sheet contingent liability. They thus remain outside the balance-sheet.

Finally, L'Oréal has a fleet of company cars which are made available to senior managers if this is justified by their professional activities.

9. Event occurring after the balance-sheet date

In March 2001, L'Oréal sold all of its interest in the Marie Claire group to Holding Evelyne Prouvost, majority control of which is held by Mrs. Evelyne Prouvost and her family, who have announced their plan to join forces with Hachette Filipacchi Medias.

This deal will result in a large capital gain.

2. Notes to the balance-sheet

1. Intangible fixed assets

Restated gross values

(€ thousands)	End 2000	Acquisitions	Sales/ write offs	End 1999
Patents and trademarks	278,360.5	117,179.0	4,945.4	166,126.8
Goodwill	5,639.7			5,639.7
Other	24,627.5	15,633.3	2,993.6	11,987.7
Customer prepayments	109.8	48.8	773.1	834.1
Total intangible fixed assets	308,737.4	132,861.2	8,712.1	184,588.4

The acquisitions in 2000 consist mainly of the purchase of the Carson and Matrix trademarks outside the United States.

Depreciation

(€ thousands)	End 2000	Charges	Reversals	End 1999
Patents and trademarks	21,820.2	2,579,1		19,241.1
Goodwill	257.9			257.9
Other	6,595.1	3,444,9	2,993.6	6,143.8
Total intangible fixed assets	28,673.3	6,024.0	2,993.6	25,642.9

2. Tangible fixed assets

Restated gross values

(€ thousands)	End 2000	Acquisitions	Sales/ write offs	End 1999
Land	14,959.5			14,959.5
Buildings	104,355.5		1,859.4	106,214.9
Installations, fittings	165,018.0	5,543.7	3,052.3	162,526.6
Technical installations, plant and equipment	100,101.2	7,775.8	1,183.6	93,509.0
Transport equipment	294.0	25.9	73.8	341.9
Office equipment & furniture, computer equipment	61,860.1	7,790.1	8,377.7	62,447.6
Property under development	11,930.9	13,876.0	3,979.4	2,034.3
Supplier prepayments	1,033.9	622.9	407.0	818.1
Total tangible assets	459,553.0	35,634.4	18,933.0	442,851.7

Depreciation

(€ thousands)	End 2000	Charges	Reversals	End 1999
Buildings	53,166.6	3,991.8	1,126.1	50,300.9
Installations, fittings	108,077.8	11,870.1	2,891.3	99,099.0
Technical installations, plant and equipment	74,590.1	8,659.4	1,055.5	66,986.2
Transport equipment	163.0	54.7	60.0	168.4
Office equipment & furniture, computer equipment	47, 563.6	6,764.6	8,321.8	49,120.8
Total tangible assets	**283,561.1**	**31,340.6**	**13,454.8**	**265,675.3**

The annual straight-line depreciation amounts to € 16,894.0 thousand.
The annual reducing-balance depreciation amounts to € 14,446.6 thousand.

3. Participating interests

a) Statement of investments (See list in table)

b) Change during financial year

(€ thousands)	Acquisitions	Subscriptions	Sales	Total
French securities	0.8		2.5	- 1.7
Foreign securities	9,942.9	1,013,512.4	550.5	1,022,904.8
Total	**9,943.7**	**1,013,512.4**	**553.0**	**1,022,903.1**

4. Loans and debts relating to investments *(€ thousands)*

The total of loans recorded in the **Assets** amounts to **637,648.5.**

Loans for less than one year	352,028.8
Loans for over one year	285,619.6

During the financial year, the following movements were recorded on this account:

Loans granted	1,562,470.8
Loans repaid	1,454,474.7

5. Stocks

Gross values

(€ thousands)	31.12.2000	31.12.1999	Change
Raw materials and supplies	6,707.9	5,463.2	1,244.7
Finished goods	37,856.5	35,452.8	2,403.7
Semi-finished products	4,307.8	1,365.4	2,942.4
Total	**48,872.3**	**42,281.4**	**6,590.8**

5. Stocks (second part)

Provisions for depreciation

(€ thousands)	31.12.2000	31.12.1999	Change
Raw materials and supplies	306.8	367.8	- 61.0
Finished goods	4,992.4	6,537.0	- 1,544.6
Total	**5,299.1**	**6,904.8**	**- 1,605.7**

6. Short-term investments *(€ thousands)*

This item comprises:

	31.12.2000	31.12.1999
L'Oréal shares*	954,185.0	479,122.7
Financial instruments	2,714.9	7,060.0
Stock option premiums	79.8	79.8
PUT/CALL option premiums	2,809.6	
Revaluation of premiums paid	2,420.8	
Total	**962,210.0**	**486,262.5**

(*) That is, at 31st December 2000, 17,095,500 shares (after the ten-for-one share split of 3rd July 2000) and 1,191,350 shares at 31st December 1999.

In 2000, 6,250,000 shares were purchased; sales and exercises of options related to **1,068,000** shares.

The difference between the price paid for these shares and the exercise price of the options is covered by a provision for depreciation whose balance at 31st December 2000 amounted to € 14,399.8 thousand.

The market value of the shares held amounts to **€ 1,560,819.2 thousand** based on the closing price in December and **€ 1,485,599.0 thousand** based on the average price for December.

7. Apportionment of charges

Nature	Amount at 31.12.2000 (€ thousands)	Initial amortisation period	Remaining amortisation period
Perpetual loan issue costs	1,128.1	15 years	6 years
Charges to be apportioned			
• HANKOOK contract	196.2	5 years	1 year
• ABOU ADAL contract	5,047.5	5 years	4 years
• CASSANDRA contract	76.2	5 years	1 year
• IKAPHARMINDO contract	585.2	5 years	1 year
• J.D.C. royalties	753.3	17 years	7 years
• VITTEL licence contract	1,829.4	15 years	4 years
Total	**9,615.9**		

8. Translation adjustments

Debtor and creditor balances denominated in foreign currencies at the exchange rates ruling at 31st December 2000 resulted in the recording of the following translation adjustments:

(€ thousands)	Assets	Liabilities
Financial debts	746.9	14.7
Trade debtors	1,183.5	289.4
Debts		3,534.7
Suppliers	5,521.1	2,298.0
Various debts		143.4
Financial instruments	2,791.4	5,275.3
Total	**10,242.8**	**11,555.6**

Overall foreign exchange position (including hedging)

Currency	Overall position translation adjustment (€ thousands)
Australian dollar	- 105.1
Canadian dollar	113.7
Swiss franc	143.3
Danish krone	- 0.9
Pound sterling	66.4
Hong Kong dollar	- 9.1
Yen	- 4,305.9
Norwegian krone	- 1.8
Swedish krona	40.3
U.S. dollar	213.2
	- 3,845.8
Other currencies	- 226.3
Total	**- 4,072.1**

9. Share capital and reserves

Following the decision of the Annual General Meeting in its extraordinary capacity of 30th May 2000, a ten-for-one share split took place on 3rd July 2000.

At 31st December 2000, the share capital of € **135,212,432** comprised **676,062,160 shares with a par value of € 0.2.**

The table of variation in capital and reserves for 2000 is as follows:

(€ thousands)	Balance at 31.12.2000 before approp. of 2000 profit	Other operations	Appropriation of 1999 profit	At 31.12.1999
Capital	135,212.4	–	–	135,212.4
Share premium account	953,409.8	–	–	953,409.8
Legal reserve	13,521.2	–	3,214.7	10,306.5
Regulated reserve	1,106,975.9	- 64,597.0	95,080.1	1,076,492.9
Other reserves	1,896,947.3	–	223,617.0*	1,673,330.3
Dividends paid	–	64,597.0	160,877.9	–
Withholding tax	–	–	11,433.7	–
Profit 1999	–	–	- 494,223.4	494,223.4
Total	4,106,066.6	–	–	4,342,975.4

(*) Including an amount of € **4,386.2 thousand** corresponding to dividends not paid, a consequence of L'Oréal's retaining some of its own shares.

10. Fair value adjustments

These adjustments, of which the balance at 31st December 2000, amounts to **€ 45,984.0 thousand,** concern the revaluation of 1976. The movements recorded on this account in 2000 are not significant.

11. Regulated provisions

The company made full use of the possibility of making a provision for price increases.

Changes in regulated provisions are indicated in the table below:

(€ thousands)	At 31.12.2000	Charge for year	Reversal of provision	At 31.12.1999
Provisions for investments	28,774.4	6,595.4	5,251.0	27,430.0
Provisions for price increases	163.9	17.0	99.5	246.4
Provisions for revaluations	5.3		0.4	5.7
Derogatory depreciation	8,522.7	1,815.2	1,782.0	8,489.5
Total	37,466.3	8,427.6	7,133.0	36,171.7

12. Provisions for liabilities and charges

(€ thousands)	At 31.12.2000	Increase for year	Reduction	At 31.12.1999
Provisions for liabilities				
• For litigation	47,937.6	5,858.7		42,078.9
• For exchange losses	4,072.1	4,073.9	1,955.9	1,954.1
• Other provisions for liabilities	90,330.1	59,909.0	17,177.7	47,598.8
Subtotal	**142,339.8**	**69,841.6**	**19,133.6**	**91,631.8**
Provisions for charges	55,679.0	46,780.2	34,589.0	43,487.7
Total	**198,018.8**	**116,621.8**	**53,722.6**	**135,119.5**

Movements relating to provisions for liabilities and charges are primarily related to financial income (see paragraph 3.3) and exceptional income (see paragraph 3.4).

13. Long-term debts

Total loans, including interest due at 31st December 2000, consist of the following:

(€ thousands)	Less than one year	Between 1 and 5 years	Beyond 5 years
Other debenture loans	9.7	-	-
Loans from financial institutions	161,368.7	154,168.3	269,775.9
Other loans	1,535,305.7	57,879.2	76,096.2
Total	**1,696,684.0**	**212,047.5**	**345,872.1**

During the year, the following changes were recorded (€ thousands):

Loans subscribed (*)	+ 1,861,876.3
Loans repaid	- 621,605.2
Changes in provisions for financial charges	+ 2,478.8
Changes in overdraft	- 2,261.9
Changes in financial instruments	+ 1,028.4

(*) The loans subscribed were used to fund the acquisitions made during the year.

At 31st December 2000, the perpetual loan subscribed by L'Oréal S.A. in 1992 is recorded in the holding company accounts under the "Loans and various other debts" item in the sum of **€ 94,285.0 thousand**, including interest receivable but not yet due in the sum of **€ 4,085.5 thousand**. It generated a total interest expense for the year of **€ 8,244.2 thousand**.

14. Debtor and creditor accounts

(€ thousands)	Assets	Liabilities
Debts	–	12,559.9
Suppliers	–	75,799.1
Trade	1,947.8	–
Tax debt	–	1,530.7
Welfare benefit debt	–	65,708.2
Fixed asset debt	–	11,364.4
Other debt	–	23,363.6
Cash and other short-term funds	4,336.8	–
Other debtors	36,518.8	–
	42,803.4	**190,325.9**

15. Statement of debtors and creditors

Debtors (€ thousands)	Gross amount	Due within 1 year	Due beyond 1 year
Fixed asset debts			
• Debts relating to investments in non-consolidated companies	557,809.4	273,278.3	284,531.1
• Loans	79,839.1	78,750.5	1,088.5
• Other financial assets	7,463.9		7,463.9
Current asset debts			
• Bad or litigious trade debtors	6,689.3	6,689.3	
• Other trade debtors	227,007.3	227,007.3	
• Personnel	1,183.4	1,183.4	
• Social security and other welfare	3.3	3.3	
• Corporate tax	26,585.6	26,585.6	
• Value added tax	21,780.3	21,780.3	
• Miscellaneous government and other authorities	4,156.1	4,156.1	
• Group and Associates	4,288.1	4,288.1	
• Others	45,266.2	45,266.2	
Prepaid expenses	25,641.6	25,641.6	
Totals	**1,007,713.5**	**714,629.9**	**293,083.5**

Creditors (€ thousands)	Gross amount	1 year maximum	1 to 5 years	Over 5 years
Other debenture loans	9.7	9.7		
Credit institution loans and debts:				
• maximum 1 year at outset	349,113.2	133,360.2	8,130.6	207,622.5
• over 1 year at outset	236,199.6	28,008.5	146,037.6	62,153.5
Miscellaneous loans and debts	1,669,281.2	1,535,305.7	57,879.2	76,096.2
Trade creditors	180,603.0	180,603.0		
Personnel	67,541.9	67,541.9		
Social security and other welfare	32,752.1	32,752.1		
Value added tax	366.3	366.3		
Other taxes	4,327.2	4,327.2		
Fixed asset debts	65,728.8	38,084.8	27,644.0	
Group and Associates	58,692.6	58,692.6		
Other debts	26,492.6	26,492.6		
Totals	**2,691,108.1**	**2,105,544.4**	**239,691.5**	**345,872 1**

3. Notes to profit and loss account

1. Net sales

The net sales achieved in 2000 consisted of the following:

(€ thousands)	France	Export	Total
Merchandise	566,158.1	90,708.0	656,866.1
Raw materials, packaging	11,505.3	9,751.0	21,256.3
Services	259,251.5	269,598.4	528,849.9
Rental	23,465.4		23,465.4
Other revenue	18,083.4	21,165.0	39,248.3
Total	**878,463.8**	**391,222.4**	**1,269,686.1**

2. Other revenue

This item consists of royalties on trademarks and patents, and other revenues.

3. Net financial income *(€ thousands)*

This consists in particular of the following:

Dividends received	786,999.0
Interest in loans	16,724.9
Net provisions for depreciation of financial fixed assets	29,060.3
Net provisions for financial liabilities and charges	4,193.6
Interest on loans	81,195.1

4. Exceptional income/(loss) *(€ thousands)*

This consists in particular of the following:

Provisions for industrial and commercial liabilities and charges	13,415.5
Provisions for liabilities and risks, and for some subsidiaries	36,587.8

The costs incurred in 2000 for the transition to the single currency have resulted in a partial reversal of the provision made for this purpose, amounting to **€ 6,098.0 thousand**.

5. Provision for investments

A provision for investments of **€ 6,595.4 thousand** has been made for employee profit-sharing for 1999. This provision includes the transfer to our company of part of the provisions made by our subsidiaries under the terms of a group agreement.

At the same time, a provision made in 1994 amounting to **€ 5,251.0 thousand** has been reversed.

6. Employee profit-sharing

A provision of **€ 14,284.5 thousand** has been made for 2000, compared with **€ 9,924.4 thousand** in 1999.

7. Incentives

A provision of **€ 26,207.8 thousand** has been made for 2000, following the Memorandum of Agreement signed on 27th June 2000, compared with **€ 22,591.9 thousand** for 1999.

4. Additional information

1. Transactions with related companies

(€ thousands)

Financial assets	5,626,711.6
Trade debtors	98,247.6
Other debts	4,380.4
Loans	8,391.8
Trade creditors	57,302.2
Other creditors	59,924.8
Financial expenses	29,066.9
Financial income	803,723.9

2. Breakdown of number of employees

Managers	1,946
Supervisors	1,994
Employees	527
Manual workers	359
Sales representatives	309
	5,135
including Apprentices	*117*
External temporary workers	230

3. Pension and retirement benefit obligations

Under this head, a premium of **€ 17,144.0 thousand** was recorded for the financial year.

4. Ultimate holding company

The accounts of L'Oréal S.A. are consolidated by Gesparal, using the full consolidation method.

5. Breakdown of tax charge

(€ thousands)

Corporate income tax	71,023.9
Corporate tax on exceptional income and employee profit-sharing	- 11,815.3
	59,208.6

The profit for the year was allocated in the sum of **- € 448.1 thousand** by the application of fiscal measures.

6. Tax grouping

Our company has opted to carry out a tax grouping of the results of the following companies:

- Chimex
- Cospar
- Parfums Guy Laroche
- Soprocos
- L.I.D.V.
- Héléna Rubinstein
- Regefi
- Sparlys
- Consortium Général de Publicité
- Lehoux & Jacque
- Sofy
- La Roche-Posay Laboratoire pharmaceutique
- Café-Bleu
- Jeanne Lanvin
- L & J Ré
- Cosmétique Active France
- Cosmétique Active International
- L'Oréal Parfums & Beauté France
- Biotherm Distribution et Cie
- L'Oréal Parfums & Beauté
- Prestige et Collections International
- Lancôme Parfums & Beauté

No tax charge is included in the accounts of these subsidiaries, as the total amount recorded in the financial statements of L'Oréal, amounted to **€ 44,621.9 thousand**.

7. Deferred tax assets and liabilities not recorded in the accounts

(€ thousands)	Start of financial year		Changes		End of financial year	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
I . Certain or possible deferrals						
1. Regulated provisions						
1.1 Provisions to be subsequently reversed						
Provision for price increase		89.8	36.3	6.2		59.7
1.2 Provisions released subject to use						
Provision for investments		2,489.7	2,489.7	2,402.7		2,402.7
1.3 Derogatory depreciation		3,092.7	649.2	661.3		3,104.8
2. Temporarily non-deductible charges						
2.1 To be deducted in the following year						
Profit sharing, social solidarity contribution	4,216.1		5,860.1	4,216.1	5,860.1	
2.2 To be deducted subsequently						
Non-deductible provisions (liabilities and charges, trade, stocks, etc.)	36,358.2		40,387.1	21,096.7	55,648.6	
3. Charges to be appropriated		2,371.2	1,166.6	2,298.5		3,503.1
II . Items to be imputed						
Losses, deferred depreciation, etc...						
III . Possible taxation items						
Special long-term capital gains reserve		235,653.7	11,428.1	17,450.2		241,675.8

The figures include the additional 6% contribution and the 3.3% social contribution, increasing corporate tax at the normal and reduced rates.

8. Financial leasing information

Balance sheet items	Leased fixed assets				Balance-sheet including leased fixed assets		
	Historical	Charge to depreciation[2]		Net	Gross	Depreciation	Net
(€ thousands)	cost[1]	for year	aggregate	value	value		value
Buildings and land	126,621.1	4,590.7[3]	42,140.9	84,480.2	399,439.5	196,603.7	202,835.7
Plant and equipment	115.2	20.4	85.2	30.0	100,216.4	74,675.3	25,541.1
Totals	**126,736.3**	**4,611.2**	**42,226.1**	**84,510.2**	**499,655.9**	**271,279.0**	**228,376.8**

(1) Value of items at the time the contracts were signed.
(2) Charge to depreciation and aggregate charges to depreciation which would have been recorded had these goods been purchased.
(3) Depreciation method used: 5% to 2% straight-line.

	Financial lease commitments						
Balance sheet items	Instalments paid		Instalments not yet paid				Residual
(€ thousands)	for year	aggregate	less than 1 year	1 year to 5 years	+ 5 years	Total to be paid	purchase price[1]
Buildings and land	12,744.3	135,645.8	13,522.6	48,969.1	43,495.9	105,987.6	–
Plant and equipment	25.9	81.5	27.3	26.2		53.5	5.6
Totals	**12,770.1**	**135,727.3**	**13,549.9**	**48,995.3**	**43,495.9**	**106,041.1**	**5.6**

(1) In accordance with contract.

9. Information on the degree of exposure to market risks

At 31st December 2000, the positions are as follows:

Over the counter transactions:

Foreign currencies *(€ thousands)*	Amount hedged Amount at year-end rate
Net forward sales	
Australian dollar	5,155.0
Canadian dollar	11,185.6
Swiss franc	11,767.0
Danish krone	13,513.1
Pound sterling	18,058.4
Yen	6,797.3
Norwegian krone	2,367.3
Swedish krona	6,576.7
U.S. dollar	130,088.5
Net forward purchases	
Hong Kong dollar	1,178.1
Purchases of options	
U.S. dollar put options	53,676.8
Pound sterling put options	24,034.6

10. Other commitments

(€ thousands)	Total	Subsidiaries	Non-consolidated companies	Other associated companies	Others
Commitments given					
Tax relating to provision for price increase	54.6	–	–	–	54.6
Bonds and other commitments	1,044,047.5	710,625.8	–	23,517.5	309,904.1
Total	**1,044,102.1**	**710,625.8**	–	**23,517.5**	**309,958.7**
Pension, retirement benefit and other employee benefit obligations	312,226.3*	–	–	–	312,226.3
Commitments received					
Hedging	2,315.0	–	–	–	2,315.0
Reciprocal commitments					
Unused credits	1,080,000.0	–	–	–	1,080,000.0
Credit lines on commercial paper	1,600,000.0	–	–	–	1,600,000.0
Totals	**2,680,000.0**	–	–	–	**2,680,000.0**

* The change in this item in 2000 is the result of:
- adapting the actuarial hypotheses in the light of experience and in accordance with the group's policy on salaries;
- setting up a new modality of retirement benefit scheme as part of the introduction of the 35-hour week.

Some of the commitments are partially hedged at group level in France.

Tables of **subsidiaries** and **holdings**

at 31st december 2000 (€ thousands)

I.- Detailed information	Capital	Reserves and carry forward before approp.	% Holding	Profit or loss in last financial year	Dividendes collected by the company during the financial year
A - Main French subsidiaries** (holding over 50%)					
Areca & Cie (Paris)	35.1		99.78	- 84.5	*
Biotherm distribution et Cie	182.9	0.2	99.90	7,948.8	1,868.7
Centrex S.N.C. (Marly-la-Ville)	1,829.4		99.99	34.0	*
Chimex S.A. (Le Thillay)	5,652.2	4,469.8	99.99	8,639.4	6,105.6
Cosmétique Active France	21.8	4,321.0	69.91	16,501.1	9,460.6
Cosmétique Active International	17.3	3,931.2	87.94	10,123.7	11,155.3
Cospar S.A. (Neuilly)	45.7	39.9	99.99	- 0.8	
Episkin	1.5		99.00	46.3	*
Fapagau & Cie S.N.C. (St-Quentin)	15.2		79.00	- 149.6	*
Faprogi (Rambouillet)	15.2		59.90	183.2	*
Finval	2.0		99.00	72.0	*
Gemey Paris New York (Ormes)	33.5		99.91	35,295.9	*
Groupement Plessis Mornay (Fontainebleau)	1.5		88.10	626.3	561.7
Goldys International (Paris)	15.2		99.90	- 0.3	*
Parfums Guy Laroche S.A. (Paris)	337.2	5,514.2	99.97	16.0	198.6
Héléna Rubinstein (Paris)	30.5	- 18,637.3	99.95	3,978.5	
Holdial (Paris)	0.8		98.00	562.8	*
Jeanne Lanvin (Paris)	5,003.4	- 360.2	99.99	- 8,788.4	
L & J Ré	1,524.5	1,527.4	99.99	959.1	
L.I.D.V. (Vichy)	2,235.5	3,328.1	99.99	1,294.6	861.1
Lancôme Parfums & Beauté & Cie S.N.C (Chevilly)	1,211.2	0.2	99.80	27,049.6	*
Laboratoires Garnier & Cie	581.2		99.97	3,179.2	*
La Roche-Posay Laboratoire Pharmaceutique	379.7	4,122.4	99.96	6,154.7	457.2
Laboratoires Garnier Paris S.N.C.	33.5		99.91	54,637.4	*
Lancôme Institut et Cie (Paris)	15.2		99.90	0.0	*
LaSCAD S.N.C. (Clichy)	18.3		99.17	35,734.7	*
Lehoux et Jacque	38.1	4.7	99.40	376.9	265.8
L'Oréal Parfums & Beauté	76.7	1,478.1	99.80	29,587.0	*
L'Oréal Parfums & Beauté France	64.2	4,073.9	74.33	31,690.3	20,730.3
Naderman	1.5		99.00	- 79.4	*
Ormes Bel Air	152.4	42.5	99.40	6.4	
Prestige & Collections International	24.1	154.3	75.56	- 1,088.8	*
Parfums Paloma Picasso & Cie S.N.C. (Paris)	1.5		99.00	- 59.2	*
Par-Bleue	1.5		99.00	- 1,144.3	*
Parfums Cacharel et Cie (Paris)	1.5		99.00	96.5	*
Parlanvin	1.5		99.00	- 127.4	*
Parfums Ralph Lauren S.N.C. (Paris)	1.5		99.00	- 2.3	*
Regefi (Paris)	19,250.0	59,798.9	99.99	5,940.8	7,843.1
Société Civile Immobilière Socinay (Paris)	33.5	7.2	97.73	0.6	
Selective Beauté intern. et Cie (St-Jean de la Ruelle)	4.6		99.67	2,075.6	*
Sicos et Cie S.N.C. (Caudry)	381.1		80.00	397.0	*
Soprocos S.A. (St-Quentin)	8,384.7	- 2,814.5	99.99	- 65.2	
Soprogem	15.2		79.90	1,780.1	*
Soproréal	15.2		99.90	- 3,565.5	*
Sparlys	762.2	76.5	99.99	1,209.8	181.4
Société de Développement Artistique (Paris)	1.5		99.00	- 407.0	*

* The general partnerships, joint ventures and civil partnerships distribute all their profits.

** In application of the requirements of article D248-12 of French company law, it is hereby stated that some of the details laid out above are incomplete.

1.- Detailed information	Capital	Reserves and carry forward before approp.	% Holding	Profit or loss in last financial year	Dividendes collected by the company during the financial year
B - Main French interests (holding under 50%)					
Beauté Créateurs	622.1	3,878.9	49.50	2,202.7	1,884.5
Cash Edi	5,183.3	1,776.8	49.00	2,376.8	
Interedi (Paris)	38.1	72.3	39.20	1,530.6	485.6
La Roche-Posay Dermato Cosmetique	1.5		1.00	0.0	*
Laboratoires Galderma	752.9	566.0	33.00	667.0	203.1
Marie-Claire Album (Group)	275.0	76,522.1	48.98	23,466.2	2,882.7
Sanofi-Synthélabo S.A. (Group)	1,462,286.0	2,844,666.0	19.56	984,910.0	45,773.2

* The general partnerships, joint ventures and civil partnerships distribute all their profits.

A - Main foreign subsidiaries** (holding over 50%)	Capital	Reserves and carry forward before approp.	% Holding	Profit or loss in last financial year	Dividendes collected by the company during the financial year
Anglo Overseas Finance India	3,086.8	- 27.0	100.00	- 2.0	
Austrabelle Pty Ltd (Australia)	5,025.5	1,058.5	100.00	1,345.8	15.1
Avenamite SA (Spain)	241.8	48.3	100.00	279.4	155.4
Beautycos International Co Ltd (China)	47,833.8		100.00	- 3,134.0	
Biotherm (Monaco)	152.4	15.4	100.00	21.0	402.4
Caribel Fragances (U.S.A.)	1.1	360.1	100.00	2,288.4	1,964.7
Ceslor S.R.O. (Czech Republic)	8,288.3	- 2,482.9	100.00	- 601.9	
Le Club des Créateurs de Beauté (Belgium)	500.0	1.7	50.00	231.3	24.8
Copeco (Compania peruana de cosmeticos) (Peru)	0.9	245.0	99.99	- 262.4	
Cosmelor (Japan)	4,489.8	17,726.8	100.00	1,753.3	1,125.5
Cosméphil Holdings Corporation (Philippines)	257.8	- 218.2	100.00		
Cosmetique Active Osterreich GmbH (Austria)	72.7	57.5	100.00	884.4	559.6
Cosmetique Active Belgilux (Belgium)	3,240.0	783.7	86.71	1,492.5	945.0
Cosmetique Active Ireland (Ireland)	82.0	572.1	99.99	324.4	159.2
Cosmetica Activa Portugal Ltda (Portugal)	74.9	360.5	95.00	796.1	817.4
Cosmetique Active Suisse	32.8	21.6	100.00	2,545.0	2,481.4
Cosmetique Active Hellas (Greece) Lavicosmética	880.4	312.4	51.00	1,876.3	719.4
Erwiton SA (Uruguay)	2,303.2	500.3	100.00	2,854.3	2,527.7
Galderma Pharma SA (Switzerland)	32,115.5	- 7,896.6	50.00	46,968.8	
Geral Inc. (U.S.A.)	223.9		100.00	3,378.0	2,797.5
Haarkos Parfumeriewaren Und (Austria)	2,783.4	810.6	100.00	7,224.3	6,903.9
Interbeauty Cosmetics Ltd (Israel)	6,055.4	9,579.4	92.97	- 1,407.3	
L'Oréal Poska SP Z.O.O. (Poland)	26,458.4	3,645.4	100.00	3,356.2	
Kosmepol SP Z.O.O. (Poland)	38,303.6	- 3,462.6	99.66	789.5	
LAI MEI Cosmetics Int. Trading Cy Ltd (China)	12,884.7	- 7,309.5	100.00	- 184.6	
Lancarome A.S. (Denmark)	402.2	0.2	100.00	10,426.6	7,844.5
Lorcos Kosmetica D.O.O. (Slove.)	515.7	329.7	100.00	569.4	211.2
L'Oréal Canada	14,435.2	18,706.7	88.21	17,863.7	13,344.9
L'Oréal Hellas SA	3,462.4	7,606.7	77.41	2,230.9	3,743.6
L'Oréal U.S.A. Inc.	5,971.0	1,661,836.8	100.00	113,689.3	170,961.5
L'Oréal Colombia S.A.	3,260.9	- 325.6	94.00	58.4	
L'Oréal Hong-Kong Ltd (Local & China)			100.00	993.8	16,292.7
L'Oréal Japan Ltd	467.7	- 264.2	100.00	- 41.8	
L'Oréal Nerderland B.V.	34.0	2.4	100.00	8,136.1	8,438.0
L'Oréal Philippines	7,085.7	- 6,265.7	95.32	- 2,214.8	
L'Oréal Vénézuela C.A.	5,369.6	- 9,567.7	100.00	1,467.6	
L'Oréal Argentina S.A.I.C.	37,098.0	44,862.7	99.99	- 1,949.1	
L'Oréal Australia	1,731.7	5,172.7	100.00	7,274.9	4,863.8

** In application of the requirements of article D248-12 of French company law, it is hereby stated that some of the details laid out above are incomplete.

1.- Detailed information	Capital	Reserves and carry forward before approp.	% Holding	Profit or loss in last financial year	Dividendes collected by the company during the financial year
L'Oréal Belgilux	10,000.0	26,701.6	99.98	14,101.5	16,740.7
L'Oréal Chile S.A.	26,495.9	- 10,184.4	99.99	11,334.1	
L'Oréal Danmark A/S	241.3		100.00	2,756.9	1,904.2
L'Oréal Deutschland GmbH	12,435.0	56,726.6	99.98	47,213.8	42,027.3
L'Oréal Espana S.A.	59,910.6	71,390.7	63.86	33,232.2	21,304.0
L'Oréal Finland OY	672.8	55.8	100.00	5,325.0	4,793.4
L'Oréal India Ltd	35,445.6	- 18,649.1	99.99	- 6,943.9	
L'Oréal Investments B.V. (Netherlands)	18.1		100.00		
L'Oréal Italia SPA	153,815.9	9,008.1	99.98	41,626.5	48,420.5
L'Oréal Korea	2,550.0	11,239.8	99.99	- 5,284.0	
L'Oréal Latvia (Lebanon)	3.5		100.00	131.1	
L'Oréal Liban	4,291.3	0.2	75.18	917.4	
L'Oréal Magyarorsz. Kozmetikai (Hungary)	4,198.9	157.6	100.00	778.1	
L'Oréal Malaysia	15,190.6	- 7,132.3	97.50	1,070.6	
L'Oréal Mexico S.A. de C.V.	3,728.9	79,548.7	100.00	27,994.5	16,587.1
L'Oréal Middle East Fze (United Arab Emirates)	2,924.1	- 1,605.4	100.00	- 310.7	
L'Oréal New Zealand Ltd	38.6	1,230.6	100.00	912.9	266.3
L'Oréal Norge A/S (Norway)	1,457.1	5,850.5	100.00	4,288.7	4,305.6
L'Oréal Peru S.A.	3,330.7	- 534.6	99.99	- 237.4	
L'Oréal Portugal	113.7	2,461.9	99.08	7,671.5	7,909.0
L'Oréal Romania Srl	2,688.4	- 127.8	100.00	181.1	
L'Oréal Singapore Pte Ltd	1,549.2	104.4	100.00	2,723.2	2,218.6
L'Oréal South Africa Pty Ltd	951.7	45,573.3	100.00	1,405.4	
L'Oréal Suisse S.A.	197.0	100.6	100.00	10,130.5	11,069.1
L'Oréal Sverige AB (Sweden)	1,981.7	42.4	100.00	2,285.5	2,731.6
L'Oréal Taiwan Co. Ltd	3,897.2	- 2,590.6	99.99	- 7,159.6	
L'Oréal Thailand Ltd	2,851.3	- 4,575.9	99.99	- 2,542.2	
L'Oréal Turkiye (Turkey)	5,788.6	5,789.4	99.99	7,840.0	
L'Oréal UK (Group)	29,929.8	2,800.7	100.00	9,945.1	19,652.0
L'Oréal Uruguay S.A.	865.1	301.4	100.00	303.8	
Maybelline BVI Asia (Hong Kong)	1,395.7	1,017.3	100.00		
Maybelline H.K. (Hong Kong)	2,470.4	- 3,751.6	99.99		
Maybelline Suzhou Cosmetics Ltd (China)	31,734.5	- 43,140.3	100.00	- 36,676.0	
Nihon L'Oréal KK (Japan)	118,325.7	- 52,517.2	92.92	11,938.6	
P B Productos De Cosmetica Sélectiva (Portugal)	249.4	240.7	99.90	3,049.9	2,899.9
Parbel of Florida Inc (U.S.A.)	54.7	- 0.2	100.00	19,314.1	13,226.9
Scental (Hong Kong)	6.9	236.0	100.00		
Parfums et Beauté Nederland Bv	907.5	26.2	100.00	5,941.7	6,114.1
Parfums et Beauté Suisse S.A.	262.7	136.0	100.00	2,353.5	2,285.5
Parfums et Beauté Belgilux	247.9	597.6	99.97	5,695.6	4,326.5
Parfums et Beauté Hellas (Greece)	1,027.2	861.8	99.89	2,273.5	1,276.5
Parfums et Beauté Malaysia (Malaysia)	423.8		51.00	- 34.3	593.1
Parmaco S.A.I.C. Yf (Argentina)	654.9	- 8.4	98.03	- 6.6	
Parmobel Limited (United Arab Emirates)	776.4		75.00	8,268.4	12,202.1
L'Oréal Guatemala	1,475.2	1,767.2	100.00	1,624.6	980.8
Procosa-Productos De Beleza SA (Brazil)	20,215.7	67,402.3	99.99	8,604.1	5,613.7
Sincos Pte Ltd (Singapore)	1,673.0	- 955.4	100.00		
Slovlor S.R.O. (Slovakia)	1,040,3	- 58,4	100,00	263,4	
Sofamo (Monaco)	165,9	2,033,2	99,96	222,1	112,7
Venprobel (Venezuela)	62,5	209,8	100,00	- 641,2	
Yasulor Indonesia	5,652,8	6,269,2	99,98	3,810,3	

1.- Detailed information	Capital	Reserves and carry forward before approp.	% Holding	Profit or loss in last financial year	Dividendes collected by the company during the financial year
B - Main foreign interests (holding under 50%)					
Club de Créateurs de Beauté K.K (Japan)	10,757.0	- 8,361.4	20.00	249.7	
Parfums et Beauté Deutschland GmbH	6,135.5		0.01		
La Roche-Posay Italia	128.1	120.4	0.50	0.9	1.8
Siampar Limited (Thailand)	743.8	- 106.9	49.99	- 5.3	

For subsidiaries and foreign interests, the capital, reserves and carry-forward have been converted into thousands of FF on the basis of the exchange rates ruling at the end of the financial year, and profits or losses have been converted at the average exchange rate for 2000.

Information relating to all subsidiaries and interests combined	Subsidiaries		Interests	
(€ thousands)	French	Foreign	French	Foreign
Book value of shares held:				
• Gross restated	381,520.6	4,367,249.2	518,426.1	2,199.7
• Net	295,698.8	4,256,229.2	518,426.1	2,013.5
Amount of loans and advances granted	122,277.0	436,603.6		
Amount of bonds and guarantees granted		710,625.8		
Amount of dividends collected	59,815.1	510,011.9	51,229.0	1.8

Investments (main changes including shareholding threshold changes)

(€ thousands)	Situation at 31.12.1999		Acquisitions		Subscriptions		Sales		Situation at 31.12.2000	
Head	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Beautycos International	26,464.6	95.00	1,403.9	5.00	13,374.3				41,242.8	100.00
Color y Belleza	3,307.5	100.00					3,307.5	100.00(1)		
L'Oréal Liban	132.3	66.90			3,022.4	8.28			3,154.7	75.18
L'Oréal Latvia					3.8	100.00			3.8	100.00
L'Oréal Pérou	1,857.1	70.00	1,314.1	30.00	567.5				3,738.7	100.00
L'Oréal Philippines	3,588.6	87.04			3,652.1	8.31			7,240.7	95.32
L'Oréal Thailand	250.9	49.01	247.2	51.00	2,663.1				3,161.2	99.99
Nihon L'Oréal KK	79,658.7	83.61	1,056.3	9.31	25,909.4				106,624.3	92.92
Redken NZ	533.5	100.00					533.5	100.00		
	115,793.2		4,021.5		49,192.6		3,841.0		165,166.3	

(1) Merger absorption.

Source and application of **funds**

Calculation of change in total net working capital (€ thousands)

	2000	1999
Applications		
Dividends paid during financial year	236,908.6	187,773.9
Acquisitions of fixed assets:		
• Intangible assets	126,572.0	100,758.0
• Tangible assets	32,001.5	54,537.3
• *Financial assets*	2,450,314.7	1,619,604.3
Charges to be appropriated over several financial years	6,309.3	
Reductions in shareholders' equity		
Repayment of debts	621,949.4	363,042.4
Total applications	3,474,055.6	2,325,715.9
Sources		
Cash flow for financial year	734,240.3	655,538.7
Sales or reductions of fixed assets:		
• Sales of intangible assets		953.6
• Sales of tangible assets	1,382.3	40,249.3
• Sales or reductions of financial assets	1,313,049.7	1,314,503.7
Increase in shareholders' equity		
Capital increase or transfers		
Increase in other capital		
Increase in debts	1,865,411.1	647,821.6
Total sources	3,914,083.4	2,659,066.8
Change in total net working capital Net sources	440,027.8	333,351.0

Source and application of **funds**

Use of change in total net working capital (€ thousands)

Change in total working capital	2000			1999
	Required	Generated	Balance	Balance
"Operational" change				
Change in operating assets				
Stocks and work in progress	6,590.8			
Advances and part payments paid on orders	371.0			
Trade debtors and current assets	17,535.5			
Change in current liabilities				
Advances and part payments received on orders in progress				
Trade creditors		31,976.0		
Totals	24,497.4	31,976.0		
A: Net "operational" change			*7,478.7*	*- 4,774.9*
"Non-operational" change				
Change in other debtors	503,636.6			
Change in other creditors		16,437.0		
Totals	503,636.6	16,437.0		
B: Net "non-operational" change			*- 487,199.6*	*- 242,317.9*
A+B: Working capital requirement for financial year or Net working capital generated in financial year			479,721.0	247,092.7
Change in "cash and cash equivalents"				
Change in liquid assets		41,955.1		
Change in bank loans and bank credit balances	2,261.9			
Totals	2,261.9	41,955.1		
C: Net change in "cash and cash equivalents"			*39,693.2*	*- 86,258.2*
A+B+C: Change in total net working capital requirement Net applications Net sources			440,027.8	333,351.0

5-year financial summary

L'Oréal S.A. (excluding subsidiaries)

(€ thousands) *(except Earnings Per Share - EPS - in euros)*	1996	1997	1998	1999	2000
I. Financial position at end of financial year					
a) Share capital	103,065.0	103,065.0	103,065.0	135,212.4	135,212.4
b) Number of shares and investment certificates issued	67,606,216[3]	67,606,216	67,606,216	67,606,216	676,062,160[1]
c) Number of convertible bonds	0	0	0	0	0
II. Overall result of operations					
a) Net sales	883,649.8	971,184.7	1,083,535.9	1,148,034.7	1,269,686.1
b) Pre-tax profit before depreciation, provisions and reversals of provisions (including provision for investment and profit-sharing provision)	537,131.1	459,476.0	663,629.8	727,253.3	808,336.1
c) Corporate tax	46,828.8	34,635.0	48,273.4	57,148.2	59,208.6
d) Net profit	437,019.6	589,112.2	549,013.9	494,223.4	602,773.2
e) Amount of profits distributed	144,291.0	164,904.0	190,670.3	229,861.1	297,467.4
III. Result of operations per share or investment certificate					
a) Profit after tax and profit-sharing, but before depreciation and provisions	7.14	6.15	8.94	9.77	1.09
b) Net profit	6.46	8.71	8.12	7.31	0.89
c) Dividend paid on each share and investment certificate (not including tax credit)	2.13[2]	2.44[2]	2.82[2]	3.40	0.44
IV. Personnel					
a) Number of employees	4,281	4,414	4,595	4,708	5,135
b) Total salaries	188,164.4	206,529.3	218,088.7	229,657.7	251,328.5
c) Amount paid for welfare benefits (Social security, provident schemes, etc.)	74,652.7	78,874.8	84,916.7	89,393.5	100,037.1

(1) The share capital comprises 676,062,160 shares with a par value of € 0.2, following the ten-for-one share split decided on by the Annual General Meeting (AGM) of 30th May 2000.
(2) The dividend was FF 14, FF 16 and FF 18.5 respectively in 1996, 1997 and 1998.
(3) Bonus issue of one share for ten, decided on by Meeting of Board of Directors on 16th April 1996.

Statutory Auditors' report

on L'Oréal financial statements

(This is a free translation of the original French text for information purposes only).

In accordance with our appointment as auditors by your Annual General Meeting, we hereby report to you for the year ended 31st December 2000 on :

- the audit of the accompanying financial statements of L'Oréal established in euros,

- the specific procedures and disclosures required by the law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

1. Opinion on the Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as at 31st December 2000, and the results of its operations for the year then ended in accordance with French accounting regulations.

2. Specific Procedures and Disclosures

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Board of Directors contains the appropriate disclosures as to the acquisition of participating and controlling interests and to the percentage interests and votes held by shareholders.

Paris, 29th March 2001

The Statutory auditors

Pierre Coll | Patrice de Maistre

Statutory Auditors' special report

on regulated agreements

In our capacity as statutory auditors of the company, we present below our report on regulated agreements.

Under the provisions of section L.225-40 of the Commercial Code, we have been informed of the agreements approved in advance by the Board of Directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the decree of 23rd March 1967, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the standards of our profession. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

Board of Directors' meeting of 5th April 2000:

Director concerned:
Michel Somnolet

Description and purpose:
The Board of Directors renewed the authorisation to grant interest-bearing and interest-free loans and advances to group companies.

Terms:
We were informed of the following interest free current account advances:

Companies	Balance at 31st December 2000 in FF	Directors concerned
Lehoux et Jacque	505,250	Michel Somnolet
Régéfi	6,250,000	Michel Somnolet
Guy Laroche	238,750	Michel Somnolet

Board of Directors' meeting of 7th December 2000:

Directors concerned:
Lindsay Owen-Jones
Francisco Castaner

Description and purpose:
Sale of the Helioblock brand by Galderma to L'Oréal SA

Terms:
In accordance with section L. 225-38 of the Commercial Code, the Board of Directors authorised the purchase of the Helioblock brand owned by Galderma Pharma, for FF 54,800,000.

In application of the decree of 23rd March 1967, we were advised of the following agreements entered into in prior years, which remained in force during the year.

- interest-free loans and advances:

Companies	Balance at 31st December 2000 in FF
JEANNE LANVIN	95,000,000
GROUPEMENT DU PLESSIS MORNAY	19,952,827
MAYBELLINE SUZHOU	35,433,641
SOCINAY	303,500

- interest-free current account advance:

Companies	Balance at 31st December 2000 in FF
CHIMEX	- 8 673,635

Paris, 29th March 2001

The Statutory Auditors

Pierre Coll

Patrice de Maistre

Draft resolutions

submitted for approval to the Annual General Meeting on 29th May 2001

First resolution

Approval of the financial statements and approval of all actions by the Board of Directors

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and after hearing the management report of the Board of Directors and the reports of the Statutory Auditors for the financial year 2000, approves these reports in their entirety, and approves the annual financial statements showing a net profit of FF 3,953,933,029.97 (€ 602,773,204.64) compared with FF 3,241,893,060.58 (€ 494,223,411.07) at 31st December 1999.

The AGM further approves various expenses and charges which are non-deductible from the company's taxable income, of which a report has been given.

It authorises the Board of Directors to commit expenses of this nature for the financial year 2001.

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, approves all the actions taken by the Board of Directors having held office in 2000.

Second resolution

Allocation of the company's profits

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, on the proposal of the Board of Directors, decides to appropriate the company's income for the financial year 2000, amounting to FF 3,953,933,029.97 (€ 602,773,204.64), as follows:

	FF	Equivalent in euros
• to the "Special reserve of long-term net capital gains"	647,015,689.00	98,636,905.93
• 5% of the fully paid up capital, i.e. the entire capital, as first dividend	44,346,770.63	6,760,621.60
• the balance amounting to	3,262,570,570.34	497,375,677.12
• to which is added a deduction from the "Special reserve of long-term net capital gains" item amounting to	1,042,378,729.00	158,909,612.83
• leaving an available balance of	4,304,949,299.34	656,285,289.94
• an amount of ... will be allotted to shareholders as superdividend	1,906,911,137.03	290,706,728.80
• an amount of ... will be used to pay withholding tax	185,000,000.00	28,203,068.19
• the balance, that is ... will be allocated to the "Other reserves" account	2,213,038,162.31	337,375,492.95

Third resolution

Declaration of the dividend

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, declares the net dividend to be paid for each share as follows:

	€	Equivalent in francs
• Dividend allocated for the financial year 2000	297,467,350.40	1,951,257,907.66
• That is a dividend paid per share of	0.44	2.89
• Tax already paid (tax credit)	0.22	1.45

The net dividend of € 297,467,350.40 will be paid to the 676,062,160 shares constituting the capital ranking from 1st January 2000, from the date set by the Board of Directors:

- for registered shares recorded on the company's share register, directly by Banque Nationale de Paris in its capacity as an authorised agent, depending on the mode of settlement indicated by the holders;
- for registered shares held in an administered account, and for bearer shares, by the authorised custodians to whom the management of these shares has been entrusted.

The AGM notes that the net dividends paid for the last three years, and the corresponding tax credits, were as follows, and relate to shares with a par value of FF 10 in 1997 and 1998 and € 2 in 1999 [compared with € 0.2, i.e. approximately FF 1.31 at present] :

Year	Number of shares	Net dividend		Tax already paid (Tax credit)		Total	
		FF	€	FF	€	FF	€
1997	67,606,216	16.00	2.44	8.00	1.22	24.00	3.66
1998	67,606,216	18.50	2.82	9.25	1.41	27.75	4.23
1999	67,606,216	22.30	3.40	11.15	1.70	33.45	5.10

In the event that, when dividends are paid on shares, the company holds some of its own shares, in accordance with legal requirements the amount corresponding to the unpaid dividends resulting from these shares will be allocated to the "Ordinary reserve" account.

Fourth resolution

Agreements covered by Article L. 225-38 of the French Commercial Code

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, acknowledges to the Board of Directors and the Statutory Auditors that it has been presented with the findings of the report made on agreements covered by Article L. 225-38 of the French Commercial Code and approves the said agreements.

Fifth resolution

Renewal of the tenure as director of Mrs Françoise Bettencourt Meyers

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the bylaws, renews the tenure as director of Mrs Françoise Bettencourt Meyers for a statutory period of 4 years.

The tenure as director of Mrs Françoise Bettencourt Meyers will expire at the end of the Ordinary General Meeting to be held in 2005 to review the financial statements of the year ending 31st December 2004.

Sixth resolution

Renewal of the tenure as director of Mr Peter Brabeck-Letmathe

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the bylaws, renews the tenure as director of Mr Peter Brabeck-Letmathe for a statutory period of 4 years.

The tenure as director of Mr Peter Brabeck-Letmathe will expire at the end of the Ordinary General Meeting to be held in 2005 to review the financial statements of the year ending 31st December 2004.

Seventh resolution

Renewal of the tenure as director of Mr François Dalle

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the bylaws, renews the tenure as director of Mr François Dalle for a statutory period of 4 years.

The tenure as director of Mr François Dalle will expire at the end of the Ordinary General Meeting to be held in 2005 to review the financial statements of the year ending 31st December 2004.

Eighth resolution

Renewal of the tenure as director of Mr Jean-Pierre Meyers

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the bylaws, renews the tenure as director of Mr Jean-Pierre Meyers for a statutory period of 4 years.

The tenure as director of Mr Jean-Pierre Meyers will expire at the end of the Ordinary General Meeting to be held in 2005 to review the financial statements of the year ending 31st December 2004.

Ninth resolution

End of the tenure as director of Mr Guy landon

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and noting that the tenure as director of Mr Guy Landon has expired and that he does not wish to have his appointment renewed, decides that he will not be replaced.

Tenth resolution

Appointment of a Substitute Auditor

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, appoints Mr Jean-Paul Picard as Substitute Auditor to replace Mr Etienne Jacquemin, the latter having been appointed Auditor to replace Mr Patrice de Maistre, who has resigned.

Eleventh resolution

Renewal of the authorisation given to the company to buy back its own shares

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and having noted the report of the Board of Directors and the memorandum approved by the Commission des Opérations de Bourse, authorises the Board of Directors to carry out the purchase of the company's own shares on the stock exchange or by other means, in accordance with Articles L. 225-209 et seq. of the French Commercial Code in the following conditions:

- the purchase price per share may not be greater than € 120,
- the selling price per share may not be less than € 60,
- the number of shares to be bought by the company may not exceed 6% of the number of shares forming the capital, that is 40,563,729 shares for a maximum amount of € 4.87 billion.

In the event of any operations affecting the company's capital, and more particularly in the event of a capital increase by incorporation of reserves and allotment of bonus shares, and in the event either of a stock split or a reverse stock split, the amounts indicated above will be arithmetically adjusted in the proportion required by the variation in the total number of shares determined by the operation.

This authorisation is intended to enable the company to use these shares for the following purposes:

- the exchange of shares in connection with external growth operations, in order to reduce the burden of financing such operations, or more generally to improve the financial terms of a transaction;
- if the case arises and the circumstances are appropriate, the sale on the market or the remittance of shares bought back to any subscribers of bonds which are redeemable in shares or exchangeable for shares, if the issue of such bonds was decided on by an extraordinary general meeting of the company.

Any of its own shares held by the company may be cancelled by a reduction of capital up to the limits set by law, in application of the provisions of the fourteenth resolution of the General Meeting of Shareholders held on 1st June 1999.
This authorisation is granted for a maximum period of eighteen months, and in any case expires on the date of the Ordinary General Meeting called to review the financial statements of the year ending 31st December 2001.

The AGM confers to the Board of Directors all powers, with the possibility of delegation, to issue all stock market orders, conclude all agreements, establish all documents, particularly for information purposes, carry out all formalities and make all declarations to all organisations, and in general to take all actions which are necessary.

Twelfth resolution

Powers for formalities

The AGM gives all powers to the bearer of a copy or extract of this document to carry out all necessary registrations, formalities and publications, to sign all documents and declarations, and all statements, and in general to carry out all necessary actions.

The Board of Directors of L'Oréal S.A.

Auditors

Statutory Auditors:

	Date first appointed	Term of office	Expiry of term
Auditors:			
• Mr Pierre Coll 34, place des Corolles – Tour AIG 92908 Paris La Défense 2 – France	26.05.98	6 years	Annual General Meeting examining financial statements for 2002 to be held in 2003
• Mr Patrice de Maistre 2, rue de Franqueville 75116 Paris – France	26.05.98	6 years	
Substitutes:			
• Mr Étienne Jacquemin 2, rue Paul Cézanne 75008 Paris – France	26.05.98	6 years	
• Mr Étienne Boris 32, rue Guersant 75017 Paris – France	01.06.99	5 years	

Information policy

Ever since its first listing on the Monthly Settlement Market of the Paris Bourse 38 years ago, L'Oréal has constantly been improving the sources of information available to French and foreign shareholders and investors from New York to Tokyo, London, Frankfurt, Milan and Madrid.

Thus, every year a financial meeting is held in April for analysts and investors, together with journalists specialising in the cosmetics industry. The Annual General Meeting of Shareholders is held in May, and the group makes a number of presentations in France, particularly in conjunction with Euronext and the Cercle de Liaison des Informateurs Financiers en France (CLIFF). International meetings are held with various banks and stockbrokers, particularly in the Spring and Autumn.

The annual report comprises 3 volumes. It is translated, or summarised, into English, German, Spanish and Italian. Following a poll of 1,000 finance professionals from eight European countries, carried out by Taylor Nelson Sofrès, L'Oréal has received the Euronext and Agéfi Award for the "**Best 1999 Annual Report**" as part of a series of Investor Relations Awards.
In 1996, L'Oréal also began the publication of three "Letters to Shareholders" a year, one of which is a summary of the annual report in several languages.

The main financial announcements of the group are presented on-line on the Internet. In November 1997 L'Oréal opened the specialised financial Internet site "**loreal-finance.com**" for the use of international finance professionals and all types of shareholders. Tens of thousands of visits are made to the site each month. Highlights from the annual financial analysts' meeting held on 5th April 2001 have been made available on-line on the Internet site: **www.loreal-finance.com**.

Since the Spring of 1998, L'Oréal has been publishing a shareholder handbook in pocket form in two languages. It is currently being updated.

Since 4th January 1999, a telephone number (+33 1 58 13 51 36) has facilitated access for all shareholders to the Shareholder Information service of L'Oréal and a share trading service is also available for holders of registered shares.

The Journal des Finances, in conjunction with the agency Ecocom, has published its "2001 Shareholders' Awards", based on a survey of the shareholders who read this weekly publication. A survey was also carried out of 156 financial and fund management institutions in France. L'Oréal is in fact the **favourite company of the financial intermediaries surveyed** (7th place in 1999). This survey was based on key criteria such as consistent financial performance, strategic visibility and financial information efforts.

Director of International Financial Information of the L'Oréal group:
Mr François ARCHAMBAULT,
Director of Investor Relations:
Mrs Caroline MILLOT,
Director of Press Relations:
Mr Lorrain KRESSMANN

41, rue martre - 92117 Clichy - FRANCE

Telephone:	+ 33 1 47 56 70 00
Fax:	+ 33 1 47 56 80 02
Minitel:	3615 COB
Internet:	http://www.loreal-finance.com
E-mail:	info@loreal-finance.com
Call centre:	+ 33 1 58 13 51 36

Person responsible for the Reference Document

Mr Michel Somnolet, Vice-President, member of the Board of Directors, in charge of Administration and Finance, on the authority of the Chairman of the Board of Directors of L'Oréal, Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer.

Declaration by person responsible for the Reference Document

"To the best of our knowledge, the contents of this Reference Document truly and fairly reflect the existing situation; they include information necessary to enable investors to make a judgment about the assets and liabilities, activity, financial position, results and prospects of the company and its group; there are no omission which could adversely affect the fairness of the presentation".

Clichy, 19th April 2001

On the authority of the Chairman of the Board of Directors,

Michel Somnolet
Vice-President, member of the Board of Directors,
in charge of Administration and Finance

Declaration by the Auditors of the Reference Document

(Free translation of the original French text for information purposes only)

In our capacity as Statutory Auditors of L'Oréal and as required under Rule 98-01 of the Commission des Opérations de Bourse, we have performed procedures on the information contained in the "Document de Référence" relating to the financial position and the financial statements of the company, in accordance with French professional standards.

This "Document de Référence" is the responsibility of the Chairman of the Board of Directors of L'Oréal. Our responsibility is to report on the fairness of the information about the financial position and the financial statements contained in this "Document de Référence".

Our procedures, which were performed in accordance with French professional standards, consisted of assessing the fairness of the information about the financial position and the accounts and verifying that this information is consistent with the financial statements on which we have issued a report, reading the other information contained in the "Document de Référence", including that marked with an asterisk ("*"), in order to identify any material inconsistencies with the information about the financial position and the accounts, and to report any manifestly incorrect information that came to our attention, based on our overall knowledge of the Company, as acquired during our audit.

We have audited in accordance with professional standards applicable in France the individual financial statements and the consolidated financial statements for each of the three years ended 31st December 1998, 1999 and 2000, as approved by the Board of Directors. We expressed an unqualified opinion on such financial statements and our report did not include any emphasis of matter of paragraph.

Based on the procedures described, we have no matter to report regarding the fairness of the information presented in the "Document de Référence" with respect to the financial position and the financial statements.

Paris, 19th April 2001

The Statutory Auditors

Pierre Coll — Patrice de Maistre

COB

In application of regulation COB 98-01, the Commission des Opérations de Bourse registered this "Reference Document" on 19th April 2001 under no. R-01-128. This "Reference Document" may not be used in connection with a financial transaction unless it is accompanied by an Information Memorandum approved by the Commission des Opérations de Bourse. This "Reference Document" has been prepared by the issuer and is the responsibility of the persons whose signatures appear herein. This "Reference Document" has been registered following an examination of the relevance and consistency of the information provided on the Company's position, without any assurance being given as to the authenticity of the accounting and financial information.

Table of contents

The three volumes listed below together constitute the 2000 Annual Report of the L'Oréal group, which has been registered by the Commission des Opérations de Bourse as a Reference Document, in accordance with its rule 98-01.

Volume 1: General report of the group

Volume 2: Consolidated financial statements

Volume 3: Management report, L'Oréal S.A. financial statements and additional information

Reference Document

In order to facilitate the reading of the present Reference Document, the below table of contents cross-references the main headings of the rule 98-01 of the Commission des Opérations de Bourse to the three volumes of the L'Oréal Annual Report:



http://www.loreal.com
http://www.loreal-finance.com

L'ORÉAL

Incorporated in France as a "Société anonyme"
with registered capital of €135,212,432.
R.C. Paris B 632 012 100

Headquarters:
41, rue Martre
92117 Clichy - France
Tel.: +33 1 47 56 70 00
Fax: +33 1 47 56 80 02

Registered Office:
14, rue Royale
75008 Paris - France